Banco Itaú Holding Financeira S.A.

Management Discussion and Analysis and Complete Financial Statements

First Quarter of 2008

Contents

The operations of FAI – Financeira Americanas Itaú are consolidated in the Itaucred segment in proportion to our 50% percentage holding in its capital.

The tables in this report show the figures in millions. Variations, however, are calculated in units

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary
First Quarter of 2008

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	1st Q/08	4th Q/07	1st Q/07
Net Income - Parent Company	2,043	2,029	1,902
Recurring Net Income	1,979	1,789	1,902
Managerial Financial Margin (1)	5,535	5,298	4,984

Income per Share (R$)	1st Q/08	4th Q/07	1st Q/07
Consolidated Net Income per share (2)	0.86	0.85	0.79
Consolidated Recurring Net Income per share (2)	0.83	0.75	0.79
Number of Outstanding Shares - in thousands (3)	2,376,520	2,397,051	2,399,583
Book Value per share (2)	12.31	12.09	10.41
Dividends/JCP net of taxes (4) (R$ Million)	613	768	571
Dividends/JCP net of taxes (4) per share	0.26	0.32	0.24
Market Capitalization (5) (R$ Million)	93,944	110,888	86,277
Market Capitalization (5) (US$ Million)	53,710	62,602	42,078

Performance Ratios (%)	1st Q/08	4th Q/07	1st Q/07
Return on Average Equity - Annualized (6)	28.1%	28.5%	31.3%
Recurring Return on Average Equity Annualized (6)	27.2%	25.1%	31.3%
Return on Average Assets - Annualized (6)	2.6%	2.7%	3.3%
Recurring Return on Average Assets - Annualized (6)	2.5%	2.4%	3.3%
Solvency Ratio (BIS Ratio)	16.6%	17.9%	16.5%
Annualized Net Interest Margin (7)	11.0%	11.1%	12.5%
Nonperforming Loans Index (NPL) (8)	4.3%	4.4%	5.0%
Provision for Loan Losses/Nonperforming Loans	149%	157%	166%
Efficiency Ratio	43.3%	47.7%	44.1%

Balance Sheet		Mar 31, 08		Dec 31, 07		Mar 31, 07
Total Assets		327,624		294,876		257,850
Credit Operations	*125,660*		*115,548*		*91,180*	
Sureties, Endorsements and Guarantees	*12,031*	137,691	*12,041*	127,589	*9,890*	101,071
Total Deposits		78,445		81,592		64,466
Securities Repurchase Agreements - Own Issue		50,025		41,140		35,067
Stockholders' Equity of Parent Company		29,267		28,969		24,971

Relevant Data	Mar 31, 08	Dec 31, 07	Mar 31, 07
Assets Under Management (AUM)	221,467	217,377	186,271
Employees (Individuals)	66,442	65,089	62,421
Active Customers (Million)	13.6	13.4	13.1
Products/Customer (Units)	5.1	5.1	5.1
Branches (Units)	2,782	2,764	2,637
CSBs (Units)	751	764	749
Automated Teller Machines (Units)	23,874	23,739	23,101
Taii Stores	738	766	838
FIC Self Service Kiosks	338	315	-

(1) Described on page 5.
(2) Calculated considering the weighted average number of shares outstanding.
(3) The number of shares outstanding was adjusted to reflect the stock split that occurred in October 2007.
(4) JCP – Interest on own capital. Amounts paid/provisioned (Note 15 - bII to the Financial Statements).
(5) Calculated based on the average quotation of preferred shares on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders' Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Does not include Treasury.
(8) The balance of transactions more than 60 days overdue divided by Overdue Loans.

Main Market Shares as of Mar/08

Asset Management	15.3%
Automobile Finance (*)	25.9%
Credit Cards	22.3%
Deposits (**)	13.6%
Insurance Premiums (***)	11.1%
Private Pension Plans	17.2%

(*) In February 2008.
(**) In December 2007
(***) In the period of March 2007 to February 2008.
Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
Note: The Insurance Premiums market share includes VGBL and health insurance.

Macroeconomic Indices

	Mar 31,08	Dec 31,07	Mar 31,07
EMBI Brazil Risk	259	233	167
CDI (In the Quarter)	2.6%	2.6%	3.0%
Dollar Exchange Rate (Var. in the Quarter)	-1.3%	-3.7%	-4.1%
Dollar Exchange Rate (Quotation in R$)	1.7491	1.7713	2.0504
IGP-M (In the Quarter)	2.4%	3.5%	1.1%
Savings (TR + 6% p.a.)	1.7%	1.7%	2.0%

Managerial Statement of Income

During the first quarter of 2008, the following non-recurring events impacted net income: (i) disposal of the investment in Mastercard, (ii) disposal of the investment in VISA, and (iii) setting up of a provision for losses arising from economic stabilization plans implemented during the 1980's.

The table below shows the reconciliation of net income of R$ 2,043 million and recurring net income of R$ 1,979 million, disregarding the impacts associated with non-recurring events in the first quarter of 2008. The reconciliation with the fourth quarter of 2007 is also presented.

R$ Million

	1st Q/08	4th Q/07	1st Q/07
Net Income	2,043	2,029	1,902
Non-interest Expenses	84	102	-
Amortization of goodwill (*)	-	29	-
Economic Plans provision	84	73	-
Non Operating Results	(182)	(475)	-
Gain on Sale of Mastercard shares	(83)	-	-
Gain on Sale of VISA shares	(99)	-	-
Gain on Sale of BOVESPA shares	-	(248)	-
Gain on Sale of BM&F shares	-	(227)	-
Income Tax and Social Contribution	33	134	-
Tax effects on non-recurring effects	33	134	-
Minority Interests	-	(1)	-
Amortization of goodwill (*)	-	(1)	-
Recurring Net Income	1,979	1,789	1,902

(*) Refers to the goodwill on the Delle Holding acquisition in the fourth quarter of 2007.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports for June 2005 to March 2006.

In the first quarter of 2008, we introduced changes in the presentation of managerial income. The managerial financial margin has been subdivided into two groups: managerial financial margin on transactions carried out with customers, and managerial financial margin on transactions carried out with the market in general. The margin on transactions carried out with customers primarily comprises banking transactions that involve our relationship with customers, through the offer of financial products and services. The margin on transactions carried out with the market relates to all other transactions performed on the financial market, including treasury and margin from management of foreign exchange risk from investments, which are detailed elsewhere in this report.

Furthermore, the financial margin now includes the tax benefit obtained from sovereign bonds issued by Austria, Denmark, Spain, Korea and Norway. It should be noted, however, that this adjustment was not made to the managerial statement of income for the fourth quarter of 2007, presented herein, in the amount of R$ 76 million.

We believe that these changes will promote a better understanding of the components of our net income. It should also be noted that during the first quarter of 2008 the real appreciated 1.3% against the dollar, while in the fourth quarter it appreciated by 3.7%. The real depreciated 5.8% against the euro and appreciated 0.6% in the previous quarter.

Managerial Statement of Income

Managerial Adjustments Made:

Adjustment 1: Exclusion of Distribution of Exchange Variation from Investments Abroad.

Adjustment 2: Tax Effect of Hedge of Investments Abroad and Sovereign Bonds.

R$ Million

1st Quarter/08	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	5,527	-	(8)	17	5,535
• Financial Margin with Customers	5,058	-	-	-	5,058
• Financial Margin with Market	469	-	(8)	17	478
Result from Loan Losses	(1,598)	-	15	-	(1,583)
Provision for Loan and Lease Losses	(1,845)	-	15	-	(1,830)
Recovery of Credits Written Off as Losses	247	-	-	-	247
Net Result from Financial Operations	3,928	-	8	17	3,953
Other Operating Income/(Expenses)	(1,000)	84	(25)	6	(935)
Banking Service Fees	2,503	-	(2)	-	2,501
Result from Op. of Insurance, Pension Plans and Capitalization	318	-	-	-	318
Non-interest Expenses	(3,597)	84	29	-	(3,484)
Tax Expenses for ISS, PIS and Cofins	(466)	-	-	6	(460)
Equity in the Earnings of Associated Companies	87	-	(44)	-	43
Other Operating Income	155	-	(8)	-	147
Operating Income	2,929	84	(18)	23	3,017
Non-operating Income	180	(182)	(0)	-	(3)
Income before Tax and Profit Sharing	3,108	(98)	(18)	23	3,014
Income Tax and Social Contribution	(763)	33	5	(23)	(747)
Profit Sharing	(215)	-	-	-	(215)
Minority Interests	(87)	-	13	-	(74)
Net Income	2,043	(65)	-	(0)	1,979

R$ Million

4th Quarter/07	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	5,424	-	21	(148)	5,298
• Financial Margin with Customers	4,731	-	-	-	4,731
• Financial Margin with Market	694	-	21	(148)	566
Result from Loan Losses	(1,294)	-	(1)	-	(1,295)
Provision for Loan and Lease Losses	(1,564)	-	(1)	-	(1,565)
Recovery of Credits Written Off as Losses	270	-	-	-	270
Net Result from Financial Operations	4,130	-	20	(148)	4,002
Other Operating Income/(Expenses)	(1,195)	102	6	19	(1,068)
Banking Service Fees	2,674	-	(1)	-	2,673
Result from Op. of Insurance, Pension Plans and Capitalization	308	-	-	-	308
Non-interest Expenses	(3,847)	102	3	-	(3,742)
Tax Expenses for ISS, PIS and Cofins	(604)	-	1	19	(585)
Equity in the Earnings of Associated Companies	131	-	4	-	134
Other Operating Income	144	-	-	-	144
Operating Income	2,935	102	27	(130)	2,935
Non-operating Income	460	(475)	1	-	(15)
Income before Tax and Profit Sharing	3,396	(374)	28	(130)	2,920
Income Tax and Social Contribution	(1,143)	134	(1)	130	(880)
Profit Sharing	(190)	-	-	-	(190)
Minority Interests	(34)	(1)	(26)	-	(61)
Net Income	2,029	(241)	-	-	1,789

Net Income and Annualized Return on Average Equity



Recurring ROE Annualized (%)
Recurring Net Income (R$ Million)
Net Income and ROE

Our consolidated net income for the first quarter of 2008 totaled R$ 2,043 million. During the period, the recurring consolidated net income amounted to R$ 1,979 million, or a 10.6% increase compared to the last quarter of the prior year. The parent company stockholders' equity reached R$ 29,267 million at March 31, 2008, giving rise to an annualized recurring return on average net equity of 27.2% in the first quarter of 2008.

Loan Portfolio (*)

R$ Billion



Foreign Currency — Local Currency

(*) Includes endorsements and sureties.

R$ Million

	Mar 31,08	Dec 31,07	Mar 31,07	Variation (%) Mar/08-Dec/07	Variation (%) Mar/08-Mar/07
Individuals	57,907	54,416	41,972	6.4%	38.0%
Credit Card	10,463	10,925	8,501	-4.2%	23.1%
Personal Loans	14,717	13,881	13,641	6.0%	7.9%
Vehicles	32,727	29,611	19,830	10.5%	65.0%
Businesses	62,616	57,524	46,618	8.9%	34.3%
Corporate	37,380	35,755	29,786	4.5%	25.5%
Small and middle market	25,236	21,769	16,833	15.9%	49.9%
Directed Loans	6,771	6,335	5,650	6.9%	19.8%
Rural Loans	3,896	3,654	3,254	6.6%	19.7%
Mortgage Loans	2,875	2,682	2,396	7.2%	20.0%
Argentina/Chile/Uruguay	10,397	9,314	6,830	11.6%	52.2%
Total	137,691	127,589	101,071	7.9%	36.2%

The balance of our loan and financing portfolio, including sureties and endorsements, totaled R$ 137,691 million in the first quarter of 2008, representing a 7.9% rise compared to the last quarter of 2007. During the quarter, loan and financing transactions with micro, small and mid-size companies stood out, increasing by 15.9% from the last quarter of 2007. Credit transactions carried out by our foreign units (Argentina, Chile and Uruguay) also increased significantly by 11.6%, driven by loans to companies. The vehicle portfolio maintained a significant growth rate and increased by 10.5% compared to the prior quarter. Credit card transactions, however, declined by 4.2%, following the high activity period seen in the latter part of the year.

Managerial Financial Margin

R$ Million



Customer Financial Margin
Market Financial Margin

Our managerial financial margin stood at R$ 5,535 million, a 4.5% increase from the prior quarter. The managerial financial margin on customer transactions grew by 6.9% compared to the last quarter of 2007, amounting to R$ 5,058 million. Such increase is essentially associated with the expansion in the volume of loan and financing transactions. The managerial financial margin on market transactions declined by 15.7% quarter-on-quarter, chiefly because of lower gains on prefixed financial instruments.

Provision for Loan Losses and Credit Portfolio


R$ Million
1st Qtr/07
2nd Qtr/07
3rd Qtr/07
4th Qtr/07
1st Qtr/08
Recurring Expense
Provision Balance/ Credit Portfolio
Recurring Expense/ Credit Portfolio

In the first quarter of 2008, expenses for the provision for doubtful loans increased by 16.9%, in particular as a result of the growth in the credit portfolio. It should be stressed, however, that the ratio of the provision for doubtful loans to the total balance of the credit portfolio has remained constant, as shown in the chart on the side. The nonperforming loan ratio improved when compared to the prior period, standing at 4.3%. The corporate portfolio ratio improved 20 basis points compared to the prior quarter, while the individuals' portfolio ratio had an increase of 10 basis points in its delinquency.

NPL Ratio(*) - Individuals x Businesses (%)


Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Total
Individuals
Businesses

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Banking Service Fees


R$ Million
1Q/08
4Q/07
3Q/07
2Q/07
1Q/07
4Q/06
3Q/06
2Q/06
1Q/06
2,501
2,673
2,539
2,550
2,421
2,456
2,286
2,254
2,131

Banking fee revenues declined by 6.4% quarter-on-quarter. These revenues were impacted by the fee reduction campaign during the period, aiming at enhancing customers' loyalty. Accordingly, a decrease was seen in revenues from fees relating to current account, credit transactions and sureties provided. Other factors driving the decrease in service fees were the reduced volume of public offerings of shares and the lower volume of investment banking activities. On the other hand, revenues from tax collection services increased, as payments of IPVA, IPTU and DPVAT taxes are usually concentrated in the first quarter of the year.

Non-interest Expenses


R$ Million
2,779
2,949
3,246
3,371
3,260
3,524
3,447
3,742
3,484
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08

In the first quarter of the year, non-interest expenses were down 6.9% from fourth quarter of 2007. However, we believe that this is a periodic seasonal reduction and that in forthcoming periods non-interest expenses will be back to levels seen in prior quarters. Personnel expenses decreased by 6.6% quarter-on-quarter, as in the period the amount of provisions for labor claims was lower than in the last quarter of the previous year. Additionally, we did not sustain the same level of costs with advertising, promotion and publication. Expenses associated with CPMF and other taxes also declined, primarily because of the extinguishment of CPMF. The combination of all these positive factors drivers led our efficiency ratio to reach the outstanding level of 43.3% in the first quarter of 2008, but the level of 45.0% should be expected for forthcoming quarters.

Efficiency Ratio (%) (*)


1Q/08
4Q/07
3Q/07
2Q/07
1Q/07
4Q/06
3Q/06
2Q/06
1Q/06
43.3%
47.7%
47.1%
45.8%
44.1%
47.4%
48.8%
45.7%
47.3%

(*) The criteria for calculating the efficiency ratio are detailed on page 19.

Unrealized Profit/(Loss)


R$ Million
Parent Company
BPI Interest (Minority)

In the first quarter of 2008, unrealized net income/(loss) declined by R$ 1,100 million compared to the fourth quarter of 2007, reaching R$ 6,533 million. The main driver of such decrease was the reduction in the market value of shares in Bovespa, BM&F and Banco BPI, which in turn was due to the volatility in the equity markets. The balance of the provision in excess of the minimum required to cover possible loan losses remained unaltered, totaling R$ 2,150 million. It should be noted that this provison is not considered in the determination of unrealized net income/(loss).

Consolidated Pro Forma Balance Sheet

R$ Million

ASSETS	Mar 31,08	Dec 31,07	Mar 31,07	Variation Mar/08-Dec/07	Variation Mar/08-Mar/07
Current and Long-Term Assets	323,756	290,980	254,062	11.3%	27.4%
Cash and Cash Equivalents	5,194	4,288	4,509	21.1%	15.2%
Short Term Interbank Deposits	56,381	56,785	41,771	-0.7%	35.0%
Securities and Derivative Instruments	72,404	61,338	62,659	18.0%	15.6%
Interbank and Interbranch Accounts	20,566	17,727	17,097	16.0%	20.3%
Loans, Leasing Operations and Other Credits	125,660	115,548	91,180	8.8%	37.8%
(Allowance for Loan Losses)	(8,147)	(7,926)	(7,614)	2.8%	7.0%
Other Assets	51,697	43,220	44,460	19.6%	16.3%
Foreign Exchange Portfolio	25,819	18,770	23,157	37.6%	11.5%
Others	25,878	24,450	21,303	5.8%	21.5%
Permanent Assets	3,869	3,896	3,788	-0.7%	2.1%
Investments	1,253	1,260	1,135	-0.5%	10.4%
Fixed Assets	1,855	1,898	2,142	-2.2%	-13.4%
Deferred Changes	760	739	511	2.9%	48.7%
TOTAL ASSETS	327,624	294,876	257,850	11.1%	27.1%

R$ Million

LIABILITIES	Mar 31,08	Dec 31,07	Mar 31,07	Variation Mar/08-Dec/07	Variation Mar/08-Mar/07
Current and Long-Term Liabilities	296,066	263,713	231,495	12.3%	27.9%
Deposits	78,445	81,592	64,466	-3.9%	21.7%
Demand Deposits	19,847	28,134	17,970	-29.5%	10.4%
Savings Accounts	28,388	27,990	23,242	1.4%	22.1%
Interbank Deposits	1,576	1,616	2,307	-2.5%	-31.7%
Time Deposits	28,634	23,852	20,948	20.0%	36.7%
Funds Received under Securities Repurchase Agreements	85,692	64,733	59,774	32.4%	43.4%
Funds from Acceptances and Issue of Securities	7,177	8,371	7,831	-14.3%	-8.3%
Interbank and Interbranch Accounts	6,372	1,856	4,268	243.3%	49.3%
Borrowings and On-lendings	18,962	16,800	12,220	12.9%	55.2%
Derivative Financial Instruments	4,326	3,857	3,332	12.1%	29.8%
Technical Provisions for Insurance, Pension Plans and Cap.	25,133	23,832	20,131	5.5%	24.9%
Other Liabilities	69,959	62,671	59,473	11.6%	17.6%
Foreign Exchange Portfolio	25,966	18,918	23,474	37.3%	10.6%
Subordinated Debt	12,371	11,375	9,525	8.8%	29.9%
Others	31,621	32,378	26,474	-2.3%	19.4%
Deferred Income	74	74	78	0.7%	-4.9%
Minority Interest in subsidiaries	2,218	2,121	1,306	4.6%	69.8%
Stockholders' Equity of Parent Company	29,267	28,969	24,971	1.0%	17.2%
TOTAL LIABILITIES	327,624	294,876	257,850	11.1%	27.1%
Deposits	78,445	81,592	64,466	-3.9%	21.7%
Assets Under Management (AUM)	221,467	217,377	186,271	1.9%	18.9%
Total Deposits + Assets Under Management (AUM)	299,912	298,969	250,737	0.3%	19.6%

Consolidated Pro Forma Statement of Income

R$ Million

	1st Q/08	4th Q/07	1st Q/07	Variation 1st Q/08-4th Q/07	%	1st Q/08-1st Q/07	%
Managerial Financial Margin	5,535	5,298	4,984	238	4.5%	552	11.1%
• Financial Margin with Customers	5,058	4,731	4,369	327	6.9%	689	15.8%
• Financial Margin with Market	478	566	615	(89)	-15.7%	(137)	-22.3%
Result from Loan Losses	(1,583)	(1,295)	(1,266)	(288)	22.2%	(317)	25.1%
Provision for Loan and Lease Losses	(1,830)	(1,565)	(1,504)	(265)	16.9%	(326)	21.7%
Recovery of Credits Written Off as Losses	247	270	238	(23)	-8.5%	9	3.6%
Net Result from Financial Operations	3,953	4,002	3,718	(50)	-1.2%	234	6.3%
Other Operating Income (Expenses)	(935)	(1,068)	(773)	133	-12.4%	(162)	20.9%
Banking Service Fees	2,501	2,673	2,421	(172)	-6.4%	80	3.3%
Result from Operations of Insurance, Pension Plans and Cap.	318	308	313	10	3.4%	6	1.8%
Non-interest Expenses	(3,484)	(3,742)	(3,280)	258	-6.9%	(204)	6.2%
Tax Expenses for ISS, PIS and Cofins	(460)	(585)	(472)	124	-21.3%	11	-2.4%
Equity in the Earnings of Associated Companies	43	134	52	(91)	-67.9%	(9)	-17.7%
Other Operating Income	147	144	192	3	2.0%	(45)	-23.6%
Operating Income	3,017	2,935	2,945	83	2.8%	73	2.5%
Non-operating Income	(3)	(15)	26	12	-80.0%	(29)	-111.3%
Income before Tax and Profit Sharing	3,014	2,920	2,970	94	3.2%	44	1.5%
Income Tax and Social Contribution	(747)	(880)	(887)	133	-15.1%	140	-15.8%
Profit Sharing	(215)	(190)	(145)	(25)	13.0%	(69)	47.7%
Minority Interests	(74)	(61)	(36)	(13)	21.9%	(38)	105.1%
Recurring Net Income	1,979	1,789	1,902	190	10.6%	77	4.0%

	1st Q/08	4th Q/07	1st Q/07
Number of shares outstanding - in thousands (*)	2,376,520	2,397,051	2,399,583
Book value per share - R$ (*)	12.31	12.09	10.41
Net Income per share - R$ (*)	0.83	0.75	0.79

(*) Adjusted to reflect the stock split in Oct./07.

Executive Summary

First Quarter of 2008

Results by Segment

Itaubanco

In the first quarter of 2008, Itaubanco's net income reached R$ 1,100 million, corresponding to a 6.1% increase compared to the prior quarter. The impact in the managerial financial margin is mainly attributable to the reduction in the financial margin on market transactions, which posted lower gains from fixed-rate financial instruments. These effects were partly offset by the exposition in the credit portfolio resulting in a higher financial margin with customers. Expenses associated with the assumption of credit risk grew mostly on account of the expansion in the credit portfolio. Banking service fees were impacted by the reduced revenues from brokerage and securities placement, resulting from the lower volume of public offerings of shares, as well as the strategic decision to lower fees, and partly offset by increased revenues from tax collection services. Similarly, non-interest expenses had a seasonal decline in line with the decrease in labor provisions and advertising expenses. We also had the extinguishment of CPMF, among other drivers. The decrease in Income Tax and Social Contribution on Net Income expenses is attributable to the fact that, in the first quarter, we used the Interest on Own Capital to remunerate our stockholders, thus giving rise to a tax benefit.

Itaú BBA

Itaú BBA's net income added up to R$ 368 million in the first quarter of 2008, a 35.2% growth compared to the prior quarter. During the period, the managerial financial margin reached R$ 696 million, increasing by 32.2% from the previous quarter. The managerial financial margin on customer transactions grew by 58.5%, primarily driven by the increased volume of structured transactions. The financial margin on market transactions, amounting to R$ 128 million, is attributable to the impact of asset prices influenced by the international financial crisis and to a more conservative management of proprietary positions. The result of doubtful loans was a provision expense of R$ 25 million in the first quarter, chiefly on account of risk rating reassessments of R$ 46 million, partly offset by the recovery of credits previously written-off as losses, in the amount of R$ 21 million. Banking service fees totaled R$ 137 million in the first quarter of 2008, a 36.6% decline from the prior quarter, essentially driven by decreased revenues from investment banking transactions. Non-interest expenses added up to R$ 237 million, in line with the prior quarter.

Itaucred

Net income of the Itaucred segment reached R$ 380 million in the first quarter of 2008, a 9.8% increase compared to the prior quarter. The expansion in the credit portfolio, in particular in vehicle financing transactions, prompted a 5.9% growth in the managerial financial margin. On the other hand, expenses associated with the assumption of credit risk rose by 13.8%. Banking service fees were impacted by lower charges on early settlement of contracts. The reduction in non-interest expenses is attributable to lower labor provision and advertising expenses, as well as decreased tax expenses. The Itaucred segment credit portfolio amounted to R$ 43,704 million, representing a 7.1% increase quarter-on-quarter.

Corporation

Corporation results are essentially associated with financial income from the investment of our excess capital. In the first quarter of 2008, Corporate results reached R$ 131 million, virtually unaltered compared to net income for the last quarter of 2007.

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation presented below are based on managerial information and adequately reflect the performance of the different business units of the conglomerate. Variations in the statements of income of Itaú's segments between the first quarter of 2008 and the fourth quarter of 2007 are set out below.

Pro Forma Statement of Income by Segment

R$ Million

	1st Q/08	4th Q/07	Variation	
Itaubanco				
Managerial Financial Margin	3,256	3,258	(3)	-0.1%
• Financial Margin with Customers	2,906	2,860	46	1.6%
• Financial Margin with Market	350	398	(48)	-12.1%
Result from Loan Losses	(963)	(746)	(217)	29.1%
Banking Service Fees	1,919	1,977	(58)	-2.9%
Non-interest Expenses[1]	(2,673)	(2,855)	182	-6.4%
Income Tax and Social Contribution	(407)	(586)	180	-30.7%
Other[2]	(32)	(11)	(21)	199.2%
Recurring Net Income of Itaubanco (A)	**1,100**	**1,036**	**63**	**6.1%**
Itaú BBA				
Managerial Financial Margin	696	526	169	32.2%
• Financial Margin with Customers	568	358	210	58.5%
• Financial Margin with Market	128	168	(40)	-23.9%
Result from Loan Losses	(25)	(27)	1	-5.4%
Banking Service Fees	137	216	(79)	-36.6%
Non-interest Expenses[1]	(237)	(234)	(2)	1.1%
Income Tax and Social Contribution	(153)	(82)	(71)	87.0%
Other[4]	(50)	(128)	77	-60.7%
Recurring Net Income of Itaú BBA (B)	**368**	**272**	**96**	**35.2%**
Itaucred				
Managerial Financial Margin	1,370	1,294	76	5.9%
Result from Loan Losses	(595)	(523)	(72)	13.8%
Banking Service Fees	447	486	(39)	-8.0%
Non-interest Expenses[1]	(564)	(633)	69	-10.9%
Income Tax and Social Contribution	(172)	(188)	16	-8.6%
Other[2]	(106)	(90)	(16)	17.8%
Recurring Net Income of Itaucred (C)	**380**	**346**	**34**	**9.8%**
Corporation				
Managerial Financial Margin	212	218	(6)	-2.8%
Non-interest Expenses[1]	(11)	(26)	15	-56.6%
Income Tax and Social Contribution	(15)	(24)	8	-34.9%
Other[3]	(55)	(35)	(20)	57.2%
Recurring Net Income of Corporation (D)	131	134	(3)	-2.2%
RECURRING NET INCOME OF ITAÚ (A) + (B) + (C) + (D)	1,979	1,789	190	10.6%

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses – ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income, and Profit Sharing.
(3) Includes Tax Expenses – ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Analysis of the Consolidated Net Income

Managerial Financial Margin

During the first quarter of 2008, a change was introduced in the presentation of our managerial financial margin. Two separate groups were established: managerial financial margin on customer transactions, and managerial financial margin on market transactions. The margin on customer transactions basically comprises banking transactions which involve our relationship with customers, through the offer of financial products and services. The margin on market transactions relate to all other transactions carried out on the financial market. We have broken down the financial margin on market transactions into two separate components, to enable a more detailed analysis. The components are the financial margin on treasury transactions, and the financial margin on management of exchange risk of investments abroad. During the quarter, the managerial financial margin reached R$ 5,535 million, or a R$ 238 million change compared to the last quarter of 2007.

Managerial Financial Margin

R$ million

	1st Q/08	4th Q/07	Variation	
			Balance	%
Customers	5,058	4,731	327	6.9%
Market	478	566	(89)	-15.7%
Treasury	217	313	(96)	-30.6%
Management of Foreign Exchange Risk from Investments	261	254	7	2.7%
Total	5,535	5,298	238	4.5%

The drivers of such change are discussed below.

Transactions carried out with customers

The financial margin on transactions with customers added up to R$ 5,058 million, which is equal to a 6.9% increase compared with the last quarter of 2007. To enable a more detailed analysis of the financial margin on transactions carried out with customers, we will divide it into two separate components: the financial margin on transactions that are sensitive to interest rate changes, and the financial margin on transactions that are sensitive to spread changes.

Financial Margin on Interest Rate Change-Sensitive Customer Transactions

The determination of the portion of the financial margin on transactions that are sensitive to changes in interest rates considers the amount obtained by adding up customers' non-interest bearing funds (demand deposits, floatings, etc.) and the working capital (stockholders' equity less permanent assets and tax credits – which also bear no financial costs), less assets that do not give rise to financial income (compulsory deposits, contingent assets, etc.) This portion is attributed an opportunity rate (CDI).

In the first quarter of 2008, the average balance of transactions that are sensitive to interest rate changes declined by 1.9%, primarily as a result of the decrease in the average balance of demand deposits, which was impacted by a seasonal factor - the stronger level of economic activity in the last quarter of the year translates into higher deposits. Furthermore, the interest rate reached 10.3% in the first quarter of 2008, against 10.5% in the prior quarter. Accordingly, the financial margin on transactions that are sensitive to interest changes declined by R$ 33 million quarter-on-quarter.

Banking Transactions Sensitive to Variations in Interest Rate

R$ million

	1st Q/08	4th Q/07	Variation	
			Balance	%
Average Balance	32,201	32,827	(626)	-1.9%
Financial Margin	830	862	(33)	-3.8%
Annualized Rate	10.3%	10.5%		-0.2 p.p.

Annualized Rate of Banking Transactions Sensitive to Variations in Interest Rate



12.1%
11.6%
11.1%
10.5%
10.3%
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08

Financial Margin on Spread-Sensitive Customer Transactions

The determination of this portion of the financial margin takes into account both funds obtained from customers – savings deposits, time deposits, etc., the remuneration of which corresponds to a financial expense – and the investment of these funds in a number of assets – credit transactions, financial investments, etc., the remuneration of which represents a financial income. The financial margin on spread-sensitive transaction is the difference between the financial income from these assets and the financial expense associated with funding.

In the first quarter of 2008, the average balance of spread-sensitive transactions increased by 10.3%, primarily due to the expansion in loan and financial

transactions. On account of such expansion, the annualized rate of spread-sensitive transactions carried out with customers remained virtually stable, at 11.2% in the first quarter of 2008 and 11.3% in the fourth quarter of the prior year.

Banking Transactions Sensitive to Spreads

R$ million

	1st Q/08	4th Q/07	Variation	
			Balance	%
Average Balance	151,194	137,022	14,172	10.3%
Financial Margin	4,228	3,869	359	9.3%
Annualized Rate	11.2%	11.3%		-0.1 p.p.

Annualized Rate of Banking Transactions Sensitive to Spreads



12.6%
11.3%
11.5%
11.3%
11.2%
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08

Market Financial Margin

R$ million

	1st Q/08	4th Q/07	Variation	
			Balance	%
Treasury	217	313	(96)	-30.6%
Management of Foreign Exchange Risk from Investments	261	254	7	2.7%
Total	478	566	(89)	-15.7%

Market Transactions

The financial margin of transactions carried out on the market reached R$ 478 million, equal to a 15.7% decline from the fourth quarter of 2007.

Financial Margin on Treasury Transactions

This comprises income from trading of financial assets through proprietary desks, management of currency, rates and other risk factor management, arbitrage opportunities in the foreign and domestic markets, and marking-to-market of financial assets. It also includes the financial margin on insurance, private pension plan and capitalization transactions.

The treasury margin decline seen in the quarter is attributable to lower gains from prefixed financial instruments.

Financial Margin on Exchange Risk Management of Investments Abroad

The financial margin on exchange risk management of investments abroad is also influenced by changes in interest rates. In the first quarter of 2008, the financial margin on exchange risk management of investments abroad totaled R$ 261 million, a 2.7% increase quarter-on-quarter, chiefly because of the capital increase of R$ 1,104 million in our foreign investments.

Managerial Financial Margin of Exchange Risk of Investments Abroad

R$ million

	1st Q/08				4th Q/07			
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	10,176				8,546			
Exchange Variation on Investments Abroad (B)		(82)		(82)		(252)		(252)
Effect of exchange risk management of investments abroad (C) = (D) + (E)		391	(48)	343		653	(148)	505
Assets Position in DI (D)	10,176	261		261	8,546	254		254
Liabilities Position in Foreign Currency (E)	(16,170)	130	(48)	82	(13,580)	400	(148)	252
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		309	(48)	261		402	(148)	254

(circle) Hedging impact neutralizing the exchange rate volatility.

Analysis of the Consolidated Net Income

Managerial Financial Margin

As a result of the expansion in our loan and financing portfolio, the net interest margin (annualized rate of the managerial financial margin, disregarding the treasury financial margin) reached 11.0% in the period, corresponding to a 0.1 percentage point The table below shows the impact from a hypothetical variation in the benchmark interest rate by one hundred basis points. In such context, provided that the asset volume and mix remain constant, the financial margin on transactions that are sensitive to changes in the benchmark interest rate would decline by R$ 81 million, in the quarter,

Analysis of the Managerial Financial Margin

R$ million

	1st Q/08			4th Q/07			1st Q/07		
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Demand Deposits + Floatings	29,103			30,800			23,398		
(-) Compulsory Deposits	(10,796)			(10,857)			(8,340)		
Contingent Liabilities (-) Contingent Assets	602			1,478			947		
Tax and Social Security Liabilities (-) Deposits in guarantee	7,808			6,674			5,380		
(-) Tax Credits	(7,601)			(7,666)			(7,527)		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	13,083			12,398			9,791		
Interest Rate Sensitive Banking Transactions (A)	32,201	830	10.3%	32,827	862	10.5%	23,649	716	12.1%
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	30,423			28,839			28,462		
Interbank and Interbranch Accounts	8,351			6,693			7,997		
Loans, Leasing and Other Credits	120,604			109,690			87,664		
(Allowance for Loan Losses)	(8,036)			(7,884)			(7,522)		
Net Foreign Exchange Portfolio (Asset/Liability)	(147)			(316)			(284)		
Spread Sensitive Banking Transactions (B)	151,194	4,228	11.2%	137,022	3,869	11.3%	116,317	3,653	12.6%
Banking Operations (C = A+B)	183,395	5,058	11.0%	169,849	4,731	11.1%	139,967	4,369	12.5%
Management of Exchange Risk of Investments Abroad (D)	10,113	261	10.3%	9,660	254	10.5%	8,184	248	12.1%
Net Interest Margin (E = C+D)	193,508	5,318	11.0%	179,509	4,985	11.1%	148,151	4,617	12.5%
Provision for Loan and Lease Losses (F)		(1,830)			(1,565)			(1,504)	
Recovery of Credits Written Off as Losses (G)		247			270			238	
Net Interest Margin after Provision for Credit Risk (H =E+F+G)	193,508	3,736	7.7%	179,509	3,690	8.2%	148,151	3,351	9.0%
Treasury Financial Margin (I)		217			313			367	
Net Result from Financial Operations (J = H+I)		3,953			4,002			3,718	

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial Instruments (-) Banking Transactions Sensitive to Variations in Interest Rate (-) Investments Abroad.

Net Interest Margin (NIM)



12.5%
11.3%
11.4%
11.1%
11.0%
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08

The table below shows the impact from a hypothetical variation in the benchmark interest rate by one hundred basis points. In such context, provided that the asset volume and mix remain constant, the financial margin on transactions that are sensitive to changes in the benchmark interest rate would decline by R$ 81 million, in the quarter, corresponding to R$ 322 million in the year.

R$ 32,201 million X 1% = R$ 322 million per year or R$ 81 million per quarter

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

R$ million

	1st Q/08			4th Q/07		
	Provision for Loan Losses	Credit Recoveries	Total	Provision for Loan Losses	Credit Recoveries	Total
Itaubanco	(1,103)	140	(963)	(927)	181	(746)
Banking	(983)	121	(862)	(806)	163	(643)
Credit Cards - Account Holders	(120)	19	(101)	(121)	18	(103)
Itaú BBA	(46)	21	(25)	(31)	4	(27)
Itaucred	(681)	86	(595)	(607)	84	(523)
Vehicles	(374)	43	(331)	(305)	45	(259)
Credit Cards - Non-Account Holders	(159)	20	(139)	(155)	17	(139)
Taií + Payroll Credit	(148)	23	(125)	(147)	22	(124)
Total	(1,830)	247	(1,583)	(1,565)	270	(1,295)

The provision for loan losses added up to R$ 1,830 million, representing a 16.9% increase compared to the last quarter of 2007. The expansion in our credit portfolio over the past quarters required an increase in the provision for loan losses. With respect to credit pools, we note that, in the first quarter of 2008, transactions more than fifteen days overdue as a share of the total credit portfolio were 1.6%, the same level seen in the third quarter of 2007, and 20 basis points above the ratio in the fourth quarter of 2007.

The analysis by subsegments shows that the increase in the provision for doubtful loans in the first quarter of 2008 is essentially concentrated in the Itaucred – Vehicles and Itaubanco – Banking subsegments, business lines with a strong expansion in the credit portfolio, through vehicle financing transactions and financing to micro, small and mid-sized companies. At Itaú BBA, the increased provision for doubtful loans is due to reassessments of risk ratings.

During the period, the nonperforming loan ratio stood at 4.3%, declining by 10 basis points from the prior quarter. The ratio for individual customers was 7.0%, against 6.9% in the previous quarter, while the ratio for corporate customers was 1.4%, compared to 1.6% in the prior period. In the quarter, the provision in excess of the minimum required by banking authorities remained stable, totaling R$ 2,150 million.

Nonperforming Loans

R$ million

	Mar 31, 08	Dec 31, 07	Sep 30, 07
Total Nonperforming Loans (a)	5,452	5,055	4,870
Credit Portfolio (b)	125,660	115,548	103,832
NPL Ratio [(a) / (b)] x 100	4.3%	4.4%	4.7%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.

Overdue Loans

R$ million

	Mar 31, 08	Dec 31, 07	Sep 30, 07
Overdue Loans (a)	9,679	8,664	8,215
Provision for Loan Losses (b)	(8,147)	(7,926)	(7,842)
Difference (b-a)	(1,531)	(739)	(373)

Nonperforming loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

Coverage Ratio



181%
164%
169%
168%
166%
162%
161%
157%
149%
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 60 days overdue. The ratio stood at 149% in the first quarter of 2008. The change in the mix of our credit portfolio, with the expansion in the volume of vehicle financing transactions – where collateral is provided – has helped to reduce our coverage ratio.

Analysis of the Consolidated Net Income

Banking Service Fees

R$ million

		1st Q/08	4th Q/07	1st Q/07	Variation 1st Q/08 - 4th Q/07		Variation 1st Q/08 - 1st Q/07	
Asset Management		482	498	482	(16)	-3.1%	(0)	0.0%
Current Account Services	B	336	352	405	(16)	-4.5%	(69)	-17.0%
Loan Operations and Guarantees Provided		616	648	498	(32)	-4.9%	119	23.8%
Collection Services		244	214	222	30	14.0%	21	9.6%
Credit Cards		601	600	576	2	0.3%	25	4.4%
Other		221	361	238	(140)	-38.9%	(17)	-7.1%
Total		2,501	2,673	2,421	(172)	-6.4%	80	3.3%

Revenues from banking services were down 6.4% from the fourth quarter of 2007.

The main drivers of this decrease were:

Asset Management

R$ million

		1st Q/08	4th Q/07	Variation
Funds Management Fees	A	472	487	(15)
Consortia Management Fees		10	11	(1)
Total		482	498	(16)

A) Reduction driven by the lower number of business days;

Current Account Services

B) Impact of the fee reduction campaign associated with the policy to enhance customers' loyalty;

Loan Operations and Guarantees Provided

R$ million

		1st Q/08	4th Q/07	Variation
Loan Operations	C	573	612	(39)
Guarantees Provided		43	36	8
Total		616	648	(32)

C) Effect of lower revenues from early settlement fees and credit opening rate;

Banking Service Fees

R$ million



2,121
2,234
2,286
2,456
2,421
2,559
2,529
2,673
2,501
365
376
365
410
406
406
373
362
336
487
502
525
577
576
582
581
600
601
616
883
966
963
983
942
1,007
996
1,073
947
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
Other
Loan Operation and Guarantees Provided
Credit Cards
Current Account

Note: Other - Asset Management, Collection Services and Other.

Collection Services

R$ million

		1st Q/08	4th Q/07	Variation
Collection Fees		128	130	(1)
Interbank Charges (Securities, Checks and Wire)		59	60	(2)
Collection Services	D	57	24	33
Total		244	214	30

D) 137.1% increase arising from the higher volume of collection of taxes such as IPVA, IPTU and DPVAT;

Other

R$ million

		1st Q/08	4th Q/07	Variation
Foreign Exchange Services		14	14	0
Income from Brokerage and Securities Placement	E	76	132	(56)
Income from Consultation to Serasa		1	1	0
Income from Custody Services and Management of Portfolio		34	33	0
Income from Economic and Financial Advisory	F	21	90	(69)
Other Services		74	90	(16)
Total		221	361	(140)

E) Reduction in the volume of public offerings of shares; and

F) Lower volume of Investment Banking services.

Number of Active Clients (*) and Current Accounts

In million



14.8
15.0
15.1
15.5
16.0
16.3
16.5
16.8
17.3
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Active Clients
Current Accounts

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

Analysis of the Consolidated Net Income

Non-interest Expenses

R$ million

	1stQ/08	4thQ/07	1stQ/07	Variation			
				1stQ/08 - 4thQ/07		1stQ/08 - 1stQ/07	
Personnel Expenses	(1,454)	(1,557)	(1,252)	103	-6.6%	(202)	16.1%
Other Administrative Expenses	(1,558)	(1,701)	(1,539)	143	-8.4%	(19)	1.2%
Other Operating Expenses	(426)	(359)	(377)	(67)	18.7%	(49)	13.0%
Tax Expenses	(46)	(125)	(111)	79	-63.1%	65	-58.6%
Total Non-interest Expenses	(3,484)	(3,742)	(3,280)	258	-6.9%	(204)	6.2%

In the first quarter of 2008, non-interest expenses decreased by 6.9%, as a result of lower Personnel Expenses, Other Administrative Expenses and Tax Expenses, compared to the last quarter of 2007.

Personnel Expenses

R$ million

		1stQ/08	4thQ/07	Variation
Compensation		(839)	(840)	1
Charges		(247)	(259)	12
Welfare Benefits		(206)	(214)	9
Training		(16)	(22)	7
Severance Pay and Labor Claims	A	(147)	(221)	74
Total		(1,454)	(1,557)	103

Personnel Expenses were down 6.6% from the prior quarter. In particular:

A) During the period, the restatement of the provision for claims under way was below the fourth quarter of 2007. Also, the number of new claims filed decreased, thus impacting the provision amount.

Other Administrative Expenses

R$ million

		1stQ/08	4thQ/07	Variation
Data Processing and Telecommunication	B	(417)	(391)	(26)
Depreciation and Amortization		(139)	(160)	21
Facilities		(227)	(230)	3
Third-Party Services	C	(286)	(325)	39
Financial System Service		(132)	(149)	17
Advertising, Promotions and Publications	D	(91)	(160)	68
Transportation		(64)	(68)	3
Materials		(47)	(51)	4
Security		(60)	(53)	(7)
Legal		(9)	(8)	(0)
Travel		(17)	(21)	4
Others		(69)	(86)	17
Total		(1,558)	(1,701)	143

Other Administrative Expenses declined by 8.4%, mainly due to:

B) Increased mailing expenses as a result of income tax statements sent. Telephone and system development expenses also helped to increase data processing and telecommunication expenses.

C) Lower consulting expenses during the first quarter of 2008.

D) Reduced number of advertising campaigns, in particular credit card, deposits and institutional campaigns.

Other Operating Expenses

R$ million

	1stQ/08	4thQ/07	Variation
Provision for contingencies	(145)	(111)	(34)
Tax and Social Security	(39)	(20)	(19)
Civil Lawsuits	(105)	(93)	(13)
Others	(0)	2	(3)
Selling - Credit Cards	(134)	(135)	1
Claims	(59)	(64)	5
Others	(88)	(49)	(39)
Total	(426)	(359)	(67)

Performance on Non-Interest Expenses and Non-Interest Expenses over Assets index (*)



7.0%
7.0%
6.8%
6.5%
5.6%
5.5%
5.0%
5.0%
4.5%
(2,779)
(2,949)
(3,246)
(3,371)
(3,280)
(3,524)
(3,447)
(3,742)
(3,484)
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
Non-interest Expenses (R$ million)
Non-interest Expenses/Assets

(*) Division of Non-interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

Tax Expenses for CPMF and Other Taxes

R$ million

		1stQ/08	4thQ/07	Variation
CPMF	E	(1)	(55)	54
Other taxes	F	(45)	(69)	24
Total		(46)	(125)	79

During the quarter, these expenses declined by 63.1%, driven by:

E) Extinguishment of CPMF (Provisional Contribution on Financial Transactions) effective on January 1, 2008. The amount of R$ 1 million in the first quarter of the year relates to payments made in the first week of 2008 for transactions carried out in the last days of 2007.

F) IPVA expenses for repossessed vehicles under leasing transactions decreased quarter-on-quarter.

Efficiency Ratio (*)

During the quarter, the efficiency ratio reached the level of 43.3%. Such improvement is attributable in part to lower Non-Interest Expenses. The accumulated ratio for the past 12 months was approximately 46%, evidencing our cost management, an important driver of our sustainable growth.



49.6%
48.3%
48.2%
47.6%
46.7%
46.7%
46.1%
46.2%
45.9%
47.3%
45.7%
49.8%
47.4%
44.1%
45.6%
47.1%
47.7%
43.3%
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
Quarter Figure
Cumulative figure of the last 12 months

Coverage Ratio of Non-Interest Expenses (*)

The coverage ratio remained at the same level for the two past quarters, showing that income and expenses have followed similar paths.



167%
201%
181%
196%
193%
190%
184%
172%
172%
76%
79%
70%
73%
74%
72%
73%
71%
72%
100%
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
4Q/07
1Q/08
Non-interest Expenses
Personnel Expenses

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses and Tax Expenses for CPMF and Other Taxes).

Number of Employees (*)



51,765
53,277
58,885
59,921
62,421
63,164
63,743
65,089
66,442
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08

(*) - Includes BkB employees as from Sep/06.
- Includes Chile and Uruguay employees as from Mar/07.
- Does not include 2,126 employees of companies consolidated on a 50% basis.

$$(*)\quad \text{Efficiency Ratio} = \frac{\text{Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Other Taxes)}}{\text{(Managerial Financial Margin + Banking Service Fees + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)}}$$

Volume of Self-Service Transactions

(Quantity in million)

Period	ATM		Automated Programmed Debit	Contact Centers		Home & Office Banking	Purchases using Debit Cards	Total
	Usual Transaction	Warning (*)		Interactive Voice Response	Customer Service Agent			
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
2006	1,141	602	394	167	57	744	239	3,343
2007	1,181	549	399	158	62	867	281	3,497
1stQ/07	300	142	100	40	15	206	63	867
2ndQ/07	287	141	99	39	15	216	66	862
3rdQ/07	288	132	100	39	16	218	70	863
4thQ/07	305	134	100	40	16	228	82	905
2008	315	137	98	39	16	245	78	927
1stQ/08	315	137	98	39	16	245	78	927

(*) Transaction through warning screen on ATM.

History of Numbers of Points of Service (*)


26,203
26,414
26,793
27,313
27,325
27,538
27,920
28,348
28,483
22,316
22,502
22,748
23,101
23,424
23,874
1,046
1,081
1,076
764
751
759
747
791
688
779
768
mar/06
jun/06
sep/06
dec/06
mar/07
jun/07
sep/07
dec/07
mar/08
ATM's
Branches
Customer Service Branches(CSB)
Taii

(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. As from Sep/06, considers BkB Information and as from Mar/07, Chile and Uruguay companies.

During the quarter, 18 new branches were opened. Additionally, 135 new ATMs were added to our network.

Internet Banking Clients

In millions


4.4
4.5
4.6
4.8
4.9
5.2
5.3
5.5
5.7
1.9
2.0
2.1
2.2
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Customers who used the service during the month
Registred Customers

Over the past twelve months, 700 thousand new Internet Banking users were added to our customer base. This reflects the positive reaction of our customers to the technological solutions offered, coupled with our efforts in the commercial area.

Tax Expenses for ISS, PIS and Cofins

In the first quarter of 2008, tax expenses declined by 21.3% from the prior quarter, chiefly because of higher PIS and Cofins taxes levied on income from Interest on Own Capital distributed by conglomerate companies in that period.

Income Tax and Social Contribution

Income Tax and Social Contribution on Net Income expenses in the first quarter of 2008 declined by 15.1% compared to the fourth quarter of 2007, primarily on account of the deduction for Interest on Own Capital during the quarter, virtually absent in the previous quarter, as the tax limit had been exceeded in the third quarter of 2007.

R$ million

	1stQ/08	4thQ/07	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	3,108	3,396	(287)
(+) Result from non-recurring events (see page 5)	(98)	(374)	275
(=) Recurring Result before IR and CSLL	3,010	3,022	(12)
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	(1,023)	(1,027)	4
(Inclusions) Exclusions and Other (B)	294	19	275
Exchange Variation on Investments Abroad	(24)	(100)	76
Interest on Own Capital	194	4	190
Dividends, Interest on External Debt Bonds and Tax Incentives	74	89	(15)
Other	49	26	23
Subtotal (C) = (A) + (B)	(729)	(1,008)	279
Exclusion of Exchange Variation and Tax Effects on Hedges of Investments Abroad (D)	(18)	128	(146)
Income Tax and Social Contribution (C)+(D)	(747)	(880)	133

Tax credits as a percentage of stockholders' equity in the first quarter of 2008 were 27.1%, an increase from the prior quarter.

Deferred Tax Assets / Stockholders' Equity (%)


60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
53.3%
47.5%
41.9%
34.3%
34.6%
33.0%
31.9%
31.1%
31.2%
30.0%
27.1%
25.1%
Mar/03
Jun/03
Sep/03
Dec/03
Mar/04
Jun/04
Sep/04
Dec/04
Mar/05
Jun/05
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements by Segment

Allocated Capital

The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.
We then determine Risk-Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.
Adjustments made to the balance sheet and the statement of income for the period are based on the business units' managerial information.
The Corporation column shows the results associated with excess capital and subordinated debt. It also shows the equity in the earnings of companies not pertaining to any one segment, as well as the adjustment for Minority Interests in Subsidiaries.
Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.
The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.


Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjustments to the Financial Statements
Adjustment in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt with funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

Pro Forma Financial Statements per Segment

The *pro forma* financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial models, to better reflect the performance of the business units.

On March 31, 2008

R$ million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	267,816	116,018	43,495	9,761	323,756
Cash and Cash Equivalents	4,261	933	-	-	5,194
Short-term Interbank Deposits	107,295	51,666	-	-	56,381
Short-term Interbank Deposits in the Market	52,741	5,917	-	-	56,381
Short-term Interbank Deposits in the Intercompany*	54,554	45,749	-	-	-
Securities	45,415	20,363	-	9,133	72,404
Interbank and Interbranch Accounts	20,528	66	-	-	20,566
Loans	51,080	30,877	43,704	-	125,660
(Allowance for Loan Losses)	(4,838)	(417)	(2,891)	-	(8,147)
Other Assets	44,076	12,531	2,682	628	51,697
Foreign Exchange Portfolio	22,471	10,894	-	-	25,819
Others	21,605	1,637	2,682	628	25,878
Permanent Assets	2,631	140	124	974	3,869
TOTAL ASSETS	270,447	116,158	43,619	10,735	327,624

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	257,340	110,492	39,555	2,012	296,066
Deposits	103,123	62,878	8	-	78,445
Deposits with Clients	72,191	8,324	8	-	78,445
Deposits with Intercompany*	30,932	54,554	-	-	-
Securities Repurchase Agreements	51,843	14,608	34,257	-	85,692
Securities Repurchase Agreements in the Market	37,027	14,458	34,257	-	85,692
Securities Repurchase Agreements in the Intercompany*	14,817	150	-	-	-
Funds from Acceptances and Issue of Securities	6,685	1,171	-	-	7,177
Interbank and Interbranch Accounts	4,936	1,464	0	-	6,372
Borrowings and On-Lendings	5,945	12,763	254	-	18,962
Derivative Financial Instruments	2,967	2,987	-	-	4,326
Other Liabilities	56,709	14,621	5,036	2,012	69,959
Foreign Exchange Portfolio	22,849	10,663	-	-	25,966
Others	33,860	3,958	5,036	2,012	43,993
Technical Provisions of Insurance, Capitalization and Pension Plans	25,133	-	-	-	25,133
Deferred Income	52	22	-	-	74
Minority Interest in Subsidiaries	-	-	-	2,218	2,218
Allocated Capital Tier I	13,055	5,643	4,064	6,505	29,267
TOTAL LIABILITIES	270,447	116,158	43,619	10,735	327,624

*The intercompany were eliminated in the Consolidated.

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ million

1st Quarter/08	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	3,256	696	1,370	212	5,535
• Financial Margin with Customers	2,906	568	1,370	212	5,058
• Financial Margin with Market	350	128	-	-	478
Result from Loan Losses	(963)	(25)	(595)	-	(1,583)
Provision for Loan and Lease Losses	(1,103)	(46)	(681)	-	(1,830)
Recovery of Credits Written Off as Losses	140	21	86	-	247
Net Result from Financial Operations	2,293	671	775	212	3,953
Other Operating Income / (Expenses)	(607)	(128)	(207)	8	(935)
Banking Service Fees	1,919	137	447	-	2,501
Operating Result of Insurance, Pension Plans and Capitalization	298	0	20	-	318
Non-interest Expenses	(2,673)	(237)	(564)	(11)	(3,484)
Tax Expenses for ISS, PIS and Cofins	(281)	(45)	(117)	(16)	(460)
Equity in the Earnings of Associated Companies	-	(1)	-	44	43
Other Operating Income	130	18	8	(8)	147
Operating Income	1,686	543	568	220	3,017
Non-operating Income	(2)	(1)	(0)	0	(3)
Income Before Tax and Profit Sharing	1,684	542	568	221	3,014
Income Tax and Social Contribution	(407)	(153)	(172)	(15)	(747)
Profit Sharing	(178)	(21)	(16)	-	(215)
Minority Interests	-	-	-	(74)	(74)
Recurring Net Income	1,100	368	380	131	1,979
(RAROC) - Return on Average Tier I Allocated Capital	34.0%	26.5%	39.0%	7.8%	27.2%
Efficiency Ratio	50.2%	29.4%	32.7%	6.0%	43.3%

NB: Non-Interest Expenses Item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Segment

On December 31, 2007

R$ million

ASSETS	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
	Banco Itaú Holding				
Current and Long-Term Assets	239,899	108,515	40,457	11,533	290,980
Cash and Cash Equivalents	4,059	230	-	0	4,288
Short-term Interbank Deposits	100,384	52,234	-	856	56,785
Short-term Interbank Deposits in the Market	48,748	7,994	-	856	56,785
Short-term Interbank Deposits in the Intercompany*	51,636	44,240	-	-	-
Securities	37,776	17,519	-	8,855	61,338
Interbank and Interbranch Accounts	17,694	66	-	0	17,727
Loans	46,511	28,236	40,802	-	115,548
(Allowance for Loan Losses)	(4,770)	(393)	(2,763)	-	(7,926)
Other Assets	38,246	10,622	2,419	1,821	43,220
Foreign Exchange Portfolio	18,038	9,120	-	-	18,770
Others	20,208	1,502	2,419	1,821	24,450
Permanent Assets	2,646	137	127	986	3,896
TOTAL ASSETS	242,545	108,652	40,584	12,519	294,876

LIABILITIES	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
	Banco Itaú Holding				
Current and Long-Term Liabilities	229,716	103,149	36,859	3,412	263,713
Deposits	103,311	61,351	8	-	81,592
Deposits with Clients	72,467	9,715	8	-	81,592
Deposits with Intercompany*	30,845	51,636	-	-	-
Securities Repurchase Agreements	34,772	11,997	31,463	-	64,733
Securities Repurchase Agreements in the Market	21,376	11,997	31,463	-	64,733
Securities Repurchase Agreements in the Intercompany*	13,396	-	-	-	-
Funds from Acceptances and Issue of Securities	7,784	1,242	-	-	8,371
Interbank and Interbranch Accounts	351	1,537	0	-	1,856
Borrowings and On-Lendings	5,850	10,905	242	-	16,800
Derivative Financial Instruments	2,792	3,137	-	1	3,857
Other Liabilities	51,023	12,980	5,146	3,411	62,671
Foreign Exchange Portfolio	18,109	9,197	-	-	18,918
Others	32,914	3,783	5,146	3,411	43,754
Technical Provisions of Insurance, Capitalization and Pension Plans	23,832	-	-	-	23,832
Deferred Income	45	29	-	-	74
Minority Interest in Subsidiaries	-	-	-	2,121	2,121
Allocated Capital Tier I	12,784	5,474	3,725	6,987	28,969
TOTAL LIABILITIES	242,545	108,652	40,584	12,519	294,876

*The Intercompany were eliminated in the Consolidated.

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ million

4th Quarter/07	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
	Banco Itaú Holding				
Managerial Financial Margin	3,258	526	1,294	218	5,298
• Financial Margin with Customers	2,860	358	1,294	218	4,731
• Financial Margin with Market	398	168	-	-	566
Result from Loan Losses	(746)	(27)	(523)	-	(1,295)
Provision for Loan and Lease Losses	(927)	(31)	(607)	-	(1,565)
Recovery of Credits Written Off as Losses	181	4	84	-	270
Net Result from Financial Operations	2,512	500	772	218	4,002
Other Operating Income / (Expenses)	(748)	(102)	(218)	0	(1,068)
Banking Service Fees	1,977	216	486	0	2,673
Operating Result of Insurance, Pension Plans and Capitalization	291	(0)	18	-	308
Non-interest Expenses	(2,855)	(234)	(633)	(26)	(3,742)
Tax Expenses for ISS, PIS and Cofins	(312)	(48)	(117)	(108)	(585)
Equity in the Earnings of Associated Companies	-	6	-	128	134
Other Operating Income	152	(41)	28	6	144
Operating Income	1,764	398	553	219	2,935
Non-operating Income	(18)	4	(0)	0	(15)
Income Before Tax and Profit Sharing	1,746	402	553	219	2,920
Income Tax and Social Contribution	(586)	(82)	(188)	(24)	(880)
Profit Sharing	(123)	(48)	(19)	0	(190)
Minority Interests	-	-	-	(61)	(61)
Recurring Net Income	1,036	272	346	134	1,789
(RAROC) - Return on Average Tier I Allocated Capital	30.8%	18.3%	39.3%	9.6%	25.1%
Efficiency Ratio	53.2%	35.9%	37.0%	22.2%	47.7%

NB: Non-Interest Expenses Item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

The *pro forma* financial statements of the sub-segments: Branch Banking; Credit Cards – Account Holders; Insurance, Pension Plans and Capitalization; and Fund Management and Managed Portfolios presented below were adjusted so as to evidence the impacts associated with the allocation of capital in each of those subsegments .

On March 31, 2008

R$ million

ASSETS	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	
Current and Long-Term Assets	230,648	8,564	28,604	267,816
Cash and Cash Equivalents	4,093	132	36	4,261
Short-term Interbank Deposits	106,897	398	-	107,295
Securities	19,040	159	26,217	45,415
Interbank and Interbranch Accounts	20,528	-	-	20,528
Loans	45,488	5,592	-	51,080
(Allowance for Loan Losses)	(4,357)	(481)	-	(4,838)
Other Assets	38,961	2,764	2,351	44,076
Permanent Assets	2,396	49	186	2,631
TOTAL ASSETS	233,045	8,612	28,790	270,447

R$ Million

LIABILITIES	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	
Current and Long-Term Liabilities	222,487	7,995	26,858	257,340
Deposits	103,123	-	-	103,123
Securities Repurchase Agreements	51,843	-	-	51,843
Funds from Acceptances and Issue of Securities	6,685	-	-	6,685
Interbank and Interbranch Accounts	4,936	-	-	4,936
Borrowings and On-Lendings	5,862	83	-	5,945
Derivative Financial Instruments	2,966	-	1	2,967
Other Liabilities	47,072	7,912	1,724	56,709
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	25,133	25,133
Deferred Income	49	2	0	52
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	10,508	615	1,932	13,055
TOTAL LIABILITIES	233,045	8,612	28,790	270,447

Consolidated *Pro Forma* Financial Statement by Subsegment

R$ million

1st Quarter/08	Itaubanco				Consolidated
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	
Managerial Financial Margin	2,816	321	118	-	3,256
• Financial Margin with Customers	2,488	321	97	-	2,906
• Financial Margin with Market	329	-	21	-	350
Result from Loan Losses	(862)	(101)	-	-	(963)
Provision for Loan and Lease Losses	(983)	(120)	-	-	(1,103)
Recovery of Credits Written Off as Losses	121	19	-	-	140
Net Result from Financial Operations	1,955	220	118	-	2,293
Other Operating Income/(Expenses)	(875)	25	141	102	(607)
Banking Service Fees	943	394	77	504	1,919
Transfer to Banking	202	-	-	(202)	-
Operating Result of Insurance, Pension Plans and Capitalization	20	10	268	-	298
Non-interest Expenses	(1,968)	(352)	(181)	(172)	(2,673)
Tax Expenses for ISS, PIS and Cofins	(172)	(47)	(34)	(28)	(281)
Other Operating Income	100	20	10	-	130
Operating Income	1,080	245	259	102	1,686
Non-operating Income	(9)	-	7	-	(2)
Income Before Tax and Profit Sharing	1,071	245	266	102	1,684
Income Tax and Social Contribution	(212)	(80)	(80)	(35)	(407)
Profit Sharing	(118)	(10)	(3)	(46)	(178)
Recurring Net Income	741	155	182	21	1,100
(RAROC) - Return on Average Tier I Allocated Capital	28.5%	96.3%	38.6%		34.0%
Efficiency Ratio	50.3%	50.4%	41.1%		50.2%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On December 31, 2007

R$ million

ASSETS	Itaubanco Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	203,490	9,058	27,351	239,899
Cash and Cash Equivalents	3,848	137	73	4,059
Short-term Interbank Deposits	99,992	392	-	100,384
Securities	12,278	455	25,042	37,776
Interbank and Interbranch Accounts	17,694	-	-	17,694
Loans	40,563	5,948	-	46,511
(Allowance for Loan Losses)	(4,202)	(568)	-	(4,770)
Other Assets	33,317	2,693	2,236	38,246
Permanent Assets	2,403	51	193	2,646
TOTAL ASSETS	205,892	9,109	27,543	242,545

R$ million

LIABILITIES	Itaubanco Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	195,601	8,420	25,696	229,716
Deposits	103,311	-	-	103,311
Securities Repurchase Agreements	34,772	-	-	34,772
Funds from Acceptances and Issue of Securities	7,784	-	-	7,784
Interbank and Interbranch Accounts	351	-	-	351
Borrowings and On-Lendings	5,766	84	-	5,850
Derivative Financial Instruments	2,792	-	-	2,792
Other Liabilities	40,824	8,336	1,863	51,023
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	23,832	23,832
Deferred Income	29	16	-	45
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	10,263	673	1,848	12,784
TOTAL LIABILITIES	205,892	9,109	27,543	242,545

Consolidated *Pro Forma* Financial Statement by Subsegment

R$ Million

4th Quarter/07	Itaubanco Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	2,853	309	96	-	3,258
• Financial Margin with Customers	2,455	309	96	-	2,860
• Financial Margin with Market	398	-	-	-	398
Result from Loan Losses	(643)	(103)	-	-	(746)
Provision for Loan and Lease Losses	(806)	(121)	-	-	(927)
Recovery of Credits Written Off as Losses	163	18	-	-	181
Net Result from Financial Operations	2,210	206	96	-	2,512
Other Operating Income/(Expenses)	(1,029)	13	152	116	(748)
Banking Service Fees	931	393	81	572	1,977
Transfer to Banking	228	-	-	(228)	-
Operating Result of Insurance, Pension Plans and Capitalization	6	10	275	-	291
Non-interest Expenses	(2,124)	(359)	(178)	(194)	(2,855)
Tax Expenses for ISS, PIS and Cofins	(201)	(48)	(28)	(34)	(312)
Other Operating Income	131	18	2	-	152
Operating Income	1,181	219	249	116	1,764
Non-operating Income	(24)	(0)	7	-	(18)
Income Before Tax and Profit Sharing	1,157	219	255	116	1,746
Income Tax and Social Contribution	(389)	(72)	(86)	(39)	(586)
Profit Sharing	(72)	(7)	(5)	(39)	(123)
Recurring Net Income	695	140	164	37	1,036
(RAROC) - Return on Average Tier I Allocated Capital	25.3%	86.1%	36.2%		30.8%
Efficiency Ratio	53.8%	52.7%	41.7%		53.2%

NB: Non-Interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Branch Banking sub-segment is based on the *pro forma* financial statements of Banco Itaú.

R$ million

Itaubanco - Branch Banking		1st Q/08	4th Q/07	Variation	
Managerial Financial Margin	A	2,816	2,853	(37)	-1.3%
• Financial Margin with Customers		2,488	2,455	32	1.3%
• Financial Margin with Market		329	398	(69)	-17.4%
Result from Loan Losses		(862)	(643)	(219)	34.0%
Provision for Loan and Lease Losses	B	(983)	(806)	(177)	21.9%
Recovery of Credits Written Off as Losses		121	163	(42)	-25.8%
Net Result from Financial Operations		1,955	2,210	(256)	-11.6%
Other Operating Income/(Expenses)		(875)	(1,029)	154	-15.0%
Banking Service Fees		1,145	1,160	(15)	-1.3%
Operating Result of Insurance, Pension Plans and Capitalization		20	6	15	259.7%
Non-interest Expenses	C	(1,968)	(2,124)	156	-7.3%
Tax Expenses for ISS, PIS and Cofins		(172)	(201)	30	-14.7%
Other Operating Income		100	131	(31)	-23.7%
Operating Income		1,080	1,181	(101)	-8.6%
Non-operating Income		(9)	(24)	16	-64.0%
Income Before Tax and Profit Sharing		1,071	1,157	(86)	-7.4%
Income Tax and Social Contribution	D	(212)	(389)	177	-45.5%
Profit Sharing		(118)	(72)	(45)	63.0%
Recurring Net Income		**741**	**695**	**46**	**6.6%**

NB: Non-Interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The Banking subsegment net income totaled R$741 million in the first quarter of 2008, a 6.6% increase from the prior quarter. The main drivers of this result include:

A) The managerial financial margin was impacted by a reduction in financial margin on market transactions, basically as a result of lower gains from fixed financial instruments. This was offset in part by improved results from the expansion in the credit portfolio, which increased the financial margin with customers.

R$ million

	1st Q/08	4th Q/07	Variation	
			Balance	%
Treasury	159	214	(55)	-25.8%
Management of Foreign Exchange Risk from Investments Abroad	170	184	(14)	-7.7%
Financial Margin on Market Transactions	**329**	**398**	**(69)**	**-17.4%**

B) Expenses relating to the provision for doubtful accounts increased on account of the expanded credit portfolio.

C) Drivers of decreased non-interest expenses include, among others, lower expenses with labor provisions, advertising and taxes (due to the extinguishment of CPMF).

D) Income tax and social contribution on net income expenses were reduced in the first quarter of 2008 as the Bank resumed profit distributions in the form of Interest of Own Capital, a vehicle that provides for tax benefits.

Itaubanco - Credit Cards - Account Holders

The *pro forma* financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ million

Itaubanco - Credit Cards - Account Holders		1st Q/08	4th Q/07	Variation	
Managerial Financial Margin	A	321	309	13	4.1%
Result from Loan Losses		(101)	(103)	2	-1.8%
Provision for Loan Losses		(120)	(121)	1	-0.9%
Recovery of Credits Written Off as Losses		19	18	1	4.4%
Net Result from Financial Operations		220	206	14	7.0%
Other Operating Income/(Expenses)		25	13	12	86.7%
Banking Service Fees		394	393	1	0.3%
Result from Op. of Insurance, Pension Plans and Capitalization		10	10	1	7.1%
Noninterest Expenses	B	(352)	(359)	7	-2.0%
Tax Expenses for ISS, PIS and Cofins		(47)	(48)	1	-1.1%
Other Operating Income		20	18	2	11.1%
Operating Income		245	219	26	11.8%
Non-Operating Income		-	(0)	0	-
Income Before Tax and Profit Sharing		245	219	26	12.0%
Income Tax and Social Contribution		(80)	(72)	(8)	11.2%
Profit Sharing		(10)	(7)	(3)	45.1%
Recurring Net Income		155	140	15	10.7%

NB: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The Credit Card – Account Holders subsegment net income reached R$ 155 million in the first quarter of 2008, a 10.7% increase compared to the prior quarter, chiefly due to the following items:

A) Higher level of financing to credit card holders, and higher revenues from prepayments to retailers; and

B) Absence of advertising, telemarketing and mail expenses usually seen in the fourth quarter of the year.

In March 2008, active accounts (accounts that received invoices) represented 74.8% of total accounts. Of this amount, 83.9% carried out transactions in the last month, with an average activity of R$ 1,417.13 per account in the quarter.

Transactions carried out by account holders in the period totaled R$ 5,761 million, representing a 8.8% decrease from the prior quarter when, for seasonal reasons, the transaction amount was significantly higher.

Quantity of Credit Cards

In thousands


12,960
13,345
14,146
14,778
15,345
5,871
7,412
7,725

Amount of Transactions

R$ million


21.8%
24.1%
23.8%
23.1%
22.7%
22.1%
22.3%
7,304
8,473
9,067
10,576
9,108
9,869
10,356
12,061
10,969
3,417
4,379
5,134
4,759
5,742
5,188
1st Q/06
1st Q/07
4th Q/07
1st Q/08

The market share of the amount of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

Itaubanco - Insurance, Pension Plans and Capitalization

The *pro forma* financial statements below were prepared based on Itaú internal and management information and are intended to identify the performance of the insurance-related businesses.

On March 31, 2008

R$ million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,242	24,100	1,281	28,604
Cash and Cash Equivalents	15	19	2	36
Securities	1,256	23,699	1,262	26,217
Other Assets	1,970	382	17	2,351
Permanent Assets	140	5	49	186
TOTAL ASSETS	3,382	24,105	1,330	28,790

R$ million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	2,847	22,805	1,233	26,858
Technical Provisions - Insurance	1,676	409	-	2,085
Technical Provisions - Pension Plans and VGBL	-	21,922	-	21,922
Technical Provisions - Capitalization	-	-	1,135	1,127
Other Liabilities	1,171	474	99	1,724
Allocated Capital Tier I	535	1,300	97	1,932
TOTAL LIABILITIES	3,382	24,105	1,330	28,790

Statement of Income

R$ million

1st Quarter/08	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	570	1,709	238	2,513
Retained Insurance Premiums (a)	570	158	-	728
Revenues from Pension Plans (b)	-	1,551	-	1,551
Revenues from Capitalization (c)	-	-	238	234
Changes in Technical Reserves	13	(1,073)	(171)	(1,228)
Insurance (d)	13	(17)	-	(4)
Pension Plans (e)	-	(1,057)	-	(1,057)
Capitalization (f)	-	-	(171)	(168)
Pension Plan Benefits and Withdrawals (g)	-	(475)	-	(475)
Earned Premiums (h=a+d)	583	141	-	724
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	-	20	67	86
Retained Claims (j)	(332)	(51)	-	(384)
Selling Expenses (k)	(127)	(15)	(4)	(146)
Other Operating Income/(Expenses) of Insurance Operations (l)	(10)	(3)	(0)	(12)
Underwriting Margin (m=h+j+k+l)	114	71	-	185
Result from Insurance, Pension Plans and Capitalization (n=i+m)	114	91	63	268
Managerial Financial Margin	54	52	13	118
Service Fees	-	78	-	77
Non-interest Expenses	(88)	(51)	(42)	(181)
Tax Expenses for ISS, PIS and Cofins	(19)	(11)	(4)	(34)
Other Operating Income	12	(2)	0	10
Operating Income	72	156	30	259
Non-operating Income	5	0	2	7
Income Before Income Tax and Social Contribution	77	156	32	266
Income Tax/Social Contribution	(23)	(46)	(11)	(80)
Profit Sharing	(2)	(1)	-	(3)
Recurring Net Income	51	109	22	182
(RAROC) - Return on Average Tier I Allocated Capital	38.7%	34.6%	90.0%	38.6%
Efficiency Ratio	54.9%	24.8%	57.9%	41.1%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-Interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

Itaubanco - Insurance, Pension Plans and Capitalization

On December 31, 2007

R$ million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,374	22,712	1,352	27,351
Cash and Cash Equivalents	31	25	16	73
Securities	1,391	22,349	1,308	25,042
Other Assets	1,951	339	27	2,236
Permanent Assets	146	5	49	193
TOTAL ASSETS	3,520	22,718	1,401	27,543

R$ million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	2,993	21,495	1,303	25,696
Technical Provisions - Insurance	1,642	375	-	2,016
Technical Provisions - Pension Plans and VGBL	-	20,688	-	20,689
Technical Provisions - Capitalization	-	-	1,135	1,127
Other Liabilities	1,350	433	169	1,863
Allocated Capital Tier I	528	1,222	98	1,848
TOTAL LIABILITIES	3,520	22,718	1,401	27,543

Statement of Income

R$ million

4th Quarter/07	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	587	1,695	256	2,534
Retained Insurance Premiums (a)	587	129	-	716
Revenues from Pension Plans (b)	-	1,566	-	1,566
Revenues from Capitalization (c)	-	-	256	252
Changes in Technical Reserves	(30)	(883)	(172)	(1,081)
Insurance (d)	(30)	(1)	-	(31)
Pension Plans (e)	-	(882)	-	(882)
Capitalization (f)	-	-	(172)	(169)
Pension Plan Benefits and Withdrawals (g)	-	(656)	-	(656)
Earned Premiums (h=a+d)	557	128	-	685
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	-	29	85	112
Retained Claims (j)	(318)	(49)	-	(369)
Selling Expenses (k)	(131)	(15)	(3)	(148)
Other Operating Income/(Expenses) of Insurance Operations (l)	(4)	(1)	(1)	(4)
Underwriting Margin (m=h+j+k+l)	105	63	-	168
Result from Insurance, Pension Plans and Capitalization (n=i+m)	105	91	81	275
Managerial Financial Margin	32	56	9	96
Service Fees	-	82	-	81
Non-interest Expenses	(84)	(59)	(35)	(178)
Tax Expenses for ISS, PIS and Cofins	(15)	(10)	(5)	(28)
Other Operating Income	2	0	0	2
Operating Income	40	160	51	249
Non-operating Income	5	0	2	7
Income Before Income Tax and Social Contribution	44	160	53	255
Income Tax/Social Contribution	(15)	(54)	(18)	(86)
Profit Sharing	(4)	(1)	-	(5)
Recurring Net Income	25	105	35	164
(RAROC) - Return on Average Tier I Allocated Capital	18.9%	35.5%	144.4%	36.2%
Efficiency Ratio	68.1%	26.9%	41.0%	41.7%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. . The Underwriting Margin refers to the insurance business.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance

The Underwriting Margin increased by 8.9%, due to the better performance of high risk products, the claim rate of which declined compared to the prior quarter. Such growth was mainly driven by the following products: Transportation, Commercial Vehicles, and DPVAT.

The Managerial Financial Margin grew by R$ 22 million, primarily due to interest and monetary restatement of tax credits (R$ 13 million), and secondarily on account of IRB dividends received in the amount of R$ 4 million.

The positive change of R$ 10 million in Other Operating Income is attributable to the R$ 9 million restatement of tax credits.

Composition of earned premiums


1st Quarter/08
33.7%
22.1%
3.1%
10.2%
30.9%
4th Quarter/07
16.5%
36.3%
3.4%
10.3%
33.5%
Automobile
Life and Personal Accidents
Property Risk
Transportation
Others

NB: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

As shown in the above charts, "Other products", which include DPVAT insurance, increased their share by 5.6 p.p. The DPVAT insurance product follows a seasonal performance and its highest contribution is seen in the first quarter of the year.

Life and Pension Plan

The *pro forma* net income of the life and pension plan subsegment grew by 3.6% compared to the prior quarter. Retained Insurance Premiums increased by 22.5%, as a result of the seasonal effect of DPVAT, the product which accounts for the higher volume of revenues in the first quarter of the year.

Revenues from pension plan cancellation fees, recognized in Other Insurance Operating Income/ (Expenses), are no longer charged, in accordance with Susep Circular Letter 358, of December 28, 2007. This gave rise to a decrease in revenue of R$ 2 million in this line.

Number of Policies - Mass products

In thousands


2,512
2,598
2,724
2,890
3,082
3,135
3,274
3,429
3,548
527
554
564
579
583
550
546
569
557
1,217
1,304
1,459
1,604
1,803
1,877
2,013
2,143
2,287
769
740
702
706
696
709
715
717
704
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Automobile
Life and Personal Accidents
Residential, Condominium and Business

Capitalization

The *pro forma* net income of the capitalization subsegment totaled R$ 22 million in the period. When compared to the prior quarter, such income declined, as the volume of revenues was not as high as in December 2007, when sales campaigns were run.

Itaubanco - Insurance, Pension Plans and Capitalization

Combined Ratio

The combined ratio, which shows the operating cost efficiency in relation to income from premiums earned, increased by 2.5 p.p. quarter-on-quarter.

Combined Ratio and Underwriting Margin


24.0%
29.4%
27.2%
32.0%
30.7%
26.3%
27.9%
26.6%
27.8%
91.2%
86.4%
89.1%
82.8%
85.5%
91.3%
89.7%
90.7%
88.2%
51.7%
52.6%
52.7%
1Q./06
2Q./06
3Q./06
4Q./06
1Q./07
2Q./07
3Q./07
4Q./07
1Q./08
Insurance Claims/ Earned Premiums
Selling Expenses/ Earned Premiums
Administrative Expenses and Others/Earned Premiums
Underwriting Margin (% Earned Premiums)

As from the previous quarter, additional information on Underwriting Margin as a percentage of Earned Premiums is presented, so as to highlight the relationship between the combined ratio and the segment operating performance.

NB: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.
The results from *Proteção Cartão* are not included in the calculation of the combined ratio.

Insurance Technical Provisions

At March 31, 2008, technical provisions amounted to R$ 2,085 million, a 3.4% growth in the quarter.


R$ million
1,661
1,687
1,709
1,774
1,838
1,887
1,934
2,016
2,085
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08

Pension Plan Technical Provisions

At March 31, 2008, technical provisions added up to R$ 21,922 million, a 6.0% increase compared to the prior quarter.


R$ million
12,795
13,649
14,740
16,134
17,176
18,518
19,415
20,689
21,922
7,083
8,400
9,277
10,361
11,211
12,325
13,013
14,015
14,875
1,728
1,731
1,757
1,810
1,828
1,870
1,898
1,970
2,008
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
VGBL
PGBL
Traditional and Others

Capitalization Technical Provisions

At March 31, 2008, technical provisions remained stable, at R$ 1,127 million in the quarter.


R$ million
1,081
1,072
1,084
1,127
1,115
1,105
1,117
1,127
1,127
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08

Number of Capitalization Bonds - PIC


In thousands
3,973
4,205
4,544
4,627
4,769
4,822
4,985
5,144
5.344
450
522
632
715
774
799
849
858
860
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Super PIC
PIC

During the quarter, this portfolio comprised 5.3 million active bonds, growing by 3.9% compared to the prior quarter.

Itaubanco - Investment Funds and Managed Portfolio

The *pro forma* financial statements shown below are based on management information generated by in-house models, so as to more accurately reflect the performance of the Fund Management area.

R$ million

Itaubanco - Investment Funds and Managed Portfolios	1st Q/08	4th Q/07	Variation	
Banking Service Fees	504	572	(68)	-11.9%
Mutual Fund Management Fees (*)	395	407	(12)	-2.9%
Brokerage Services and Placement of Securities	76	132	(56)	-42.7%
Custody Services and Managed Portfolios	34	33	0	1.2%
Transfer to Banking	(202)	(228)	27	-11.7%
Non-interest Expenses	(172)	(194)	22	-11.4%
Tax Expenses for ISS, PIS and Cofins	(28)	(34)	6	-16.5%
Income before Tax and Profit Sharing	102	116	(13)	-11.6%
Income Tax and Social Contribution	(35)	(39)	5	-11.6%
Profit Sharing	(46)	(39)	(7)	18.1%
Recurring Net Income	**21**	**37**	**(16)**	**-43.3%**

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Others and Other Operating Expenses.

In the first quarter of 2008, net income from investment funds and managed portfolios amounted to R$ 21 million.

During the period, revenues from brokerage services and placement of securities decreased by 42.7% compared to the prior quarter, as a result of the reduced volume of public offerings of shares. Also, revenues from fund management declined by 2.9%, essentially driven by the lower number of business days in the first quarter than in the prior quarter. The decreased market share over the past quarters parallels the migration of customers' funds to savings deposits, CDBs and committed operations. The market share of time deposits and committed operations significantly increased over recent months, from 9.7% in January 2007 to 12.4% in January 2008 to face loans growth.

Assets Under Management (AUM)

R$ billion



14.7%
14.5%
17.4%
16.7%
16.3%
16.0%
15.7%
15.4%
15.3%
Market Share
135.6
9.0
126.6
138.9
9.3
129.6
176.8
10.0
166.8
179.8
11.9
167.9
186.4
11.6
174.8
201.1
21.0
180.1
205.3
23.9
181.5
217.4
34.8
182.6
221.5
38.3
183.2
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Investment Funds
Managed Portfolios

Market Share - Source: ANBID/Ranking Global

Itaú Corretora

In the first quarter of 2008, Itaú Corretora, whose management is independent from the fund management activities, handled contracts worth R$ 29,159 million on Bovespa, corresponding to a 51.2% growth from the same period of 2007. Contracts handled on BM&F amounted to 2.8 million, 3.1% more than in the prior quarter.

Itaú Corretora acted as coordinator of Redecard's follow-on offer, for the aggregate amount of R$ 1.2 billion.

Itaú Corretora, through its Home Broker – www.itautrade.com.br – was responsible for a volume of trading of R$ 3,481 million, growing by 110.7% and 3.6% from the first quarter and fourth quarter of 2007, respectively.

Itaú BBA

The *pro forma* income statement of Itaú BBA is presented below.

R$ million

Itaú BBA	1st Q/08	4th Q/07	Variation	
Managerial Financial Margin	696	526	169	32.2%
• Financial Margin with Customers	568	358	210	58.5%
• Financial Margin with Market	128	168	(40)	-23.9%
Result from Loan Losses	(25)	(27)	1	-5.4%
Provision for Loan and Lease Losses	(46)	(31)	(15)	49.3%
Recovery of Credits Written Off as Losses	21	4	17	406.3%
Net Result from Financial Operations	671	500	171	34.2%
Other Operating Income/(Expenses)	(128)	(102)	(26)	25.9%
Banking Service Fees	137	216	(79)	-36.6%
Non-interest Expenses	(237)	(234)	(2)	1.1%
Tax Expenses for ISS, PIS and Cofins	(45)	(48)	3	-5.8%
Equity in the Earnings of Associated Companies	(1)	6	(7)	-110.7%
Other Operating Income	18	(41)	59	-143.5%
Operating Income	543	398	145	36.3%
Non-operating Income	(1)	4	(4)	-122.0%
Income before Tax and Profit Sharing	542	402	140	34.9%
Income Tax and Social Contribution	(153)	(82)	(71)	87.0%
Profit Sharing	(21)	(48)	27	-55.9%
Recurring Net Income	**368**	**272**	**96**	**35.2%**

Note: The item Non-interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the first quarter of 2008, the financial margin totaled R$ 696 million, corresponding to a 32.2% increase compared to R$ 526 million in the prior quarter.

The financial margin on customer transactions was R$ 568 million, a 58.5% increase essentially driven by the increased volume of structured transactions.

The financial margin on market transactions totaled R$ 128 million, a 23.9% decline compared to the prior quarter. For treasury transactions, the R$ 37 million result reflects the impact on asset's prices of the international financial crisis and a more conservative management of proprietary positions. The financial margin of management of exchange risk of investments abroad corresponds to the remuneration of these investments at the CDI rate and the result of R$ 91 million arises from the US$ 500 million capital increase which took place in January.

R$ million

	1st Q/08	4th Q/07	Variation	
			Balance	%
Treasury	37	99	(61)	-62.1%
Management of Foreign Exchange Risk from Investments Abroad	91	70	21	30.2%
Financial Margin on Market Transactions	**128**	**168**	**(40)**	**-23.9%**

The outstanding quality level of the credit portfolio is to be highlighted, with 99% of credits having been ascribed "AA", "A" and "B" risk levels, pursuant to the criteria set forth in Resolution 2.682 of the National Monetary Council. The results from doubtful loans were a provision expense of R$ 25 million in the first quarter, chiefly due to risk re-ratings in the amount of R$ 46 million, partly offset by recoveries of credits previously written-off as losses in the amount of R$ 21 million.

Net result from financial intermediation totaled R$ 671 million, or a 34.2% increase compared to the prior quarter.

Banking service fees added up to R$ 137 million in the first quarter of 2008, declining by 36.6% from the previous quarter, primarily as a result of lower revenues from investment banking transactions.

Non-interest expenses amounted to R$ 237 million, in line with prior quarter figures.

As a result of the above mentioned items, Itaú BBA's pro forma net income amounted to R$ 368 million in the first quarter, a 35.2% growth from the prior quarter, corresponding to an annualized return on average allocated capital (tier 1) of 26.5% in the period.

Itaucred

The *pro forma* financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On March 31, 2008

R$ million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	35,656	3,965	3,874	43,495
Loans	35,204	4,181	4,319	43,704
(Allowance for Loan Losses)	(1,820)	(417)	(655)	(2,891)
Other Assets	2,271	201	210	2,682
Permanent Assets	59	0	65	124
TOTAL ASSETS	**35,715**	**3,965**	**3,938**	**43,619**

R$ million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	32,924	3,350	3,281	39,555
Deposits	8	-	-	8
Securities Repurchase Agreements	31,439	502	2,316	34,257
Borrowings and On-Lendings	254	-	0	254
Other Liabilities	1,223	2,847	966	5,036
Allocated Capital Tier I	2,791	616	657	4,064
Allocated Capital Tier I of Minority Interests	-	-	154	154
Allocated Capital Tier I of Parent Company	2,791	616	503	3,910
TOTAL LIABILITIES	**35,715**	**3,965**	**3,938**	**43,619**

Statement of Income

R$ million

1st Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	784	353	233	1,370
Result from Loan Losses	(331)	(139)	(125)	(595)
Provision for Loan and Lease Losses	(374)	(159)	(148)	(681)
Recovery of Credits Written Off as Losses	43	20	23	86
Net Result from Financial Operations	453	214	108	775
Other Operating Income/(Expenses)	(40)	(63)	(104)	(207)
Banking Service Fees	230	155	62	447
Operating Result of Insurance, Pension Plans and Capitalization	7	13	0	20
Non-interest Expenses	(210)	(209)	(145)	(564)
Tax Expenses for ISS, PIS and Cofins	(67)	(27)	(23)	(117)
Other Operating Income	0	4	3	8
Operating Income	413	151	4	568
Non-operating Income	(0)	-	(0)	(0)
Income Before Tax and Profit Sharing	413	151	4	568
Income Tax and Social Contribution	(126)	(48)	2	(172)
Profit Sharing	(7)	(4)	(5)	(16)
Recurring Net Income	280	99	1	380
Recurring Net Income of Minority Interests	-	-	4	4
Recurring Net Income of Parent Company	280	99	(3)	376
(RAROC) - Return on Average Tier I Allocated Capital	**42.1%**	**64.5%**	**0.7%**	**39.0%**
Efficiency Ratio	**22.0%**	**41.9%**	**52.9%**	**32.7%**

Note: Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

On December 31, 2007

R$ million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taii + Payroll	Itaucred
Current and Long-Term Assets	32,277	4,115	4,065	40,457
Loans	31,961	4,347	4,493	40,802
(Allowance for Loan Losses)	(1,699)	(410)	(655)	(2,763)
Other Assets	2,014	177	228	2,419
Permanent Assets	60	0	67	127
TOTAL ASSETS	**32,336**	**4,115**	**4,132**	**40,584**

R$ million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taii + Payroll	Itaucred
Current and Long-Term Liabilities	29,802	3,508	3,549	36,859
Deposits	8	-	-	8
Securities Repurchase Agreements	28,363	629	2,471	31,463
Borrowings and On-Lendings	242	-	0	242
Other Liabilities	1,189	2,878	1,078	5,146
Allocated Capital Tier I	2,534	608	583	3,725
Allocated Capital Tier I of Minority Interests	-	-	146	146
Allocated Capital Tier I of Parent Company	2,534	608	437	3,578
TOTAL LIABILITIES	**32,336**	**4,115**	**4,132**	**40,584**

Statement of Income

R$ million

4th Quarter/07	Vehicles	Credit Cards - Non-Account Holders	Taii + Payroll	Itaucred
Managerial Financial Margin	716	344	234	1,294
Result from Loan Losses	(259)	(139)	(124)	(523)
Provision for Loan and Lease Losses	(305)	(155)	(147)	(607)
Recovery of Credits Written Off as Losses	45	17	22	84
Net Result from Financial Operations	457	206	110	772
Other Operating Income/(Expenses)	(7)	(94)	(117)	(218)
Banking Service Fees	273	156	56	486
Operating Result of Insurance, Pension Plans and Capitalization	5	14	(1)	18
Non-interest Expenses	(241)	(239)	(153)	(633)
Tax Expenses for ISS, PIS and Cofins	(69)	(25)	(23)	(117)
Other Operating Income	25	0	4	28
Operating Income	449	112	(8)	553
Non-operating Income	(0)	-	(0)	(0)
Income Before Tax and Profit Sharing	449	112	(8)	553
Income Tax and Social Contribution	(153)	(38)	3	(188)
Profit Sharing	(10)	(3)	(6)	(19)
Recurring Net Income	286	71	(11)	346
Recurring Net Income of Minority Interests	-	-	(0)	(0)
Recurring Net Income of Parent Company	286	71	(11)	346
(RAROC) - Return on Average Tier I Allocated Capital	**47.9%**	**49.0%**	**-8.0%**	**39.3%**
Efficiency Ratio	**25.4%**	**48.8%**	**56.7%**	**37.0%**

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

Vehicles

In the first quarter of 2008, as a result of a 10.1% increase in the volume of vehicle financing and leasing transactions, the managerial financial margin of the Itaucred subsegment grew by 9.5% compared to the prior quarter, reaching R$ 784 million. The expense for the provision for doubtful loans increased by R$ 69 million when compared to the fourth quarter of 2007. The reduction of fees revenues for early settlement of contracts brought about a R$ 43 million decline in revenues from banking services compared to the fourth quarter of 2007.

Itaucred Vehicles Share on Consolidated Credit Portfolio


23.3%
25.1%
26.6%
27.7%
28.0%
Mar-07
Jun-07
sep/07
dec/07
Mar-08

Credit Cards – Non-Account Holders

The Credit Cards – Non-Account Holders subsegment posted net income of R$ 99 million in the first quarter of 2008, up 38.7% from the prior quarter. The main changes were:

A) Increased managerial financial margin, arising mainly from the higher level of financing to credit card holders;

B) Lower non-interest expenses, as advertising, telemarketing and mail costs are usually higher in the fourth quarter of the year; and

C) Incentives granted by banners and capitalization companies, recorded in other operating income.

Taií

Taií, which is Itaú's consumer credit segment, comprises the operations of Financeira Itaú (FIT), 100% owned by Itaú; and Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI), in which Itaú's share represents 50%.

Taií's credit portfolio, excluding payroll credit, totaled R$ 1,944 million in March 2008, remaining virtually unaltered compared to December 2007. The customer base reached 6.4 million, a 4.7% growth from the fourth quarter of 2007.

Financeira Itaú (FIT)

The network of Taií's own stores closed the month of March 2008 with 258 stores. In the first quarter of 2008, the focus was to increase the product portfolio and activate the customer base. The portfolio volume totaled R$ 511 million, growing by 11.4% when compared to the prior quarter.

Financeira Itaú CBD (FIC)

As had been announced when the partnership with the Pão de Açúcar Group was formed, Financeira Itaú CBD (FIC), in its third year of operations, reached a consistent break-even, considering that the venture recorded profits for the fifth consecutive month. The product portfolio totaled R$ 1,290 million in March 2008, declining by 4.1% from the prior quarter, as a result of the seasonal factors seen at the end of the year.

Financeira Americanas Itaú (FAI)

In March 2008, FAI's customer base increased by 13.3% quarter-on-quarter, to reach 1.2 million accounts. The credit portfolio amounted to R$ 142 million, corresponding to 50% of the total volume, as the consolidation of FAI operations in the Itaucred segment is proportionate to Itaú's shareholding. Lojas Americanas and Americanas Express points-of-sale added up to 278 stores in the first quarter of 2008.

Taií - Credit Portfolio

R$ million


1,283
1,345
1,290
511
120
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
FIT
FIC
FAI

Taií + Payroll - Recurring Net Income/(Loss)

R$ million

	1st Q/08	4th Q/07	Variation
FIT	(13)	(14)	1
FIC	9	(1)	9
FAI	(8)	(9)	0
Subtotal - Taií	(13)	(23)	11
Payroll	14	12	1
Total	**1**	**(11)**	**12**

Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

Consolidated Balance Sheet

Securities Portfolio

History of Securities Portfolio

R$ million

	Mar 31, 08	%	Dec 31, 07	%	Mar 31, 07	%	Variation (%) Mar/08-Dec/07	Variation (%) Mar/08-Mar/07
Public Securities - Domestic	21,037	29.1%	14,569	23.8%	16,484	26.3%	44.4%	-11.6%
Public Securities - Foreign	12,128	16.8%	11,083	18.1%	11,158	17.8%	9.4%	-0.7%
Total Public Securities	33,165	45.8%	25,652	41.8%	27,642	44.1%	29.3%	-7.2%
Private Securities	14,910	20.6%	12,901	21.0%	15,739	25.1%	15.6%	-18.0%
PGBL/VGBL Fund Quotas	19,854	27.4%	18,664	30.4%	15,363	24.5%	6.4%	21.5%
Derivative Financial Instruments	4,475	6.2%	4,120	6.7%	3,915	6.2%	8.6%	5.2%
Total Securities	72,404	100.0%	61,338	100.0%	62,659	100.0%	18.0%	-2.1%

In the first quarter of 2008, the balance of the securities portfolio reached R$ 72,404 million, growing by 18.0% from the prior quarter. The increase of 44.4% in the volume of public securities – Brazil was the main driver of the higher portfolio balance.

Private Securities Portfolio and Credit Portfolio

At March 31, 2008, the total balance of private securities and credit portfolio amounted to R$ 152,601 million, up 8.6% quarter-on-quarter.

Funds Intended for the economic agents

R$ million

Mar 31, 08						
Risk Level	AA	A	B	C	D - H	Total
Euro Bonds and Similar	3,548	283	105	15	-	3,951
Certificates of Deposit	1,786	94	-	-	-	1,880
Debentures	2,089	747	1	-	-	2,836
Shares of Public Companies	903	13	13	-	27	956
Promissory Notes	967	263	367	-	-	1,598
Other	1,036	2,378	245	27	3	3,689
Subtotal	10,329	3,777	731	42	30	14,910
Credit Operations(*)	27,788	65,694	26,013	6,937	11,259	137,691
Total	38,117	69,471	26,744	6,979	11,289	152,601
% of Total	25.0%	45.5%	17.5%	4.6%	7.4%	100.0%

(*) Endorsements and Sureties Included.

R$ million

Dec 31, 07						
Risk Level	AA	A	B	C	D - H	Total
Euro Bonds and Similar	3,222	396	148	14	-	3,780
Certificates of Deposit	1,668	124	0	-	-	1,792
Debentures	1,437	1,290	1	-	-	2,728
Shares of Public Companies	850	27	23	-	47	947
Promissory Notes	-	-	358	-	-	358
Other	1,068	2,143	62	21	2	3,296
Subtotal	8,245	3,980	592	35	49	12,901
Credit Operations(*)	27,025	60,105	24,503	5,315	10,642	127,589
Total	35,270	64,085	25,095	5,350	10,691	140,491
% of Total	25.1%	45.6%	17.9%	3.8%	7.6%	100.0%

(*) Endorsements and Sureties Included.

Credit Portfolio

We present below the evolution of our credit portfolio for each year since 1987.

Credit Operations

R$ million (*)



137,691
127,589
93,644
67,758
53,275
45,414
44,581
34,282
27,253
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08**
Credit Operations including Endorsements and Sureties
Credit Operations

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter. (**) In March 31, 2008.

Consolidated Balance Sheet

The loan portfolio, both for individuals and companies, increased during the first quarter of 2008. Noteworthy in the individuals portfolio were vehicle financing transactions. The volume of credit linked to foreign currencies grew by 10.7% during the period, to reach 20.8% of the portfolio at the end of March 2008. The share of loans rated "AA" to "C" increased by 0.1 percentage point in the quarter and now represents 91.8% of the total portfolio. In March 2008, the Food and Beverages industry showed the highest concentration of risk, accounting for 4.6% of the total portfolio. The industries which posted the most significant growth in the quarter were: Finance with R$ 782 million increase, Food and Beverages with R$ 603 million increase, Telecommunications with R$ 490 million increase, and Agribusiness with R$ 479 million increase. In the first quarter of 2008, the 100 largest debtors in the credit portfolio declined to 16.2% from 17.2% in the last quarter of 2007.

Credit Portfolio Development Consolidated by Client Type and Currency

R$ million

				Variation			
Local Currency	Mar/08	Dec/07	Mar/07	Mar/08 - Dec/07		Mar/08 - Mar/07	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	57,869	54,375	41,934	3,494	6.4%	15,935	38.0%
Credit Card	10,463	10,925	8,501	(462)	-4.2%	1,962	23.1%
Personal Loans	14,679	13,839	13,603	840	6.1%	1,076	7.9%
Vehicles	32,727	29,611	19,830	3,116	10.5%	12,897	65.0%
Businesses	44,427	41,021	33,894	3,406	8.3%	10,533	31.1%
Corporate	22,994	22,421	19,259	573	2.6%	3,736	19.4%
Small and Medium-Sized Companies	21,432	18,599	14,635	2,833	15.2%	6,798	46.4%
Mandatory Loans	6,767	6,332	5,650	435	6.9%	1,117	19.8%
Rural Loans	3,892	3,650	3,254	242	6.6%	638	19.6%
Mortgage Loans	2,875	2,682	2,396	194	7.2%	480	20.0%
Argentina/Chile/Uruguay	-	-	-	-	-	-	-
Total	109,063	101,728	81,478	7,336	7.2%	27,586	33.9%
Foreign Currency							
Individuals	37	41	38	(4)	-9.2%	(1)	-1.4%
Credit Card	-	-	-	-	-	-	-
Personal Loans	37	41	38	(4)	-9.2%	(1)	-1.4%
Vehicles	-	-	-	-	-	-	-
Businesses	18,189	16,503	12,725	1,686	10.2%	5,465	42.9%
Corporate	14,386	13,334	10,527	1,052	7.9%	3,859	36.7%
Small and Medium-Sized Companies	3,803	3,169	2,198	634	20.0%	1,606	73.1%
Mandatory Loans	4	4	-	0	-	4	-
Rural Loans	4	4	-	0	-	4	-
Mortgage Loans	-	-	-	-	-	-	-
Argentina/Chile/Uruguay	10,397	9,314	6,830	1,083	11.6%	3,566	52.2%
Total	28,627	25,862	19,593	2,766	10.7%	9,034	46.1%

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

Consolidated Credit Portfolio by Client Type and Risk Level

R$ million

Mar 31, 08	AA	A	B	C	D	E	F	G	H	Total
Individuals	0	35,762	10,591	2,936	3,042	1,500	1,138	516	2,422	57,907
Credit Card	0	2,514	5,129	896	875	326	160	108	457	10,463
Personal Loans	0	4,819	3,798	957	1,745	929	798	277	1,393	14,717
Vehicles	-	28,429	1,664	1,083	423	246	181	131	572	32,727
Businesses	21,922	22,417	13,883	2,343	817	456	150	101	527	62,616
Corporate	18,814	14,451	3,903	87	51	19	8	8	40	37,380
Small and Medium-Sized Companies	3,109	7,966	9,980	2,256	766	437	142	93	487	25,236
Mandatory Loans	1,790	3,352	1,041	189	103	181	35	18	62	6,771
Argentina/Chile/Uruguay	4,076	4,163	499	1,469	84	39	10	10	48	10,397
Total	27,788	65,694	26,013	6,937	4,046	2,176	1,334	645	3,059	137,691

Consolidated Balance Sheet

Quality of Credit Assets

A new chart is presented below, including a set of performance indicators associated with the quality of our credit assets. Overall, the fast portfolio growth has not affected the quality of assets.

Credit Portfolio Growth

Our credit portfolio growth has outperformed the market, as shown in the chart below.

Asset Quality Credit *R$ million*

	1st Q./08	4th Q./07
Loans	125,660	115,548
Loans E-to-H	7,207	7,191
NPL (+60 days)	5,452	5,055
Provision Balance	8,147	7,926
Exceeding Provisions	2,150	2,150
Charge-offs	1,624	1,480
Recoveries	247	270
Expenses with Provisions for Loan Losses	1,830	1,565
Loans E-to-H / Loans	5.7%	6.2%
NPL / Loans	4.3%	4.4%
Provision Balance / NPL	149%	157%
Provision Balance / Loans E-to-H	113%	110%
Provision Balance / Loans	6.5%	6.9%
Exceeding Provisions / Loans	1.7%	1.9%
Charge-offs / Avg. Loans	1.3%	1.3%
Charge-offs / Avg. Loans E-to-H	22.6%	20.3%
Expenses with Provision / Avg. Loans	1.5%	1.4%
Result from Loan Losses / Avg. Loans	1.3%	1.2%

Note: Endorsements and Sureties not included.

Quarterly Growth of Credit Portfolio - Itaú vs Market


7.0%
5.0%
3.4%
1.5%
5.6%
4.8%
8.6%
7.2%
11.0%
9.2%
8.5%
6.1%
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
Itaú
Market

Note: Does not include sureties and endorsements. Do not considers the Argentina, Chile and Uruguay operations.
Source: Brazilian Central Bank

Real Estate Credit

The real estate credit portfolio totaled R$ 2,875 million in the first quarter of 2008. During the period, the volume of new real estate financing to individuals reached R$ 294 million, a 103% increase from the first quarter of 2007. For the corporate segment, total contracts amounted to R$ 487 million, equal to a 202% growth compared to the same period of the previous year.

Payroll-linked Credit

Our payroll-linked portfolio totaled R$ 3,226 million at March 31, 2008, representing a 2.3% decline from the prior quarter. The portfolio comprised by transactions with current account holders increased by 13.7% in the period, to reach R$ 857 million, while the balance of payroll-linked credit transactions with non-account holders decreased by 7.1% compared to the fourth quarter of 2008, chiefly as a result of the termination of our agreement with BMG for the acquisition of new payroll-linked credit transactions.

Real Estate Portfolio *R$ million*


1200
1000
800
600
400
200
0
30%
25%
20%
15%
10%
5%
0%
New Contracts
Market Share

Payroll Credit *R$ million*


1,887
1,930
2,046
2,449
2,550
2,369
378
412
457
493
754
857
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
4th Q/07
1st Q/08
Account Holders
Non Account Holders

Credit Card

The chart on the side shows the breakdown of our credit card portfolio in financed and non-financed portions. Emphasis should be given to the growth of the financed portion during the first quarter of 2008, with positive impacts on the segment managerial financial margin.

Credit Card Portfolio


36.3%
35.8%
35.0%
31.0%
35.3%
63.7%
64.2%
65.0%
69.0%
64.7%
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Non Financed
Financed

Funding

During the first quarter of 2008, funds obtained grew 4.0% from the prior quarter. During the period, funds obtained in the open market – own securities -- increased by 21.6%. Such increase was partly offset by reductions in the balance of deposits, which were impacted by a 29.5% decline in demand deposits, following the seasonal growth typical of the fourth quarter of the year. With the growth in credit transactions, we are taking advantage of our large customer base to intensify our funding. Accordingly, within a 1-year horizon, total deposits increased by 21.7%, while time deposits grew by an impressive 36.7%.

The funding profile is closely related to liquidity management, where:

A) Cash flow is managed so that funds obtained from customers support their credit transactions;

B) With the higher demand for credit assets, Itaú meets its marginal funding needs through funds obtained in the market.

Funding Balance

R$ million

	Mar 31, 08	%	Dec 31, 07	%	Mar 31, 07	%	Variation (%) Mar/08-Dec/07	Variation (%) Mar/08-Mar/07
Demand deposits	19,847	13.9%	28,134	20.5%	17,970	15.9%	-29.5%	10.4%
Savings deposits	28,388	19.9%	27,990	20.4%	23,242	20.6%	1.4%	22.1%
Interbank deposits	1,576	1.1%	1,616	1.2%	2,307	2.0%	-2.5%	-31.7%
Time deposits	28,634	20.1%	23,852	17.4%	20,948	18.6%	20.0%	36.7%
Subtotal	78,445	55.0%	81,592	59.5%	64,466	57.2%	-3.9%	21.7%
Securities Repurchase Agreements - Own Issue	50,025	35.1%	41,140	30.0%	35,067	31.1%	21.6%	42.7%
Funds from Acceptances and Issue of Securities	7,177	5.0%	8,371	6.1%	7,831	6.9%	-14.3%	-8.3%
On-lendings	7,076	5.0%	6,117	4.5%	5,348	4.7%	15.7%	32.3%
Total	142,723	100.0%	137,221	100.0%	112,713	100.0%	4.0%	26.6%

Stockholders' Equity

The Bank's stockholders' equity totaled R$ 29,267 million as of March 31, 2008, increasing by 1.0% from the last quarter of the prior year. The Basel ratio stood at 16.6% in March 2008, a significant reduction compared to 17.9% in the fourth quarter of 2007, mainly attributable to the repurchase of shares carried out in the period. Finally, if changes in the weighting of certain assets and determination of the benchmark equity introduced by the Central Bank to take effect as from July 1, 2008, were considered, the ratio would be 17.0%.

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At March 31, 2008, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 4,264 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects on this position. As the profits from exchange rate variation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) for a sufficient amount, so that the total foreign exchange exposure, net of tax effects, is virtually nil and consistent with our strategy of low exposure to risk.

R$ million

Assets	Mar 31,08					Dec 31,07
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	5,194	3,501	2,952	550	1,709	319
Short Term Interbank Deposits	56,381	48,725	48,700	25	11,154	1,694
Securities	72,404	63,696	62,678	1,017	15,966	383
Loans	125,660	107,808	100,890	6,918	20,828	6,496
(Allowance for Loan Losses)	(8,147)	(7,876)	(7,876)	0	(271)	0
Other Assets	72,263	73,935	56,168	17,767	2,132	11,374
Foreign Exchange Portfolio	25,819	29,412	12,083	17,329	0	11,034
Other	46,444	44,523	44,085	438	2,132	340
Permanent Assets	3,869	13,734	2,634	11,100	1,228	10,046
TOTAL ASSETS	327,624	303,524	266,146	37,378	52,744	30,312
DERIVATIVES - PURCHASED POSITIONS						
Futures				15,519		15,184
Options				13,429		5,110
Swaps				11,254		12,296
Other				8,403		6,190
TOTAL ASSETS AFTER ADJUSTMENTS (a)				85,982		69,094

Liabilities	Mar 31,08					Dec 31,07
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	78,445	58,971	58,938	33	19,572	39
Funds Received under Securities Repurchase Agreements	85,692	83,926	83,926	0	1,768	0
Funds from Acceptances and Issue of Securities	7,177	9,900	3,145	6,755	4,300	6,739
Borrowings and On-Lendings	18,962	13,839	5,850	7,988	10,867	7,409
Derivative Financial Instruments	4,326	3,146	3,146	0	1,229	0
Other Liabilities	76,330	77,773	60,375	17,398	3,871	11,245
Foreign Exchange Portfolio	25,966	29,338	13,373	15,966	0	9,695
Other	50,364	48,435	47,002	1,433	3,871	1,550
Technical Provisions of Insurance, Pension Plans and Capitalization	25,133	25,133	25,133	0	0	0
Deferred Income	74	60	60	0	14	0
Minority Interest in Subsidiaries	2,218	1,508	1,508	0	22	0
Stockholders' Equity	29,267	29,267	29,267	0	11,100	0
TOTAL LIABILITIES	327,624	303,524	271,349	32,175	52,744	25,432
DERIVATIVES - SOLD POSITIONS						
Futures				23,522		22,793
Options				14,008		5,074
Swaps				18,543		17,416
Other				4,322		3,273
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				92,570		73,988
Foreign Exchange Position (c = a - b)				(6,588)		(4,895)
Foreign Exchange Position of Minority Stockholders (d)				(871)		(844)
Net Foreign Exchange Position after Minority Stockholders (c + d) R$				(7,459)		(5,739)
Net Foreign Exchange Position after Minority Stockholders (c + d) US$				(4,264)		(3,240)

(*) Excludes transactions between local and foreign business.

Banco Itaú Holding Financeira S.A.

Activities Abroad
Value at Risk
Ownership Structure
Performance in the Stock Market

Activities Abroad

Financial Statements

Below we present the financial statements of our main units abroad.

On March 31, 2008

R$ million

ASSETS	Consolidated Itaú Europa	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	10,758	2,040	9,791	2,156
Cash and Cash Equivalents	183	96	258	322
Short Term Interbank Deposits	4,354	199	154	526
Securities	1,681	85	1,638	104
Loans	4,378	1,367	7,305	1,137
(Allowance for Loan Losses)	(37)	(30)	(106)	(66)
Other Credits	120	114	273	129
Other Assets	79	209	270	4
Permanent Assets	628	42	147	22
Investments	386	6	1	0
Fixed Assets	12	36	97	20
Deferred Changes	231	-	49	2
TOTAL ASSETS	11,386	2,082	9,938	2,177

LIABILITIES	Consolidated Itaú Europa	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	10,266	1,903	8,902	1,947
Deposits	6,342	1,675	5,990	1,606
Deposits Received under Securities Repurchase Agreements	171	-	265	-
Funds from Acceptances and Issue of Securities	2,151	-	985	-
Borrowings and On-lendings	955	86	872	10
Derivative Financial Instruments	108	-	303	-
Other Liabilities	540	142	488	330
Deferred Income	9	-	0	-
Minority Interest in subsidiaries	0	-	0	0
Stockholders' Equity of Parent Company	1,110	179	1,035	230
TOTAL LIABILITIES	11,386	2,082	9,938	2,177

Statement of Income

R$ million

1st Quarter/08	Consolidated Itaú Europa	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	45	29	107	27
Result from Loan Losses	(4)	(2)	(28)	(3)
Provision for Loan and Lease Losses	(4)	(2)	(31)	(4)
Recovery of Credits Written Off as Losses	-	0	4	1
Net Result from Financial Operations	41	27	80	24
Other Operating Income/(Expenses)	(20)	(28)	(46)	(25)
Banking Service Fees	36	17	20	33
Non-interest Expenses	(81)	(46)	(70)	(64)
Equity in the Earnings of Associated Companies	9	1	0	-
Other Operating Income	17	-	4	6
Operating Income	21	(1)	34	(1)
Non-operating Income	-	1	2	0
Income before Tax and Profit Sharing	21	0	36	(1)
Income Tax and Social Contribution	(4)	-	(5)	(1)
Profit Sharing	(2)	-	-	-
Minority Interests	0	-	(0)	0
Recurring Net Income	14	0	30	(2)
Return on Equity - Annualized (% py)	5.1%	0.3%	13.3%	-3.0%
Efficiency Ratio	83.3%	99.9%	53.3%	96.0%

Note: From the first quarter of 2008 we are including the following companies in the Europe Consolidated: Itaúsa Europa-Investimentos SGPS, Itaúsa Portugal-SGPS, Itaú Europa-SGPS, IPI-Itaúsa Portugal Investimentos SGPA Lda, BIEL Holdings AG and Itaú Europa Luxembourg Advisory Holding Company S.A.

Europe (Lisbon, London and Luxembourg)

We are active in foreign trade, placement of euronotes, offer of more sophisticated financial instruments (Structured Notes), and private banking.

The change in net income is chiefly due to the reversal of provisions for payment of income tax in the prior quarter and increase in non-interest expenses, partly offset by a higher financial margin driven by the increased balance of the credit portfolio, giving rise to higher interest income.

Argentina

Our consolidated assets grew by R$ 145 million (7.5%) in the quarter, mostly because corporate customers increased their demand for credit transactions and time deposits. The customer base expanded with the addition of approximately 2 thousand new current accounts.

The above changes made a positive contribution to increases in the financial margin and banking service fees, offset by higher non-interest expenses arising from increased personnel expenses under the workers' union agreement, and payment of bonuses.

Activities Abroad

On December 31, 2007

R$ million

ASSETS	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	10,439	1,897	8,082	1,965
Cash and Cash Equivalents	285	68	181	291
Short Term Interbank Deposits	5,031	174	30	466
Securities	1,588	89	1,073	65
Loans	3,398	1,259	6,396	1,107
(Allowance for Loan Losses)	(31)	(28)	(88)	(62)
Other Credits	110	89	261	89
Other Assets	59	244	230	9
Permanent Assets	850	41	137	20
Investments	596	5	1	0
Fixed Assets	11	35	94	19
Deferred Changes	243	-	42	2
TOTAL ASSETS	11,289	1,937	8,219	1,985

LIABILITIES	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	10,172	1,756	7,427	1,767
Deposits	6,212	1,601	5,213	1,418
Deposits Received under Securities Repurchase Agreements	160	-	194	-
Funds from Acceptances and Issue of Securities	2,050	-	907	-
Borrowings and On-lendings	1,002	63	711	6
Derivative Financial Instruments	64	-	127	-
Other Liabilities	683	92	274	343
Deferred Income	8	-	0	-
Minority Interest in subsidiaries	0	-	0	0
Stockholders' Equity of Parent Company	1,109	182	792	218
TOTAL LIABILITIES	11,289	1,937	8,219	1,985

Statement of Income

R$ million

4th Quarter/07	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	36	27	80	26
Result from Loan Losses	(5)	(2)	(15)	(3)
Provision for Loan and Lease Losses	(5)	(2)	(18)	(5)
Recovery of Credits Written Off as Losses	-	(0)	4	2
Net Result from Financial Operations	31	24	65	23
Other Operating Income/(Expenses)	(5)	(24)	(42)	(21)
Banking Service Fees	33	15	18	38
Non-interest Expenses	(68)	(40)	(63)	(69)
Equity in the Earnings of Associated Companies	14	0	0	-
Other Operating Income	17	(0)	3	10
Operating Income	27	(0)	23	2
Non-operating Income	0	1	4	0
Income before Tax and Profit Sharing	27	1	27	2
Income Tax and Social Contribution	9	-	(4)	(2)
Profit Sharing	(3)	-	-	-
Minority Interests	(0)	-	(0)	(0)
Recurring Net Income	32	1	23	0
Return on Equity - Annualized (% py)	11.7%	1.8%	11.6%	0.3%
Efficiency Ratio	79.7%	95.6%	62.4%	92.9%

Chile

Our consolidated assets grew by R$ 1,719 million (20.9%), primarily driven by the increased demand for real estate financing and foreign trade financing, both offset by increased time deposits.

We also highlight the increase of 2 thousand new current accounts.

The growth in net income is essentially attributable to the R$ 909 million (14.2%) increase in the credit portfolio, with direct impacts on the financial margin and the results from doubtful loans.

Uruguay

During the quarter, our consolidated assets increased by R$ 192 million (9.7%), including the different financial instruments operated by the Bank, witnessing to the overall improvement of our activities in Uruguay. Such increase is evidenced by the addition of approximately 5 thousand new customers.

Value at Risk (VaR)

VaR of the Business Units of Itaú

We show below tables with the VaR of the units of Itaú.

Banco Itaú

As the fixed rate market is expected to maintain its trend, Itaú continued to pursue its strategy of optimizing the risk/return ratio.

The Structural Gap, including commercial transactions and related financial instruments, declined in almost all risk factors which comprise this portfolio, and also in Global VaR, as a result of the decreased volatility levels seen in local interest rates at the end of the quarter.

Structural Gap Banco Itaú VaR (*)

R$ million

	Mar 31, 08	Dec 31, 07
Fixed Rate	87.1	94.5
Benchmark Rate (TR)	6.8	7.6
Inflation Rates	6.3	7.9
Dollar Coupon Rate	11.5	19.3
Foreign Exchange (**)	0.1	0.2
Equities	2.0	1.8
Diversification Impact	(23.3)	(30.3)
Global VaR (**)	90.5	101.0
Maximum Global VaR in the quarter	138.0	134.1
Average Global VaR in the quarter	99.8	102.4
Minimum Global VaR in the quarter	71.9	74.5

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

During the quarter, the own portfolio average Stress VaR was R$ 72.4 million. At March 31, 2008, the Global Stress VaR stood at R$ 56.6 million. In the period, the major exposures underlying this position were those taken in the internal fixed rate and U.S. dollar markets, followed by variable income transactions.

Stress VaR of the Proprietary Desk of Banco Itaú

R$ million

	Mar 31, 08	Dec 31, 07
Global Stress VaR	(56.6)	(40.6)
Maximum Global Stress VaR in the quarter	(144.6)	(272.2)
Average Global Stress VaR in the quarter	(72.4)	(90.6)
Minimum Global Stress VaR in the quarter	(32.2)	(31.6)

Itaú BBA

The worsening of the credit crisis in the USA and the strong escalation of commodity prices set the high volatility tone of the business environment in the quarter. Such circumstances impacted certain markets, in particular the interest curve in dollars and the sovereign risk of emerging economies. Itaú BBA, always rigorous in the application of a prudent market risk management policy, significantly reduced its exposures during the period. The average VaR for the quarter corresponds to a mere 0.2% of the bank's tier 1 capital.

Banco Itaú BBA VaR

R$ million

	Mar 31, 08	Dec 31, 07
Fixed Rate	7.1	2.8
Dollar Coupon Rate	5.7	10.6
Foreign Exchange (*)	6.8	6.5
Equities	1.7	10.1
Sovereign	5.4	4.2
Inflation Rates	3.4	7.5
Foreign Interest Rates	5.8	1.8
Commodities	1.0	0.4
Foreign Exchange - Other Currencies	1.2	1.0
Other	1.3	0.9
Diversification Impact	(24.0)	(28.6)
Global VaR (*)	15.4	17.3
Maximum Global VaR in the quarter	27.4	55.5
Average Global VaR in the quarter	13.8	22.9
Minimum Global VaR in the quarter	6.9	10.2

(*) Considering the effects of tax adjustments.

Itaú

For the sake of comparability, the determination of Itaú Consolidaited Global VaR segregates those positions where Statistical VaR is used from the ones where Stress VaR is applied. The next table shows Itaú Consolidated Global VaR, comprising the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Buen Ayre, Banco Itaú Chile, and Itaú's structural portfolio. Itaú continues to adhere to its policy of operating within relatively low limits. The reduced risk seen in the quarter was driven by changes in the portfolio mix, as fluctuations in market risk factors associated with the crisis (in particular foreign interest and sovereign risk) were still present, although to a lesser extent.

Itaú VaR (*)

R$ million

	Mar 31, 08	Dec 31, 07
Fixed Rate	93.4	97.1
Benchmark Rate (TR)	6.8	7.6
Inflation Rates	4.9	10.0
Dollar Coupon Rate	16.8	14.3
Foreign Exchange (**)	6.7	6.7
Private and Sovereign Securities	22.3	12.1
Equities	1.4	16.4
Foreign Interest Rates	10.4	4.1
Commodities	1.0	0.4
Foreign Exchange - Other Currencies	1.2	1.0
Other	1.3	0.9
Banco Itaú Europa	3.1	1.5
Banco Itaú Buen Ayre	1.4	1.6
Banco Itaú Chile	1.1	1.2
Diversification Impact	(64.8)	(56.6)
Global VaR (**)	107.0	118.2
Maximum Global VaR in the quarter	154.6	154.4
Average Global VaR in the quarter	114.1	127.6
Minimum Global VaR in the quarter	87.2	87.9

(*) Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

Find out more on risk management in Note 20 to the Financial Statements or in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

Ownership Structure

Management of our ownership structure is intended to optimize the capital allocation to the various segments comprising the conglomerate.
Note 15 to the consolidated Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Mar 31, 08	Dec 31, 07	Mar 31, 07
Stockholders	69,762	63,901	56,102
Outstanding Preferred Shares (in thousands)	1,133,786	1,154,316	578,413
Outstanding Common Shares (in thousands)	1,242,735	1,242,735	621,379
Outstanding Shares (in thousands)	2,376,520	2,397,051	1,199,792
Preferred Shares in Treasury (in thousands)	57,206	36,676	17,083
Common Shares in Treasury (in thousands)	10,266	10,266	5,122
Shares in Treasury (in thousands)	67,472	46,941	22,205

Note: In Oct/07 a stock split was carried out.

The organization chart below summarizes our current ownership structure.



Família E.S.A.
60.78% CS
34.14% Total
Free Float
39.22% CS
82.43% PS
Itaúsa
86.36% CS
45.16% Total
Free Float
10.34% CS
87.91% PS
Bank of America
3.31% CS
12.09% PS
7.49% Total
Banco Itaú Holding Financeira S.A.
Itaú Chile
100.00% CS
100.00% Total
Itaú Uruguai
100.00% CS
100.00% Total
Banco Itaú
100.00% CS
100.00% Total
Banco Itaú BBA
50.00% CS
95.75% Total
(Note.)
Banco Itaú Europa
19.53% CS
19.53% Total
Itaú Corretora de Valores
99.99% CS
99.99% Total
Orbitall
100.00% CS
99.99% Total
Banco Itaucard
100.00% CS
100.00% Total
Itaú Bank Ltd.
100.00% CS
100.00% Total
Banco Itaú Buen Ayre
99.95% CS
99.91% Total
Banco Itauleasing
100.00% CS
99.99% Total
Financeira Americanas Itaú
50.00% CS
50.00% Total
Banco Fiat
99.99% CS
99.99% Total
Banco Itaucred
100.00% CS
100.00% Total
Financeira Itaú CBD
50.00% CS
50.00% Total
Itaú Capitalização
99.99% CS
99.99% Total
Itaú Seguros
100.00% CS
100.00% Total
Itaú Vida e Previdência
100.00% CS
100.00% Total

Note: Itaúsa's direct and indirect interest in Banco Itaú Europa is 89.29%.

Performance in the Stock Market

At the end of the first quarter of 2008, our preference shares (ITAU4) were traded at R$ 40.01 per share, a 11.3% appreciation from the first quarter of 2007. Our common shares (ITAU3) were traded at R$ 36.80 per share, up 19.9% in the same period. Our ADRs (ITU), traded on the New York Stock Exchange (NYSE), closed the first quarter of 2008 with a 30.7% appreciation compared to the first quarter of 2007, quoted at US$ 22.76. Itaú Holding's market capitalization reached R$ 93.9 billion.

Stock Market Performance (São Paulo Stock Exchange) - R$

First Quarter - 2008	Preferred Shares	Common Shares
Maximum in the quarter (a)	45.97	43.60
Average in the quarter	41.09	38.08
Minimum in the quarter (b)	35.57	32.81
Variation % (a/b)	29.2%	32.9%
Last Price (*)	40.01	36.80

(*) On March 31, 2008.

It should be noted that in the first quarter of 2008:

A) The average financial volume of trading of our shares and ADRs reached R$ 417.9 millions and showed the significant increase of 114.7% compared to the first quarter of 2007;

B) The financial volume traded on NYSE reached R$ 16.6 billions and corresponded to 52.6% of the total volume of shares and ADRs.

Share Buyback Program

The program to repurchase shares be kept in treasury is primarily intended to optimize the utilization of capital, considering the price opportunities and the Bank's stock option program. These shares, when not used in the programme of remuneration of directors, are usually cancelled. Volumes traded, minimum, average and maximum prices charged by Itaú Holding in transactions with its own shares are disclosed on a monthly basis to regulatory bodies and can be found on the Investor Relations website ("Corporate Governance" section).

Share Buyback

Year	Preferred Shares	Common Shares	Total of Shares
2003	5,101,019	23,005,584	28,106,603
2004	20,056,200	2,494,930	22,551,130
2005	59,257,400	9,333,666	68,591,066
2006	-	1,217,800	1,217,800
2007	6,482,400	272,200	6,754,600
2008 (*) (**)	24,631,300	-	24,631,300
Total	115,528,319	36,324,180	151,852,499

(*) Year-to-date position as of the 1st quarter;
(**) In November 2007, the Board of Directors extended the acquisition term for one more year, and authorized the Bank to acquire up to 83.000.000 book-entry own shares, with no par value, comprising up to 5,600,000 common and up to 77,400,000 preferred shares. Repurchased shares will be kept in treasury, cancelled or placed again on the market.

Subsequent Events

Annual and Extraordinary Stockholders' Meeting

- Corporate Governance: consistent with our posture of accountability and transparency, we have posted on our Investor Relations site supplementary information to the Call for Annual and Extraordinary Stockholders' Meeting scheduled for April 23, including: matters to be discussed, explanation on matters, management proposal, proxy template, résumés of Board of Directors and Audit Committee members, comparison schedule of amendments to the By-Laws, and comparison schedule of amendments to the Option Plan. This information will enable our stockholders to position themselves ahead of the Meeting, which will help enhance the discussion of the matters to be decided on.

This General Meeting approved the institution of the Accounting Policies Committee and the Capital and Risks Management Committee, the last in response to resolutions of the National Monetary Council.

- Share Bonus: intending to increase the liquidity of the shares, with ensuing adjustment of market quotations to a more attractive trading level, was approved a share bonus of 25%, considering that a higher number of shares outstanding, at more affordable prices, has the potential to generate more deals and increased financial volume, thereby creating value to the Stockholders. Itaú Holding Stockholders will receive, free of costs, 1 new share for each 4 shares of the same class held by them.

- Dividends: monthly dividends will remain at R$ 0.012 per share, and as such amounts paid to stockholders on a monthly basis will be increased by 25%, after the bonus stock is included in the shareholding position.

The effective date of entitlement to the bonus will be communicated to the market as soon as the related process is approved by the Brazilian Central Bank.

- Cancellation of book-entry shares: it was cancelled 10.3 millions common shares and 15.0 millions preferred shares, all book entry, issued by the company itself and held as treasury stock. The consistent policy aimed at repurchasing shares, by treasury for further cancellation, aligned with the return on Stockholders' Equity, enables the increase in earnings per share and in dividends paid to stockholders.

Apimec 2008 Cycle

In April, Itaú started the Apimec 2008 Cycle in Brazil for the 10th consecutive years. The Bank held 3 meetings with analysts, investors, stockholders and others in the cities of Porto Alegre, Brasília and Belo Horizonte, with approximately 550 participants.

A further 11 meetings have been scheduled. Itaú Holding maintains its partnership with Bovespa's *Bolsa de Valores Sociais e Ambientais da Bovespa*, promoting the donation of R$ 25.00 per participant to social and environmental projects.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2008 and 2007, on which we issued a report without exceptions dated May 05, 2008, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. Based on our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, May 05, 2008

CRC 2SP000160/O-5
PricewaterhouseCoopers
Auditores Independentes

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A.

Complete Financial Statements

March 31, 2008

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2008

We present below the main results of Banco Itaú Holding Financeira S.A. (Itaú) for the first quarter of 2008. The complete financial statements and the Management's Discussion & Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1. Consolidated net income of Itaú in the first quarter of 2008 totaled R$ 2,043 million, with annualized return of 28.1% on average equity. Excluding the quarter's non-recurring effects of R$ 65 million, the recurring net income was of R$ 1,979 million, with annualized return of 27.2%. Consolidated stockholders' equity totaled R$ 29.3 billion, a 17.2% increase as compared to March 2007. Basel ratio was 16.6% at the end of March 2008.

2. The preferred shares of Itaú posted an appreciation of 9.9%, as compared to the quotation of March 31, 2007. The market value of Itaú at Stock Exchanges was R$ 93.9 billion at the end of March. We highlight in the quarter the repurchase of 24.6 million of its own shares by treasury.

3. Itaú paid or provided R$ 1.8 billion for its own taxes and contributions for the quarter. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 1.0 billion.

4. Itaú's consolidated assets increased 27.1% as compared to March 2007, totaling R$ 327.6 billion. The loan portfolio, including endorsements and sureties, grew 36.2% as compared to the same period of 2007, totaling R$ 137.7 billion. In Brazil, non-mandatory loans to individuals segment grew 38.0% in relation to March 2007, reaching R$ 57.9 billion, while the very small, small and middle-market company segment grew 49.9% as compared to March 2007, totaling R$ 25.2 billion.

5. Total free, raised and managed own assets increased 23.6% as compared to the same period in the previous year, totaling R$ 506.5 billion. Savings deposits increased 22.1%. Technical provisions for insurance, pension plan and capitalization reached R$ 25.1 billion, an increase of 24.9% as compared to March 2007.

6. Itaú employed 66,442 people at the end of March. With investments to expand the client service areas, particularly new businesses, the number of employees increased 6.4% as compared to the same period of 2007. The employees' fixed compensation plus charges and benefits totaled R$ 1.2 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 206 million. In addition, Itaú also invested R$ 16 million in education, training and development programs.

7. Itaú was elected the Best Managed Company in Latin America, in the banking and financial sector, for the 2nd consecutive year, by Euromoney Magazine, and considered the Best Retail Bank in Latin America in an analysis of the last twenty years by Latin Finance Magazine.

8. In the quarter, Itaú Holding invested R$ 23 million in social and cultural projects, of which we highlight the following: the adoption by the Ministry of Education of the "Escrevendo o Futuro" (Writing the Future) Program, which is now converted into the Brazilian Portuguese Language Olympiad, and the continuity of the "Programa Melhoria da Educação no Município" (Improvement in Municipal Schools), in the States of São Paulo and Goiás, and in the State of Piauí (Semi-Arid Region). Also noteworthy is the "Futuro do Presente" ("Future of Present") exhibition, visited by around 56,000 people, and the expansion of "Enciclopédia Itaú Cultural de Teatro" (Itaú Cultural Theater Encyclopedia) marked by an exclusive performance of the "Vestido de Noiva" (Wedding Dress) play, seen by over 3,000 people.

9. In the sustainability agenda, noteworthy is the launch of the "Prêmio Itaú de Finanças Sustentáveis (Itaú's Sustainable Finance Award), developed in partnership with Instituto Ethos and Sustainability, an English NGO (Non-governmental organization), and the 1st debate of the 2008 cycle of "Diálogos Itaú de Sustentabilidade" (Itaú's Dialogues on Sustainability) on the theme "Carbon Credit Market: scenarios, trends and challenges" in São Paulo. With the "Navega São Paulo Escolas - De Olho No Tietê" (Keeping an Eye on Tietê) program, Itaú Cultural implements environmental awareness and cultural inclusion programs involving the public in general and 8,000 teachers and students of state schools of the São Paulo metropolitan region.

10. At the A/ESM held on April 23, 2008, stockholders resolved to approve the issue 310.7 million common shares and 294.0 million preferred shares, which will be assigned to stockholders on a non-onerous basis, as a bonus, in the proportion of one new share to every four shares of the same type. Monthly dividends will remain at R$ 0.012 per share, so that the amounts monthly paid to stockholders will be

increased by 25%, after including the bonus shares in the shareholding position. 10.3 million common shares and 15.0 million preferred shares, all book-entry, issued by the Company and held in treasury were cancelled, without reduction in the capital stock.

11. To improve Itaú's conditions to successfully face future challenges on a sustainable basis, significant changes were implemented in the Bank's organization chart, with effects on decision-making processes and that will leave deep hallmarks in Itaú in the coming years. These changes will give rise to better conditions for the decision-making process, by giving to Itaú's leaders more opportunities to conduct the Bank's business. Concomitantly, the activities of Risk Control and Finance, Audit, Internal Controls and Compliance will be more clearly defined and strengthened. The Risk and Capital Management Committee and the Accounting Policies Committee were set up within this context, linked with the Board of Directors.

12. In April 2008, Banco Itaú announced an agreement for the acquisition of 100% of Unión Capital's shares, a private pension plan company which manages a pension fund in Uruguay. The fund has 162,000 clients and managed assets of approximately US$ 634 million, representing approximately 20% of the pension funds assets in Uruguay.

13. On April 30, 2008, Standard & Poor's, a rating agency, upgraded the domestic and foreign exchange long-term credit ratings of Banco Itaú and Banco Itaú BBA from BBB- to BBB, maintaining these Institutions at the highest level awarded to Brazilian banks.

São Paulo, May 5, 2008.

Olavo Egydio Setubal
Chairman of the Board of Directors

MANAGEMENT REPORT – 1ST QUARTER OF 2008

To our Stockholders:

We present the Management Report and the financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the first quarter of 2008, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Main Financial Indicators

	1st Q/08	1st Q/07	Change %
Income – R$ million (1)			
Gross income from financial operations	3,928	3,907	0.5
Income from services, insurance, pension plan and capitalization	5,015	4,478	12.0
Personnel, administrative and other operating expenses	3,546	3,162	12.1
Operating income	2,929	3,094	(5.4)
Consolidated recurring net income	1,979	1,902	4.0
Consolidated net income	2,043	1,902	7.5
Results per share - R$			
Consolidated recurring net income (2)	0.83	0.79	4.6
Consolidated net income (2)	0.86	0.79	8.0
Book value	12.31	10.41	18.3
Interest on capital/ Dividends (net)	0.26	0.24	8.3
Price per preferred share (PN) (3)	39.53	35.96	9.9
Market capitalization - R$ million (4)	93,944	86,277	8.9
Balance sheet - R$ million			
Total assets	327,624	257,850	27.1
Total loans (including endorsements and sureties)	137,691	101,071	36.2
Free, raised and managed own assets	506,517	409,740	23.6
Subordinated debt	12,371	9,525	29.9
Consolidated stockholders' equity	29,267	24,971	17.2
Referential equity (5)	37,885	33,162	14.2
Financial ratios (%)			
Annualized recurring return on average equity (6)	27.2%	31.3%	
Annualized return on average equity (6)	28.1%	31.3%	
Annualized return on average assets	2.6%	3.3%	
Efficiency ratio (7)	43.3%	44.1%	
Solvency ratio (Basel ratio) (8)	16.6%	16.5%	
Fixed assets ratio (8)	13.7%	16.9%	

(1) The adequate examination of income and expenses is presented with more details in the Management Discussion & Analysis Report, in which the non-recurring items are broken down and the exchange variations of investments abroad are shown under headings, as well as the tax effect of these investments' hedge.

(2) Calculated based on the weighted average of the number of outstanding shares.

(3) Based on the average quotation on the last day of the period.

(4) Calculated based on the average quotation of preferred shares on the last day of the period.

(5) Capital basis, calculated according to BACEN Resolution No. 2,837, dated May 30, 2001, based on the economic and financial consolidation.

(6) Represents the ratio between net income for the period and average equity ((Mar+ Dec)/2)(12/3).*

(7) Calculated based on international criteria defined in the Management's Discussion & Analysis Report.

(8) Position at March 31.

Economic Highlights

Consolidated net income for the first quarter totaled R$ 2,043 million, with annualized return of 28.1% on average equity. Excluding the quarter's non-recurring effects of R$ 65 million, the recurring net income was of R$ 1,979 million, with annualized return of 27.2%. Itaú Holding paid or provided for its own taxes and contributions for the period in the amount of R$ 1,788 million. In addition, it withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 998 million.

Stockholders' equity totaled R$ 29,267 million at the end of March 2008, an increase of 17.2% as compared to March 2007. Basel ratio was 16.6% at the end of March 2008.

Following its strategy towards organic growth, and taking advantage of the opportunities generated by the economic stability and increase in the population's income, Itaú Holding has strongly increased its service network. In the quarter, it opened 18 branches and service centers in companies. By the end of the year, it expects to have more than one hundred new branches.

Itaú Holding's consolidated assets totaled R$ 327,624 million, a 27.1% increase as compared to March 2007. The loan portfolio, including endorsements and sureties, grew 36.2%, totaling R$ 137,691 million at the end of the quarter. In Brazil, the increase in non-mandatory loans to individuals segment was 38.0% as compared to March 2007, reaching R$ 57,907 million, and in the very small, small and middle market company segment, the increase was 49.9% as compared to March 2007, totaling R$ 25,236 million. At March 31, 2008, the balance of the allowance for the loan portfolio corresponded to 6.5% (8.4% at March 31, 2007), which shows its good performance.

Total free, raised and managed own assets totaled R$ 506,517 million, an increase of 23.6% as compared to March 2007. Noteworthy is the increase of 22.1% in savings deposits, totaling R$ 28,388 million at the end of the quarter.

Itaú Holding's preferred and common shares rose 9.9% and 19.3%, respectively, as compared to the quotation of March 31, 2007. The market value of Itaú Holding at Stock Exchanges was R$ 93,944 million at the end of the quarter. We highlight in the quarter the repurchase of 24.6 million of its own shares by treasury.

Consumer credit operations, associated with the Taií brand, accounted for R$ 4,319 million of the loan portfolio, an increase of 33.3% as compared to the same period in 2007.

Itaú Holding maintained the leadership in the credit card market, having ended the quarter with over 15 million cards, accounting for billings of R$ 10.9 billion.

Insurance, pension plan and capitalization operations reached R$ 802 million in premiums earned. Technical provisions for insurance and pension plan totaled R$ 24,007 million. Provisions for capitalization totaled R$ 1,127 million at the end of March 2008. Funding from the sale of Pension Plans and VGBL reached R$ 1,551 million for the quarter, an increase of 30.6% as compared to the same period of 2007.

In the investment banking segment, Banco Itaú BBA participated in debenture and promissory note operations totaling R$ 1.6 billion and securitization operations totaling R$ 600 million. In the National Association of Investment Banks (ANBID) ranking, divulged based on operations up to March 2008, Banco Itaú BBA maintained the first position in the distribution of fixed-income and securitization operations, with market shares of 50% and 45%, respectively. In capital markets, Banco Itaú BBA was the coordinator and bookrunner of subsequent public offerings in the amount of R$ 1.2 billion. In the corporate banking segment, Banco Itaú BBA's loan operations, including endorsements and sureties, increased 6.5% for the quarter. Derivative operations increased 13% as compared to the average volume in the previous quarter.

Subsequent Events

. Resolutions of the A/ESM of April 23, 2008

At the A/ESM held on April 23, 2008, stockholders resolved, among other issues, to approve the issue of 310.7 million common shares and 294.0 million preferred shares, which will be assigned to stockholders on a non-onerous basis as a bonus, in the proportion of one new share to every four shares of the same type. Monthly dividends will remain at R$ 0.012 per share, so that the amounts monthly paid to stockholders will be increased by 25%, after including the bonus shares in the shareholding position. 10.3 million common shares and 15.0 million preferred shares, all book-entry, issued by the Company itself and held in treasury were cancelled, with no reduction in the capital stock.

It was also decided to not reelect to their positions the following members: Maria de Lourdes Egydio Villela, which requested the non-renovation of her position and Geraldo José Carbone, which will assume executive functions at Banco Itaú. In addition, Ricardo Villela Marino was elected member of the Board of Directors of Itaú Holding.

. Restructuring

To improve Itaú's conditions to successfully face future challenges on a sustainable basis, significant changes were implemented in the Bank's organization chart, with effects on decision-making processes and that will leave deep hallmarks in Itaú in the coming years.

These changes will give rise to better conditions for the decision-making process, by giving to Itaú's leaders more opportunities to conduct the Bank's business.

Concomitantly, the activities of Risk Control and Finance, Audit, Internal Controls and Compliance will be more clearly defined and strengthened, thus providing a management model with autonomy for the development of businesses. The Risk and Capital Management Committee and the Accounting Policies Committee were set up within this context, lined with the Board of Directors.

The restructuring was determined based on the vision that it is important to strengthen the Bank to continue its development in the coming years and it will be fully implemented alongside Itaú's culture and ethical and social values.

. Acquisition of Unión Capital

In April 2008, Banco Itaú announced an agreement for the acquisition of 100% of Unión Capital's shares, a private pension plan company which manages a pension fund in Uruguay. The fund has 162,000 clients and managed assets of approximately US$ 634 million, representing approximately 20% of the pension funds assets in Uruguay. This transaction is pending approval by the related regulatory bodies.

. Standard & Poor's Rating Upgrade

On April 30, 2008, Standard & Poor's, a rating agency, upgraded the domestic and foreign exchange long-term credit ratings of Banco Itaú and Banco Itaú BBA from BBB- to BBB, maintaining these Institutions at the highest level awarded to Brazilian banks.

People

At the end of March, Itaú employed 66,442 people. With investments to expand the client service areas, particularly new businesses, the number of employees increased 6.4% as compared to the same period of 2007. The employees' fixed compensation plus charges and benefits totaled R$ 1,202 million for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 206 million. In addition, Itaú also invested R$ 16 million in education, training and development programs.

Corporate Responsibility

Itaú Holding invested R$ 23 million in social and cultural projects for the period.

In March Banco Itaú launched the Prêmio Itaú de Finanças Sustentáveis (Itaú's Sustainable Finance Award). Developed in partnership with Instituto Ethos and Sustainability, an English NGO (non-governmental organization), it aims at stimulating the production of papers and news reports on Sustainable Finance. The award is granted to journalists, students and teachers who have published works on this theme.

With the purpose of stimulating discussions on the accurate application of carbon credits, Banco Itaú and Banco Itaú BBA held in March the 1st debate of the 2008 cycle of Diálogos Itaú de Sustentabilidade (Itaú's Dialogue on Sustainability) on the theme "Carbon Credit Market: scenarios, trends and challenges" in São Paulo with the participation of approximately 150 people.

As result of the partnership with the Abril Group, the Victor Civita Square project will transform a degraded area into a complex for public use by way of actions aiming at contributing to the environmental education. The square will house the first "Open Sustainability Museum" in Brazil.

With the "Navega São Paulo Escolas - De Olho No Tietê" (Keeping an Eye on Tietê) program, Itaú Cultural implements environmental awareness and cultural inclusion programs involving the public in general and 8,000 teachers and students of state schools of the São Paulo metropolitan region, through synergy with the program of the Navega São Paulo NGO, which supports the State of São Paulo Education Department in the "De Olho No Tietê" project.

Social Investment

Noteworthy is the adoption by the Ministry of Education of the "Escrevendo o Futuro" (Writing the Future) Program, which is now converted into the Brazilian Portuguese Language Olympiad, developed by Fundação Itaú Social, with the technical coordination of Cenpec - the Research Center on Education, Culture and

Community Action. It is open for the participation of all public elementary and high schools in Brazil, having received the application from 21,286 schools and 41,576 teachers (until April 7). The continuity of the "Programa Melhoria da Educação no Município" (Improvement in Municipal Schools), in the States of São Paulo and Goiás, and in the State of Piauí (Semi-Arid Region), covering 66 cities, should also be highlighted.

At Itaú Cultural, the "Futuro do Presente" ("Future of Present") exhibition, ended on February 10, received approximately 56,000 visitors. The expansion of "Enciclopédia Itaú Cultural de Teatro" (Itaú Cultural Theater Encyclopedia) was marked by the exclusive performance of the "Vestido de Noiva" (Wedding Dress) play by the "Os Satyros" theater group, seen by over 3,000 people. The Itaú Cultural Observatory has expanded its content by mapping the academic institutions that address cultural management and policies. The São Paulo Museum of Art (MASP) has opened the exhibition "Estratégias para Entrar e Sair da Modernidade" (Strategies to Get In and Out of Modernity) marking the launch of the book "Itaú Moderno – Arte no Brasil 1911-1980" (Itaú Modern - Art in Brazil 1911-1980). About Visual Arts and Education of the "Rumos" (Directions) Itaú Cultural 2008-2009 program, their related calls for participation were released. Seven editions of this program's other areas are ongoing: Cybernetic Art, Music, Movies, Video and Dance, which results are being disclosed; and Cultural Journalism, Literature and Research on Cultural Management, whose winners are being qualified. Lectures of "Rumos Artes Visuais" (Visual Arts Directions) were given in Belém (PA), Manaus (AM), Rio Branco (AC), Boa Vista (RR), Brasília (DF) and Cuiabá (MT). The Subtle Violence exhibition was opened at the Montevideo Museum of Visual Arts, in Uruguay. TV programs started to be broadcasted in Angola and Japan and in 28 domestic channels. Up to the closing of this report, the "Quase Líquido" (Almost Liquid) and "H2Olhos" (H2Optic) exhibitions were visited by 20,000 people.

Awards

Among the awards received in the quarter, we highlight the following:

- Private Banking Survey 2008 – 2nd best Private Bank in Latin America and 15th best Bank in the global ranking; ranked 1st in the following categories: offshore, real state investment, fixed income portfolio management and net-worth services for super affluent clients – Euromoney Magazine;
- Ranking 500 largest institutions in the global financial sector - 53rd position in the general ranking - The Banker/Brand Finance Magazine;
- Gazeta Investe Ranking – Best Manager of Short-term Funds and Best Manager of Fixed-income Funds - Itaú Personnalité - Gazeta Mercantil;
- Best Managed Company in Latin America – Banking and Financial Sector – for the 2nd time in a row – Euromoney Magazine; and
- Best Retail Bank in Latin America in the analysis of the last 20 years - Latin Finance Magazine.

Independent Auditors – CVM Instruction No. 381

. Procedures adopted by the Company

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to March 2008, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

- February 28, 2008 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil; and
- March 28, 2008 - Engagement letter for the provision of services – Agreement for the provision of consulting services related to labor taxes and international risk assessment – London Branch - Banco Itaú Europa.

. Summary of the Independent Auditors' justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services does not affect the independence or the objectivity of the external audit of Itaú Holding, parent and its subsidiary/affiliated companies. The policy

adopted for providing non-audit related services to Itaú Holding is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular Letter No. 3,068/01 of BACEN

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,369 million, corresponding to only 1.9% of total securities held.

Acknowledgements

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

(Approved at the Board of Directors' Meeting of May 5, 2008).

The complete financial statements and the Management's Discussion & Analysis Report of Itaú Holding, which present further details on the results for the half, are available on the Itaú Holding website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO SETUBAL
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
GERALDO JOSÉ CARBONE
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (*)
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

(*) Investor Relations Officer

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LÍCIO MEIRELES FERREIRA
LUIZ EDUARDO CAMPELLO

NOMINATION AND COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALCIDES LOPES TÁPIAS
GUSTAVO JORGE LABOISSIERE LOYOLA
TEREZA CRISTINA GROSSI TOGNI

DISCLOSURE AND TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
MARCOS DE ANDRADE REIS VILLELA

<u>Accountant</u>
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

BANCO ITAÚ S.A.

Chief Executive Officer and General Manager
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO JACINTO MATIAS
HENRI PENCHAS

Executive Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
JOÃO JACÓ HAZARABEDIAN
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MARCIO ANTÔNIO TEIXEIRA LINARES
MARIA ELIZABETE VILAÇA LOPES AMARO
MÁXIMO HERNÁNDEZ GONZÁLEZ
NATALÍSIO DE ALMEIDA JÚNIOR
PAULO ROBERTO SOARES
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ALMIR VIGNOTO
ANDRÉ DE MOURA MADARÁS
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
AURÉLIO JOSÉ DA SILVA PORTELLA
CARLOS EDUARDO MONICO
CELSON LUIZ HUPFER
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
FERNANDO MARSELLA CHACON RUIZ
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JEAN MARTIN SIGRIST JÚNIOR
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JÚLIO ABEL DE LIMA TABUAÇO
LINDA AGARINAKAMURA
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MARCOS AURÉLIO REITANO
MARCOS ROBERTO CARNIELLI
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OLIVIO MORI JÚNIOR
OSMAR MARCHINI
OSVALDO JOSÉ DAL FABBRO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
PAULO EIKIEVICIUS CORCHAKI
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
VALMA AVERSA PRIOLI

BANCO ITAÚ BBA S.A

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Executive Managing Vice-Presidents

ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Director - Commercial
ALBERTO FERNANDES

Executive Directors
ALEXANDRE JADALLAH AOUDE (*)
ANDRÉ LUIS TEIXEIRA RODRIGUES (**)
PAOLO SERGIO PELLEGRINI (**)

Directors
ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
EMERSON SAVI JUNQUEIRA
FÁBIO DE SOUZA QUEIROZ FERRAZ
FABIO MELE DALL'ACQUA (*)
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE (*)
JOSÉ AUGUSTO DURAND (*)
JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUÍS ALBERTO PIMENTA GARCIA
MARCELO MAZIERO
MARCELO NAIGEBORIN
MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
MARIO LUIZ AMABILE
MILTON MALUHY FILHO
ODAIR DIAS DA SILVA JUNIOR
PAULO DE PAULA ABREU
PAULO ROMAGNOLI
PEDRO REZENDE MARINHO NUNES (*)
RODRIGO PASTOR FACEIRO LIMA (*)

(*) Elected at Board of Directors' Meeting of 03/25/08 – awaiting BACEN's approval
(**) Promoted at Board of Directors' Meeting of 03/26/08 – awaiting BACEN's approval

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JÚNIOR

Executive Directors
CLÁUDIO CESAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

Managing Directors
ASTÉRIO SAMPAIO MIRANDA
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
MARCO ANTONIO ANTUNES

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DAIBERT
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
MAURÍCIO FERREIRA AGUDO ROMÃO
RODOLFO HENRIQUE FISCHER

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	03/31/2008	03/31/2007
CURRENT ASSETS	**252,898,408**	**203,782,866**
CASH AND CASH EQUIVALENTS	**5,194,078**	**4,508,633**
INTERBANK INVESTMENTS (Notes 4a and 5)	**54,573,417**	**40,091,749**
Money market	41,780,983	29,517,773
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	579,960	261,799
Interbank deposits	12,212,474	10,312,177
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c e 6)	**62,213,288**	**52,573,036**
Own portfolio	22,196,864	20,103,200
Subject to repurchase commitments	5,571,986	6,084,437
Pledged in guarantee	6,722,322	3,405,397
Deposited with the Central Bank	1,533,499	1,987,633
Securities subject to unrestricted repurchase agreements	8,162	-
Derivative financial instruments	3,218,946	2,887,596
Assets Guaranteeing Technical Provisions - PGBL/VGBL fund quotas (Note 10b)	19,854,053	15,382,898
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	3,107,457	2,741,875
INTERBANK ACCOUNTS	**20,161,650**	**16,707,512**
Pending settlement	3,135,858	1,962,104
Central Bank Deposits	16,957,856	14,707,032
National Housing System (SFH)	30,041	30,207
Correspondents	7,421	8,169
Interbank onlendings	30,474	-
INTERBRANCH ACCOUNTS	**8,407**	**27,195**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**76,389,427**	**55,299,041**
Operations with Credit Granting Characteristics (Note 4d)	81,147,054	59,842,270
(Allowance for loan losses) (Note 4e)	(4,757,627)	(4,543,229)
OTHER RECEIVABLES	**31,978,813**	**33,223,314**
Foreign exchange portfolio (Note 8)	22,165,265	23,157,002
Income receivable	902,498	837,773
Insurance premiums receivable (Note 10b)	789,155	746,504
Negotiation and intermediation of securities	1,016,562	2,008,388
Sundry (Note 12a)	7,103,333	6,473,647
OTHER ASSETS (Note 4f)	**2,379,326**	**1,352,386**
Other assets	346,566	387,994
(Valuation allowance)	(54,517)	(65,485)
Prepaid expenses (Note 12b)	2,087,277	1,029,877
LONG-TERM RECEIVABLES	**70,857,372**	**50,279,236**
INTERBANK INVESTMENTS (Notes 4a and 5)	**1,807,580**	**1,679,020**
Money market	543,249	326,595
Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	589,921	544,095
Interbank deposits	674,410	808,330
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**10,191,138**	**10,086,241**
Own portfolio	6,134,405	7,042,881
Subject to repurchase commitments	612,029	875,020
Pledged in guarantees	1,603,928	294,871
Deposited with the Central Bank	27,375	22,582
Derivative financial instruments	1,256,310	1,027,126
Assets Guaranteeing Technical Provisions - Other securities (Note 10b)	567,091	823,761
INTERBANK ACCOUNTS - National Housing System (SFH)	**396,041**	**362,125**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**41,123,627**	**28,267,151**
Operations with Credit Granting Characteristics (Note 4d)	44,513,079	31,337,839
(Allowance for loan losses) (Note 4e)	(3,389,452)	(3,070,688)
OTHER RECEIVABLES	**14,794,533**	**9,191,963**
Foreign exchange portfolio (Note 8)	3,654,159	-
Sundry (Note 12a)	11,140,374	9,191,963
OTHER ASSETS - Prepaid expenses (Notes 4f and 12b)	**2,544,453**	**692,736**
PERMANENT ASSETS	**3,868,617**	**3,787,749**
INVESTMENTS (Notes 4g and 14a II)	**1,253,266**	**1,134,824**
Investments in affiliated companies	995,973	864,773
Other investments	338,510	357,376
(Allowance for loan losses)	(81,217)	(87,325)
FIXED ASSETS (Notes 4h and 14b)	**1,843,590**	**2,127,205**
Real estate in use	2,277,054	2,532,147
Other fixed assets	3,608,192	3,630,549
(Accumulated depreciation)	(4,041,656)	(4,035,491)
OPERATING LEASE ASSETS (Note 4i)	**11,518**	**14,429**
Leased assets	18,553	18,553
(Accumulated depreciation)	(7,035)	(4,124)
DEFERRED CHARGES (Notes 4j and 14b)	**760,243**	**511,291**
Organization and expansion expenses	1,136,531	920,133
(Accumulated amortization)	(376,288)	(408,842)
TOTAL ASSETS	**327,624,395**	**257,849,851**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	31/03/2008	03/31/2007
CURRENT LIABILITIES	**188,818,688**	**157,093,066**
DEPOSITS (Notes 4a and 9b)	**68,172,132**	**58,264,039**
Demand deposits	18,573,286	16,859,101
Savings deposits	28,388,265	23,241,600
Interbank deposits	1,462,027	2,287,496
Time deposits	18,475,024	14,765,052
Other deposits	1,273,530	1,110,790
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**54,581,094**	**37,017,143**
Own portfolio	25,408,585	19,518,448
Third-party portfolio	29,172,509	14,098,158
Free portfolio	-	3,400,537
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**1,706,124**	**4,266,948**
Real estate notes	253,022	200,249
Mortgage notes	35,251	170,312
Debentures	217,380	2,952,459
Foreign borrowings through securities	1,200,471	943,928
INTERBANK ACCOUNTS	**4,384,071**	**2,619,551**
Pending settlements	3,044,315	1,917,858
Correspondents	1,339,756	701,693
INTERBRANCH ACCOUNTS	**1,987,590**	**1,648,478**
Third-party funds in transit	1,983,421	1,644,613
Internal transfer of funds	4,169	3,865
BORROWINGS AND ONLENDING (Notes 4a and 9e)	**11,802,625**	**6,718,089**
Borrowings	8,976,617	5,209,715
Onlendings	2,826,008	1,508,374
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**2,731,039**	**2,552,459**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**1,667,717**	**2,880,333**
OTHER LIABILITIES	**41,786,296**	**41,126,026**
Collection and payment of taxes and contributions	2,660,985	2,203,355
Foreign exchange portfolio (Note 8)	22,414,826	23,473,537
Social and statutory (Note 15b II)	1,043,293	873,342
Tax and social security contributions (Note 13c)	1,929,614	1,360,448
Negotiation and intermediation of securities	1,745,109	2,370,021
Credit card operations (Note 4d)	7,150,738	6,022,236
Securitization of foreign payment orders (Note 9f)	206,039	157,384
Subordinated debt (Note 9g)	636,343	1,353,952
Sundry (Note 12c)	3,999,349	3,311,751
LONG-TERM LIABILITIES	**107,246,856**	**74,402,123**
DEPOSITS (Notes 4a and 9b)	**10,272,757**	**6,202,269**
Interbank deposits	113,606	19,382
Time deposits	10,159,151	6,182,887
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - (Notes 4a and 9c)	**31,110,455**	**22,756,907**
Own portfolio	31,006,647	22,756,907
Free Portfolio	103,808	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**5,471,347**	**3,564,000**
Mortgage notes	984,920	594,557
Debentures	2,132,647	-
Foreign borrowings through securities	2,353,780	2,969,443
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**7,159,381**	**5,501,863**
Borrowings	2,909,289	1,662,364
Onlendings	4,250,092	3,839,499
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**1,594,819**	**779,810**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**23,465,620**	**17,250,335**
OTHER LIABILITIES	**28,172,477**	**18,346,939**
Foreign exchange portfolio (Note 8)	3,551,349	-
Tax and social security contributions (Note 13c)	9,294,435	6,631,559
Securitization of foreign payment orders (Note 9f)	820,111	1,198,894
Subordinated debt (Note 9g)	11,734,782	8,171,196
Sundry (Note 12c)	2,771,800	2,345,290
DEFERRED INCOME (Note 4n)	**74,048**	**77,855**
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	**2,218,259**	**1,306,103**
STOCKHOLDERS' EQUITY (Note 15)	**29,266,544**	**24,970,704**
Capital	14,254,213	14,254,213
Capital reserves	1,290,147	1,290,059
Revenue reserves	15,806,640	10,250,202
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)	(11,515)	188,493
(Treasury shares)	(2,072,941)	(1,012,263)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**327,624,395**	**257,849,851**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to 03/31/2008	01/01 to 03/31/2007
INCOME FROM FINANCIAL OPERATIONS	**12,352,472**	**7,481,118**
Loan, lease and other credit operations	7,310,111	5,025,393
Securities and derivative financial instruments	3,816,143	1,639,756
Insurance, pension plan and capitalization (Note 10c)	578,630	537,815
Foreign exchange operations	394,240	52,044
Compulsory deposits	253,348	226,110
EXPENSES ON FINANCIAL OPERATIONS	**(6,825,894)**	**(2,311,710)**
Money market	(5,746,373)	(1,853,703)
Technical provisions for pension plan and capitalization (Note 10c)	(416,874)	(434,087)
Borrowings and onlendings	(662,647)	(23,920)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**5,526,578**	**5,169,408**
RESULT OF LOAN LOSSES (Note 7d I)	**(1,598,435)**	**(1,262,048)**
Expense for allowance for loan losses	(1,845,151)	(1,500,188)
Income from recovery of credits written off as loss	246,716	238,140
GROSS INCOME FROM FINANCIAL OPERATIONS	**3,928,143**	**3,907,360**
OTHER OPERATING REVENUES (EXPENSES)	**(999,574)**	**(812,932)**
Banking service fees (Note 12 d)	2,502,818	2,420,454
Asset management	482,341	482,419
Current account services	336,148	404,793
Credit cards	601,371	576,104
Sureties and credits granted	616,443	497,780
Receipt services	243,688	222,274
Other	222,827	237,084
Result from insurance, pension plan and capitalization operations (Note 10c)	318,493	312,717
Personnel expenses (Note 12e)	(1,454,809)	(1,251,667)
Other administrative expenses (Note 12f)	(1,563,097)	(1,531,245)
Tax expenses (Notes 4m and 13a II)	(517,349)	(608,495)
Equity in earnings of affiliates (Note 14a III)	87,232	32,431
Other operating revenues (Note 12g)	154,904	191,763
Other operating expenses (Note 12h)	(527,766)	(378,890)
OPERATING INCOME	**2,928,569**	**3,094,428**
NON-OPERATING INCOME (Note 12i)	**179,585**	**24,743**
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING	**3,108,154**	**3,119,171**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	**(762,875)**	**(1,064,717)**
Due on operations for the period	(732,731)	(1,055,605)
Related to temporary differences	(30,144)	(9,112)
PROFIT SHARING	**(214,837)**	**(145,457)**
Employees – Law No. 10,101 of 12/19/2000	(170,047)	(118,144)
Officers - Statutory - Law No. 6,404 of 12/15/1976	(44,790)	(27,313)
MINORITY INTEREST IN SUBSIDIARIES (Note 21g)	**(86,959)**	**(7,341)**
NET INCOME	**2,043,483**	**1,901,656**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES (Note 15a)	**2,387,008,374**	**2,399,381,014**
NET INCOME PER SHARE – R$	**0.86**	**0.79**
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 03/31)	**12.31**	**10.41**
EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 21h)	**(64,864)**	**-**
NET INCOME WITHOUT THE NONRECURRING EFFECTS	**1,978,619**	**1,901,656**
NET INCOME PER SHARE - R$	**0.83**	**0.79**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of reais)

	01/01 to 03/31/2008	01/01 to 03/31/2007
A – FINANCIAL RESOURCES WERE PROVIDED BY	**37,339,252**	**48,313,579**
ADJUSTED NET INCOME	**2,087,092**	**2,033,990**
Net income	2,043,483	1,901,656
Adjustments to net income:	43,609	132,334
Depreciation and amortization	138,530	167,002
Equity in earnings of affiliates	(87,232)	(32,431)
Other	(7,689)	(2,237)
STOCKHOLDERS' RESOURCES – Granting of stock options	42,990	72,330
THIRD-PARTIES' RESOURCES ARISING FROM:	35,053,004	46,200,499
- Increase in liabilities:	34,591,181	45,224,832
Deposits	-	3,293,434
Deposits received under securities repurchase agreements	20,958,431	20,429,342
Funds from acceptances and issuance of securities	-	289,558
Interbank and interbranch accounts	1,676,916	573,738
Borrowing and onlending	2,161,839	1,702,886
Derivative financial instruments	468,554	1,086,002
Technical provisions for insurance, pension plan and capitalization	1,301,238	1,094,217
Foreign exchange portfolio	7,048,607	10,349,933
Subordinated debt	975,596	4,958,758
Other liabilities	-	1,446,964
- Decrease in assets: Interbank investments	404,250	-
- Changes in deferred income	539	(3,297)
- Disposal of assets and investments:	50,252	15,497
Assets not for own use	20,940	6,314
Fixed assets	28,225	8,871
Investments	1,087	312
- Elimination of investments included in consolidation for the period	-	963,467
- Dividends received from affiliates	6,782	-
NET CHANGES IN MINORITY INTEREST	156,166	6,760
B – FINANCIAL RESOURCES WERE USED FOR	**36,433,053**	**47,196,313**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	702,185	584,591
PURCHASE OF TREASURY SHARES	1,009,938	8,108
INVESTMENTS IN:	90,575	243,838
- Assets not for own use	9,771	11,443
- Fixed assets	72,182	191,430
- Investments	8,622	40,965
DEFERRED CHARGES	69,469	65,992
INCREASE IN ASSETS:	29,463,063	46,293,784
- Interbank investments	-	10,361,847
- Securities and derivative financial instruments	11,100,485	16,395,837
- Loan, lease and other credit operations	9,890,740	6,848,460
- Foreign exchange portfolio	7,049,610	10,284,987
- Other receivables	1,103,497	2,059,374
- Other assets	318,731	343,279
DECREASE IN LIABILITIES:	5,097,823	-
- Deposits	3,147,288	-
- Funds from acceptances and issuance of securities	1,193,637	-
- Other liabilities	756,898	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**906,199**	**1,117,266**

CHANGES IN FINANCIAL POSITION:

Cash and cash equivalents:		
- At the beginning of the period	4,287,879	3,391,367
- At the end of the period	5,194,078	4,508,633
- Increase (decrease)	906,199	1,117,266

BANCO ITAÚ HOLDING FINANCEIRA S.A.

Balance Sheet

(In thousands of reais)

ASSETS	03/31/2008	03/31/2007
CURRENT ASSETS	940,723	810,439
CASH AND CASH EQUIVALENTS	74	5,334
INTERBANK INVESTMENTS - Money market (Notes 4a and 5)	149,023	139,925
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	35,057	22,618
Derivative financial instruments	35,057	22,618
OTHER RECEIVABLES	755,472	640,690
Income receivable (Note 14a I)	620,379	430,259
Sundry (Note 12a)	135,093	210,431
OTHER ASSETS – Prepaid expenses (Note 4f)	1,097	1,872
LONG-TERM RECEIVABLES	354,479	1,137,007
INTERBANK INVESTMENTS – Interbank deposits (Notes 4a and 5)	283,918	832,633
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	22,524	19,759
Own portfolio	22,524	18,861
Pledged in guarantee	-	898
OTHER RECEIVABLES – Sundry (Note 12a)	48,037	284,615
PERMANENT ASSETS	33,262,257	27,002,091
INVESTMENTS - Investments in subsidiaries (Notes 4g and 14 a I)	33,261,820	27,001,620
FIXED ASSETS AND DEFERRED CHARGES (Note 4h and 4j)	437	471
TOTAL ASSETS	34,557,459	28,949,537

LIABILITIES		
CURRENT LIABILITIES	746,152	683,428
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	52	65,989
OTHER LIABILITIES	746,100	617,439
Social and statutory (Note 15b II)	696,129	565,598
Tax and social security contributions (Note 13c)	1,339	22,984
Sundry (Note 12c)	48,632	28,857
LONG-TERM LIABILITIES	1,918,738	71,572
INTERBANK DEPOSITS (Notes 4a and 9b)	1,756,744	-
IDERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	818	22
OTHER LIABILITIES	161,176	71,550
Tax and social security contributions (Note 13c)	159,860	70,240
Sundry (Note 12c)	1,316	1,310
STOCKHOLDERS' EQUITY (Note 15)	31,892,569	28,194,537
Capital	14,254,213	14,254,213
Capital reserves	1,290,147	1,290,059
Revenue reserves	18,432,665	13,474,035
Adjustment to market value - securities and derivative financial instruments (Notes 4b, 4c and 6d)	(11,515)	188,493
(Treasury shares)	(2,072,941)	(1,012,263)
TOTAL LIABILITIES	34,557,459	28,949,537

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of income
(In thousands of Reais)

	01/01 to 03/31/2008	03/31 to 03/31/2007
INCOME FROM FINANCIAL OPERATIONS	19,311	47,862
Securities and derivative financial instruments	19,311	47,862
EXPENSES ON FINANCIAL OPERATIONS	(14,041)	-
Money market	(14,041)	-
GROSS INCOME FROM FINANCIAL OPERATIONS	5,270	47,862
OTHER OPERATING INCOME (EXPENSES)	1,812,442	1,769,164
Personnel expenses	(7,024)	(4,992)
Other administrative expenses	(6,952)	(15,127)
Tax expenses (Note 13a II)	(5,813)	(18,205)
Equity in earnings of subsidiaries (Note 14a I)	1,844,450	1,818,932
Other operating revenues (expenses)	(12,219)	(11,444)
OPERATING INCOME	1,817,712	1,817,026
NON-OPERATING INCOME	113	1,478
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	1,817,825	1,818,504
INCOME TAX AND SOCIAL CONTRIBUTION	89,753	(62,843)
Due on operations for the period	(12,773)	(17,578)
Related to temporary differences	102,526	(45,265)
PROFIT SHARING	(1,350)	(1,281)
Employees - Law No. 10,101 of 12/19/2000	(571)	(424)
Officers - Statutory - Law No. 6,404 of 12/15/1976	(779)	(857)
NET INCOME	1,906,228	1,754,380
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	2,387,008,374	2,399,381,014
NET INCOME PER SHARE - R$	0.80	0.73
BOOK VALUE PER SHARE - R$	13.42	11.75

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to market value – securities and derivative financial	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2007	14,254,213	1,290,005	12,350,694	163,600	-	(1,122,933)	26,935,579
Restatement of equity securities	-	54	-	-	-	-	54
Treasury shares	-	-	(46,448)	-	-	110,670	64,222
Purchase of treasury shares	-	-	-	-	-	(8,108)	(8,108)
Granting of stock options- exercised options	-	-	(46,448)	-	-	118,778	72,330
Change in adjustment to market value	-	-	-	24,893	-	-	24,893
Complementary interest on capital paid on 03/08/2007 - Fiscal year 2006	-	-	(5,174)	-	-	-	(5,174)
Net income	-	-	-	-	1,754,380	-	1,754,380
Appropriations:							
Legal reserve	-	-	87,719	-	(87,719)	-	-
Statutory reserves	-	-	1,087,244	-	(1,087,244)	-	-
Dividends and interest on capital	-	-	-	-	(579,417)	-	(579,417)
BALANCES AT 03/31/2007	14,254,213	1,290,059	13,474,035	188,493	-	(1,012,263)	28,194,537
CHANGES IN THE PERIOD	-	54	1,123,341	24,893	-	110,670	1,258,958
BALANCES AT 01/01/2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Restatement of equity securities	-	88	-	-	-	-	88
Treasury shares	-	-	(66,401)	-	-	(900,547)	(966,948)
Purchase of treasury shares	-	-	-	-	-	(1,009,938)	(1,009,938)
Granting of stock options- exercised options	-	-	(66,401)	-	-	109,391	42,990
Change in adjustment to market value	-	-	-	(76,982)	-	-	(76,982)
Reversal of interest on capital and dividends paid on 03/03/2008 - Fiscal year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	1,906,228	-	1,906,228
Appropriations:							
Legal reserve	-	-	95,311	-	(95,311)	-	-
Statutory reserves	-	-	1,104,895	-	(1,104,895)	-	-
Dividends and interest on capital	-	-	-	-	(706,022)	-	(706,022)
BALANCES AT 03/31/2008	14,254,213	1,290,147	18,432,665	(11,515)	-	(2,072,941)	31,892,569
CHANGES IN THE PERIOD	-	88	1,137,642	(76,982)	-	(900,547)	160,201

BANCO ITAÚ HOLDING FINANCEIRA S. A.
Statement of Changes in Financial Position
(In thousands of reais)

	01/01 to 03/31/2008	01/01 to 03/31/2007
A – FINANCIAL RESOURCES WERE PROVIDED BY	**3,347,519**	**1,955,272**
Adjusted net income (loss)	**74,679**	**(51,657)**
Net income	1,906,228	1,754,380
- Adjustments to net income	(1,831,549)	(1,806,037)
Equity in earnings of subsidiaries	(1,844,450)	(1,818,932)
Amortization of goodwill	12,853	12,853
Other	48	42
STOCKHOLDERS' RESOURCES – Granting of stock options – exercised options	42,990	72,330
THIRD-PARTY'S RESOURCES ARISING FROM	3,229,850	1,934,599
- Increase in liabilities	1,757,013	12,076
Deposits	1,756,744	-
Derivative financial instruments	269	12,076
- Decrease in assets	1,380,559	223,396
Interbank investments	423,206	-
Other receivables and other assets	957,353	223,396
- Disposal of investments	-	16
- Fixed assets/ deferred charges	20	-
- Interest on capital and dividends received from subsidiaries	92,258	1,699,111
B – FINANCIAL RESOURCES WERE USED FOR	**3,347,579**	**1,950,048**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	702,185	584,591
PURCHASE OF TREASURY SHARES	1,009,938	8,108
INVESTMENTS IN:	222,534	149
Investments - investments in subsidiaries	222,500	-
Fixed assets/ deferred charges	34	149
INCREASE IN ASSETS	5,010	241,466
- Interbank investments	-	220,803
- Securities and derivative financial instruments	5,010	20,663
DECREASE IN LIABILITIES – Other liabilities	1,407,912	1,115,734
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**(60)**	**5,224**
CHANGES IN FINANCIAL POSITION:		
Cash and cash equivalents:		
- At the beginning of the period	134	110
- At the end of the period	74	5,334
- Increase (decrease)	(60)	5,224

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading "Net income without the nonrecurring effects" is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called "Exclusion of the nonrecurring effects" (Note 21h).

As set forth in the sole paragraph of article 7 of BACEN Circular Letter No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented grouped together under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b) Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets

In ITAÚ HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BanKBoston (BKB) operations in Brazil, Chile and Uruguay, of BanKBoston International (BBI) and BanKBoston Trust Company Limited (BBT), from the partnership to set up Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or upon realization of investments.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation country	Interest %	
			03/31/2008	03/31/2007
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda.		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú BBA S.A.		Brazil	95.75	95.75
Banco Itaú Buen Ayre S.A.		Argentina	99.96	99.99
Banco Itaú Cartões S.A.	(1)	Brazil	-	99.99
Banco Itaú Chile S.A.		Chile	99.99	100.00
Banco Itaú Europa Luxembourg S.A.	(2)	Luxembourg	19.52	19.52
Banco Itaú Europa, S.A.	(2)	Portugal	19.53	19.53
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.	(3)	Brazil	99.99	99.99
BIU Participações S.A.	(4)(5)	Brazil	41.66	-
Cia. Itaú de Capitalização		Brazil	99.99	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(6)	Brazil	50.00	50.00
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(7)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A.	(6)	Brazil	50.00	50.00
ItauBank Leasing S.A. Arrendamento Mercantil		Brazil	99.99	99.99
Itaúsa Export S.A.	(2)	Brazil	22.23	22.23
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A.	(4)	Brazil	23.21	31.94
Serasa S.A.		Brazil	-	32.54

(1) Company spun off on July 31, 2007 into Banco Itaucard S.A. and Banco Itaú S.A.

(2) Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa – Investimentos Itaú S.A. (ITAÚSA);

(3) New company's name of Cia. Itauleasing de Arrendamento Mercantil, approved by BACEN on 09/12/2007;

(4) Companies with shared control included proportionally in consolidation.

(5) Company incorporated on June 27, 2007, the capital of which was paid-in with the transfer of shares of Serasa S.A. represented by the remaining interest of 10.29%.

(6) Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING.

(7) It does not include Redeemable Preferred Shares (Note 9g).

NOTE 3 – BASEL AND FIXED ASSET RATIOS

The main indicators at March 31, 2008, according to present regulation, are as follows:

	Financial system Consolidated (1)	Economic-financial consolidated (2)
Referential equity (3)	37,791,847	37,884,935
Basel ratio	17.3%	16.6%
Tier I	13.6%	13.1%
Tier II	3.7%	3.5%
Fixed assets ratio (4)	27.2%	13.7%
Excess capital in relation to fixed assets	8,631,601	13,739,455

(1) Consolidated financial statements including financial companies only.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.6%, based on economic-financial consolidated) to be adequate, taking into account the following:

a) It is much higher than the minimum required by the authorities (11.0%).

b) In view of the realizable values of assets (Note 17), the additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 19.0%.

CMN Resolution 3,490, of August 29, 2007, which will come into effect as from July 1, 2008, established new parameters for determining of the Required Referential Equity (PRE).

The procedures for calculation of the portion of PRE related to the exposure in gold, foreign currency and operations subject to exchange variation, were consolidated in BACEN Circular Letter No. 3,367, of September 12, 2007, which is already in effect.

The remaining portions of PRE, except for that related to operating risk, were established by Circular Letters Nos. 3,360, 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, which will be in force as from July 1, 2008, with effects estimated in the table below:

Simulation of Effects on Basel Ratio	Financial system Consolidated	Economic-financial consolidated
Ratio under the current criteria	17.3%	16.6%
Exposures based on risk factor:	-0.1%	0.2%
Retail loan operations reclassified to 75%	1.3%	1.2%
Loan commitments	-1.1%	-1.0%
Exposures related to investments in investment fund quotas	0.0%	0.4%
Other effects	-0.3%	-0.4%
Risk of operations subject to interest rate variation (*)	0.2%	0.2%
Risk of operations subject to commodity price variation	0.0%	0.0%
Risk of operations subject to stock price variation	0.0%	0.0%
Ratio under the criteria effective as from July 1, 2008	17.4%	17.0%

(*) For the requirement of capital in the risk of interest rate coupon, the multiplier factor published by BACEN for fixed rate risk was adopted.

For calculation of the ratios as of March 31, 2008, the Referential Equity was used, as follows:

	Financial system Consolidated	Economic-financial consolidated
ITAÚ HOLDING Stockholders' equity (Consolidated)	**29,266,544**	**29,266,544**
Minority interest in subsidiaries	2,082,232	2,179,801
Unrealized income (loss)	2,398	-
Consolidated stockholders' equity (BACEN)	**31,351,174**	**31,446,345**
Subordinated debt	7,382,003	7,382,003
Deferred tax assets excluded from Tier I	(462,627)	(462,627)
Deferred assets excluded from Tier I	(201,507)	(203,590)
Tier I + Tier II	**38,069,043**	**38,162,131**
Exclusions:		
Indirect equity share in Banco Itaú Europa, S.A.	(277,196)	(277,196)
Referential equity	**37,791,847**	**37,884,935**

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Financial system consolidated			Economic-financial consolidated		
	Referential equity	Weighted Assets	Effect	Referential equity	Weighted Assets	Effect
Ratio at 12/31/2007	**36,937,627**	**197,140,303**	**18.7%**	**37,094,609**	**207,726,168**	**17.9%**
Net income	2,065,063	-	1.1%	2,120,751	-	1.0%
Interest on capital and dividends	(702,185)	-	-0.4%	(702,185)	-	-0.4%
Change in the adjustment to market value – securities and derivatives	(76,982)	-	0.0%	(76,982)	-	0.0%
Treasury shares	(966,948)	-	-0.5%	(966,948)	-	-0.5%
Subordinated debt	424,199	-	0.2%	424,199	-	0.2%
Deferred assets excluded from Tier I of referential equity	87,188	87,188	0.0%	87,120	87,120	0.0%
Other changes in referential equity	23,885	-	0.0%	(95,629)	-	0.0%
Changes in weighted assets	-	20,880,587	-1.8%	-	19,982,584	-1.6%
Ratio at 03/31/2008	**37,791,847**	**218,108,078**	**17.3%**	**37,884,935**	**227,795,872**	**16.6%**

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending and other receivables and payables** – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities** - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter No. 3,068, of November 8, 2001. Securities are classified into the following categories:

- Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period.

- Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity;

- Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative financial instruments** - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statements of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date loans are granted, based on the client's risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated on the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4 %	to	8 %
Installations, furniture, equipment and security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenditures mainly represent leasehold improvements and acquisition of software, and acquisition of customer portfolios, which are amortized in periods from five to ten years.

k) **Technical Provisions of Insurance, Pension Plan and Capitalization** – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007.

I- Insurance:

- Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated pro rata die, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

- Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

- Provision for unsettled claims: recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

- Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II- Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

- Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

- Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

- Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

- Provision for financial surplus – recognized by the difference between the contributions daily adjusted by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

- Provision for financial variation – recognized according to the methodology provided for by Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions

III- Capitalization:

- Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

- Provision for raffle contingencies – recognized according to the methodology provided for by Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

l) **Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security**: assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I- Contingent Assets and Liabilities:

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

- Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

- Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

  Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II- Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Escrow deposits are restated in accordance with the current legislation.

m) **Taxes** - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	9.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%

(1) *As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate is 15%, pursuant to Provisional Measure No. 413, of January 3, 2008.*

(2) *For non-financial subsidiaries that do not fall into the non-cumulative calculation system, the PIS rate is 1.65% and Cofins rate is 7.6%.*

n) **Deferred charges** - Deferred organization and expansion expenditures mainly represent leasehold improvements and acquisition of software, and acquisition of customer portfolios, which are amortized in periods from five to ten years.

NOTE 5 - INTERBANK INVESTMENTS

	03/31/2008						03/31/2007	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	30,800,404	10,869,149	111,430	543,249	42,324,232	75.1	29,844,368	71.4
Funded position (*)	1,805,506	10,525,941	107,488	543,184	12,982,119	23.0	12,202,679	29.2
Financed position	28,994,898	244,302	3,942	65	29,243,207	51.9	17,641,689	42.2
With free movement	-	243,685	-	-	243,685	0.4	3,502,294	8.4
Without free movement	28,994,898	617	3,942	65	28,999,522	51.5	14,139,395	33.8
Short position	-	98,906	-	-	98,906	0.2	-	-
Money market – Assets Guaranteeing Technical Provisions - SUSEP	-	423,352	156,608	589,921	1,169,881	2.1	805,894	1.9
Interbank deposits	6,157,777	4,663,291	1,391,406	674,410	12,886,884	22.8	11,120,507	26.7
TOTAL	36,958,181	15,955,792	1,659,444	1,807,580	56,380,997		41,770,769	
% per maturity term	65.6	28.3	2.9	3.2				
TOTAL – 03/31/2007	30,308,674	8,058,344	1,724,731	1,679,020	41,770,769			
% per maturity term	72.6	19.3	4.1	4.0				

(*) Includes R$ 7,853,172 (R$ 5,297,429 at 03/31/2007) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 03/31/2008, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 149,023 (R$ 139,925 at 03/31/2007) and Interbank deposits over 365 days amounting to R$ 283,918 (R$ 832,633 at 03/31/2007).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2008											03/31/2007
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	21,071,713	(66,879)	32,109	21,036,943	29.1	4,364,949	171,987	1,333,007	3,711,079	7,784,319	3,671,603	16,483,708
Financial Treasury Bills	3,083,995	804	718	3,085,517	4.3	-	164,737	130,855	164,015	2,170,475	455,435	2,848,943
National Treasury Bills	13,297,188	(52,683)	(15,078)	13,229,427	18.3	3,711,130	-	1,130,287	3,425,511	4,849,439	113,060	7,799,360
National Treasury Notes	3,554,975	(14,337)	37,776	3,578,414	4.9	292,346	2,322	66,090	20,812	704,672	2,492,172	4,243,915
National Treasury Notes - M	24,546	-	-	24,546	-	8,329	-	-	8,180	8,037	-	48,187
National Treasury/Securitization	188,407	(1,861)	6,870	193,416	0.3	1,125	3,361	4,031	17,830	24,204	142,865	236,031
Brazilian External Debt Bonds	550,959	1,198	1,823	553,980	0.8	71,646	1,567	1,744	5	27,492	451,526	1,144,701
Investment in Non-exclusive Bonds	192,047	-	-	192,047	0.3	192,047	-	-	-	-	-	162,571
Other	179,596	-	-	179,596	0.2	88,325	-	-	74,726	-	16,545	-
GOVERNMENT SECURITIES - ABROAD	12,126,844	18,318	(16,915)	12,128,247	16.9	1,691,687	2,369,627	1,502,142	3,271,976	2,683,933	608,882	11,158,462
Portugal	255,533	-	1,902	257,435	0.4	-	1,399	6,221	-	221,085	28,730	255,045
Austria	2,876,088	-	(6,677)	2,869,411	4.0	583,353	5,466	244,306	1,549,134	487,152	-	2,959,360
Argentina	85,564	(18)	(13)	85,533	0.1	-	-	15,201	5,650	57,825	6,857	173,302
Central Bank	82,049	(1)	(13)	82,035	0.1	-	-	15,200	5,649	57,825	3,361	98,544
National Treasury	3,515	(17)	-	3,498	-	-	-	1	1	-	3,496	74,758
Russia	-	-	-	-	-	-	-	-	-	-	-	480,709
Denmark	374,209	(897)	(1,541)	371,771	0.5	-	-	197,589	174,182	-	-	110,467
Spain	3,573,294	(4,490)	(8,727)	3,560,077	4.9	324,638	1,579,785	-	385,808	1,269,846	-	491,278
Korea	3,171,721	(6,439)	(621)	3,164,661	4.4	655,258	726,853	559,318	933,064	290,170	-	1,236,051
Chile	621,555	(61)	2,478	623,972	0.9	121,606	52,352	444,577	2,768	2,235	434	309,423
Uruguay	122,269	36	-	122,305	0.2	2,931	3,347	25,037	12,560	37,233	41,197	104,717
United States	638,816	30,056	-	668,872	0.9	-	394	9,619	-	140,359	518,500	4,890,612
Norway	360,647	-	(3,716)	356,931	0.5	3,647	-	-	185,475	167,809	-	-
Mexico	45,066	113	-	45,179	0.1	254	8	263	23,335	10,219	11,100	2,944
Italy	-	-	-	-	-	-	-	-	-	-	-	90,005
Other	2,082	18	-	2,100	-	2	23	11	-	-	2,064	54,549
CORPORATE SECURITIES	14,903,031	322	6,574	14,909,927	20.4	3,737,491	528,444	1,827,790	2,747,893	1,016,371	5,251,938	15,739,487
Eurobonds and others	3,948,112	(6,035)	8,486	3,950,563	5.3	384,207	214,439	498,870	1,248,049	65,223	1,539,775	5,716,348
Bank Deposit Certificates	1,880,233	-	-	1,880,233	2.6	156,283	118,619	26,056	369,606	410,388	799,281	2,876,970
Shares	943,606	3,190	9,594	956,390	1.3	956,390	-	-	-	-	-	1,367,351
Debentures	2,836,924	182	289	2,836,395	3.9	87,059	184,243	133,654	344,912	514,639	1,571,888	2,573,604
Promissory Notes	1,596,945	-	850	1,597,795	2.2	-	2,737	967,194	627,864	-	-	504,290
Mortgage Notes	37	-	-	37	-	-	-	-	-	-	37	-
Quotas of funds	2,147,739	(1,533)	7,273	2,153,479	3.0	2,153,479	-	-	-	-	-	2,236,864
Fixed Income	883,451	-	2,840	886,291	1.2	886,291	-	-	-	-	-	1,175,685
Credit Rights Funds	1,124,461	-	-	1,124,461	1.6	1,124,461	-	-	-	-	-	932,213
Other	139,827	(1,533)	4,433	142,727	0.2	142,727	-	-	-	-	-	128,966
Securitized Real Estate Loans	1,550,428	4,518	(19,918)	1,535,028	2.1	73	8,406	2,016	157,455	26,121	1,340,957	566,156
Other	7	-	-	7	-	-	-	-	7	-	-	97,904
PGBL/VGBL FUND QUOTAS (1)	19,854,053	-	-	19,854,053	27.4	19,854,053	-	-	-	-	-	15,362,898
SUBTOTAL - SECURITIES	67,956,641	(48,239)	21,768	67,928,170	93.9	29,648,179	3,070,058	4,462,939	9,730,948	11,484,623	9,532,423	58,744,556
Trading securities	46,001,623	(48,239)	-	45,953,384	63.5	26,031,445	1,087,953	2,102,936	4,648,832	7,889,138	4,193,080	39,833,649
Available-for-sale securities	20,584,803	-	21,768	20,606,571	28.5	3,360,804	1,981,864	2,349,330	5,062,558	3,565,213	4,296,802	17,372,764
Held-to-maturity securities (2)	1,369,215	-	-	1,369,215	1.9	255,930	241	10,673	19,558	40,272	1,042,541	1,538,142
DERIVATIVE FINANCIAL INSTRUMENTS	4,128,304	346,952	-	4,475,256	6.2	813,828	905,505	582,104	917,509	462,178	794,132	3,914,722
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	72,083,945	298,713	21,768	72,404,426	100.0	30,462,007	3,975,563	5,045,043	10,648,457	11,946,801	10,326,555	62,659,277
						42.1%	5.5%	7.0%	14.7%	16.5%	14.3%	
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(4,339,503)	13,645	-	(4,325,858)	100.0	(509,184)	(560,062)	(675,349)	(986,444)	(430,723)	(1,164,096)	(3,332,269)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account;
(2) Unrecorded positive adjustment to market value in the amount of R$ 204,874 (R$ 194,802 at 03/31/2007), according to Note 6e.

b) Summary by portfolio

	03/31/2008							
	Own portfolio	Restricted to				Derivative financial instruments	Assets guaranteeing technical provisions (Note 10b)	Total
		Repurchase agreements	Pledging of guarantees (1)	Free movement	Central Bank (2)			
GOVERNMENT SECURITIES - DOMESTIC	**8,525,991**	**4,828,830**	**5,032,716**	**8,162**	**1,560,874**	-	**1,080,370**	**21,036,943**
Financial Treasury Bills	1,075,091	72,304	1,562,221	-	31,570	-	344,331	3,085,517
National Treasury Bills	4,242,497	4,357,005	3,183,213	8,162	1,334,382	-	104,168	13,229,427
National Treasury Notes	2,274,456	189,883	287,282	-	194,922	-	631,871	3,578,414
National Treasury Notes - M	24,546	-	-	-	-	-	-	24,546
National Treasury/Securitization	193,416	-	-	-	-	-	-	193,416
Brazilian External Debt Bonds	344,342	209,638	-	-	-	-	-	553,980
Investments in Non-exclusive Funds	192,047	-	-	-	-	-	-	192,047
Other	179,596	-	-	-	-	-	-	179,596
GOVERNMENT SECURITIES - ABROAD	**8,200,317**	**652,578**	**3,275,352**	-	-	-	-	**12,128,247**
Portugal	257,435	-	-	-	-	-	-	257,435
Austria	1,878,562	-	990,849	-	-	-	-	2,869,411
Argentina	85,533	-	-	-	-	-	-	85,533
Central Bank	82,035	-	-	-	-	-	-	82,035
National Treasury	3,498	-	-	-	-	-	-	3,498
Denmark	371,771	-	-	-	-	-	-	371,771
Spain	1,784,124	-	1,775,953	-	-	-	-	3,560,077
Korea	2,854,460	-	310,201	-	-	-	-	3,164,661
Chile	623,972	-	-	-	-	-	-	623,972
Uruguay	122,305	-	-	-	-	-	-	122,305
United States	7,067	652,578	9,227	-	-	-	-	668,872
Norway	167,809	-	189,122	-	-	-	-	356,931
Mexico	45,179	-	-	-	-	-	-	45,179
Other	2,100	-	-	-	-	-	-	2,100
CORPORATE SECURITIES	**11,604,961**	**702,606**	**18,182**	-	-	-	**2,584,178**	**14,909,927**
Eurobonds and others	3,663,171	287,392	-	-	-	-	-	3,950,563
Bank Deposit Certificates	476,567	-	17,968	-	-	-	1,385,698	1,880,233
Shares	932,110	-	214	-	-	-	24,066	956,390
Debentures	1,516,433	415,214	-	-	-	-	904,748	2,836,395
Promissory Notes	1,597,795	-	-	-	-	-	-	1,597,795
Mortgage Notes	37	-	-	-	-	-	-	37
Quotas of Funds	1,894,113	-	-	-	-	-	259,366	2,153,479
Fixed Income	886,291	-	-	-	-	-	-	886,291
Credit Rights Funds	865,095	-	-	-	-		259,366	1,124,461
Other	142,727	-	-	-	-	-	-	142,727
Securitized Real Estate Loans	1,524,728	-	-	-	-	-	10,300	1,535,028
Other	7	-	-	-	-	-	-	7
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	**19,854,053**	**19,854,053**
SUBTOTAL - SECURITIES	**28,331,269**	**6,184,014**	**8,326,250**	**8,162**	**1,560,874**	-	**23,518,601**	**67,929,170**
Trading securities	11,469,525	5,405,060	4,922,222	8,162	1,434,944	-	22,713,471	45,953,384
Available-for-sale securities	16,332,281	569,316	3,335,990	-	125,930	-	243,054	20,606,571
Held-to-maturity securities	529,463	209,638	68,038	-	-	-	562,076	1,369,215
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	**4,475,256**	-	**4,475,256**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**28,331,269**	**6,184,014**	**8,326,250**	**8,162**	**1,560,874**	**4,475,256**	**23,518,601**	**72,404,426**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 03/31/2007	**27,146,081**	**6,959,457**	**3,700,268**	-	**2,010,215**	**3,914,722**	**18,928,534**	**62,659,277**

(1) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2) Represent securities in compulsory deposits.

c) Trading securities

	03/31/2008										03/31/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	17,049,976	(66,879)	16,983,097	37.0	4,095,580	108,080	1,245,818	3,465,128	6,424,154	1,644,337	13,005,689
Financial Treasury Bills	2,066,454	804	2,067,258	4.5	-	103,118	54,774	37,536	1,589,205	282,625	1,827,312
National Treasury Bills	12,439,166	(52,683)	12,386,483	27.0	3,711,130	-	1,130,266	3,328,903	4,103,124	113,060	7,559,078
National Treasury Notes	1,793,223	(14,337)	1,778,886	3.9	42,982	34	55,278	7,768	681,692	991,132	2,696,714
National Treasury/Securitization	85,665	(1,861)	83,804	0.2	454	3,361	4,031	16,190	22,641	37,127	137,684
Brazilian External Debt Bonds	293,825	1,198	295,023	0.6	60,642	1,567	1,469	5	27,492	203,848	622,330
Investments in Non-exclusive Funds	192,047	-	192,047	0.4	192,047	-	-	-	-	-	162,571
Other	179,596	-	179,596	0.4	88,325	-	-	74,726	-	16,545	-
GOVERNMENT SECURITIES - ABROAD	3,442,681	18,318	3,460,999	7.5	335,880	760,099	814,992	146,004	865,390	538,634	5,806,891
Austria	-	-	-	-	-	-	-	-	-	-	227,335
Argentina	23,259	(18)	23,241	-	-	-	1	5,650	10,733	6,857	71,280
Central Bank	19,744	(1)	19,743	-	-	-	-	5,649	10,733	3,361	6,830
National Treasury	3,515	(17)	3,498	-	-	-	1	1	-	3,496	64,450
Russia	-	-	-	-	-	-	-	-	-	-	480,709
Denmark	198,486	(897)	197,589	0.4	-	-	197,589	-	-	-	-
Spain	871,404	(4,490)	866,914	1.9	-	440,122	-	15,118	411,674	-	-
Korea	1,598,765	(6,439)	1,592,326	3.5	327,318	314,407	559,318	101,113	290,170	-	-
Chile	64,726	(61)	64,665	0.1	8,306	5,145	48,191	788	2,235	-	79,329
Uruguay	77	36	113	-	-	-	-	-	-	113	133
United States	638,816	30,056	668,872	1.5	-	394	9,619	-	140,359	518,500	4,890,612
Mexico	45,066	113	45,179	0.1	254	8	263	23,335	10,219	11,100	2,944
Other	2,082	18	2,100	-	2	23	11	-	-	2,064	54,549
CORPORATE SECURITIES	5,654,913	322	5,655,235	12.3	1,745,932	219,774	42,126	1,037,700	599,594	2,010,109	5,658,171
Eurobonds and others	837,949	(6,035)	831,914	1.8	25,071	83,623	3,126	573,565	22,584	123,945	449,615
Bank Deposit Certificates	1,880,073	-	1,880,073	4.1	156,147	118,619	26,056	369,606	410,386	799,259	2,190,718
Shares	309,447	3,190	312,637	0.7	312,637	-	-	-	-	-	807,528
Debentures	1,279,133	182	1,279,315	2.8	8,682	17,532	12,944	78,046	150,763	1,011,348	752,041
Promissory Notes	-	-	-	-	-	-	-	-	-	-	6,761
Quotas of Funds	1,244,928	(1,533)	1,243,395	2.7	1,243,395	-	-	-	-	-	1,250,486
Fixed Income	875,417	-	875,417	1.9	875,417	-	-	-	-	-	1,171,969
Credit Rights Funds	339,664	-	339,664	0.7	339,664	-	-	-	-	-	58,013
Other	29,847	(1,533)	28,314	0.1	28,314	-	-	-	-	-	20,504
Securitized Real Estate Loans	103,383	4,518	107,901	0.2	-	-	-	16,483	15,861	75,557	108,824
Other	-	-	-	-	-	-	-	-	-	-	92,198
PGBL/VGBL FUND QUOTAS	19,854,053	-	19,854,053	43.2	19,854,053	-	-	-	-	-	15,362,898
Total	46,001,623	(48,239)	45,953,384	100.0	26,031,445	1,087,953	2,102,936	4,648,832	7,889,138	4,193,080	39,833,649
% per maturity term					56.6%	2.4%	4.6%	10.1%	17.2%	9.1%	
Total 03/31/2007	39,716,124	117,525	39,833,649		17,723,350	1,655,203	1,697,967	7,996,600	4,334,128	6,426,401	
% per maturity term					44.4%	4.2%	4.3%	20.1%	10.9%	16.1%	

d) Available-for-sale securities

	03/31/2008										03/31/2007
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	2,949,958	32,109	2,982,067	14.4	13,625	63,907	79,110	229,952	1,337,137	1,258,336	2,291,029
Financial Treasury Bills	1,017,541	718	1,018,259	4.9	-	61,619	76,081	126,479	581,270	172,810	1,021,631
National Treasury Bills	858,022	(15,078)	842,944	4.1	-	-	21	96,608	746,315	-	240,282
National Treasury Notes	954,693	37,776	992,469	4.8	1,950	2,288	2,733	5,225	7,989	972,284	784,915
National Treasury/Securitization	102,742	6,870	109,612	0.5	671	-	-	1,640	1,563	105,738	98,347
Brazilian External Debt Bonds	16,960	1,823	18,783	0.1	11,004	-	275	-	-	7,504	145,854
GOVERNMENT SECURITIES - ABROAD	8,665,655	(16,915)	8,648,740	41.8	1,355,807	1,609,528	687,003	3,125,972	1,818,543	51,887	5,332,539
Portugal	255,533	1,902	257,435	1.2	-	1,399	6,221	-	221,085	28,730	255,045
Austria	2,876,088	(6,677)	2,869,411	13.9	583,353	5,466	244,306	1,549,134	487,152	-	2,732,025
Argentina	62,305	(13)	62,292	0.3	-	-	15,200	-	47,092	-	102,022
Central Bank	62,305	(13)	62,292	0.3	-	-	15,200	-	47,092	-	91,714
National Treasury	-	-	-	-	-	-	-	-	-	-	10,308
Denmark	175,723	(1,541)	174,182	0.8	-	-	-	174,182	-	-	110,467
Spain	2,701,890	(8,727)	2,693,163	13.1	324,638	1,139,663	-	370,690	858,172	-	491,278
Korea	1,572,956	(621)	1,572,335	7.6	327,938	412,446	-	831,951	-	-	1,236,051
Chile	556,829	2,478	559,307	2.7	113,300	47,207	396,386	1,980	-	434	230,094
Uruguay	103,684	-	103,684	0.5	2,931	3,347	24,890	12,560	37,233	22,723	85,552
Norway	360,647	(3,716)	356,931	1.7	3,647	-	-	185,475	167,809	-	-
Italy	-	-	-	-	-	-	-	-	-	-	90,005
CORPORATE SECURITIES	8,969,190	6,574	8,975,764	43.8	1,991,372	308,429	1,583,217	1,706,634	399,533	2,986,579	9,749,196
Eurobonds and others	2,904,952	8,486	2,913,438	14.3	359,069	130,816	493,660	674,484	42,639	1,212,770	5,014,797
Bank Deposit Certificates	160	-	160	-	136	-	-	-	2	22	486,252
Shares	634,159	9,594	643,753	3.1	643,753	-	-	-	-	-	559,823
Debentures	1,491,144	289	1,491,433	7.2	78,257	166,470	120,347	263,307	346,632	516,420	1,755,778
Promissory Notes	1,596,945	850	1,597,795	7.8	-	2,737	967,194	627,864	-	-	497,529
Mortgage Notes	37	-	37	-	-	-	-	-	-	37	-
Quotas of Funds	902,811	7,273	910,084	5	910,084	-	-	-	-	-	980,555
Fixed Income	8,034	2,840	10,874	0.1	10,874	-	-	-	-	-	3,716
Credit Rights Funds	784,797	-	784,797	3.8	784,797	-	-	-	-	-	874,200
Other	109,980	4,433	114,413	0.6	114,413	-	-	-	-	-	102,639
Securitized Real Estate Loans	1,438,975	(19,918)	1,419,057	6.9	73	8,406	2,016	140,972	10,260	1,257,330	448,760
Other	7	-	7	-	-	-	-	7	-	-	5,702
TOTAL	20,584,803	21,768	20,606,571	100.0	3,360,804	1,981,864	2,349,330	5,062,558	3,555,213	4,296,802	17,372,764
Adjustments of securities reclassified in prior years to the held-to-maturity category		21,059			16.3%	9.6%	11.4%	24.5%	17.3%	20.9%	
Deferred taxes		(15,701)									
Minority interest in subsidiaries		1,854									
Adjustment of securities of unconsolidated affiliates		(40,495)									
ADJUSTMENT TO MARKET VALUE – SECURITIES - 03/31/2008		(11,515)									
TOTAL 03/31/2007	17,167,364	205,400	17,372,764		2,434,244	882,950	1,426,985	4,968,114	2,559,188	5,101,283	
Adjustments of securities reclassified in prior years to the held-to-maturity category		26,125			14.0%	5.1%	8.2%	28.6%	14.7%	29.4%	
Deferred taxes		(78,140)									
Minority interest in subsidiaries		(2,953)									
Adjustment of securities of unconsolidated affiliates		38,061									
ADJUSTMENT TO MARKET VALUE – SECURITIES - 03/31/2007		188,493									

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is included at March 31,2008 the amounts of R$ 21,059 (R$ 26,125 at 03/31/2007), relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 204,874 (R$ 194,802 at 03/31/2007).

	03/31/2008								03/31//2007
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Cost
GOVERNMENT SECURITIES - DOMESTIC	1,071,779	78.1	255,743	-	8,079	15,999	23,028	768,930	1,186,990
National Treasury Notes (1)	807,059	58.8	247,414	-	8,079	7,819	14,991	528,756	762,286
National Treasury Notes - M (2)	24,546	1.8	8,329	-	-	8,180	8,037	-	48,187
Brazilian External Debt Bonds	240,174	17.5	-	-	-	-	-	240,174	376,517
GOVERNMENT SECURITIES – ABROAD - Uruguay	18,508	1.4	-	-	147	-	-	18,361	19,032
CORPORATE SECURITIES	278,928	20.5	187	241	2,447	3,559	17,244	255,250	332,120
Eurobonds and others	205,211	15.0	67	-	2,084	-	-	203,060	251,936
Debentures (1)	65,647	4.8	120	241	363	3,559	17,244	44,120	65,785
Quotas of Funds - Other	-	-	-	-	-	-	-	-	5,823
Securitized Real Estate Loans (1)	8,070	0.7	-	-	-	-	-	8,070	8,572
Other	-	-	-	-	-	-	-	-	4
Total	1,369,215	100.0	255,930	241	10,673	19,558	40,272	1,042,541	1,538,142
% per maturity term			18.8%	0.0%	0.8%	1.4%	2.9%	76.1%	
Total 03/31/2007	1,538,142		15,975	359	34,755	88,409	217,891	1,180,753	
% per maturity term			1.0%	0.0%	2.3%	5.7%	14.2%	76.8%	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 797,248 (R$ 724,572 at 03/31/2007).

(2) Refers to securities issued in nominative and non-disposable way.

f) Derivative financial instruments

	03/31/2008										03/31/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Option premiums	483,371	(54,849)	428,522	9.6	30,632	288,426	24,686	43,401	38,982	2,415	520,896
Forwards	1,247,062	(19)	1,247,043	27.9	466,710	317,901	137,250	183,441	85,815	55,926	682,100
Swaps - difference receivable	1,638,773	386,479	2,025,252	45.2	172,036	157,590	210,859	505,831	278,073	700,863	1,208,793
Other (*)	759,098	15,341	774,439	17.3	144,450	141,588	209,329	184,836	59,308	34,928	1,502,933
Total	**4,128,304**	**346,952**	**4,475,256**	**100.0**	**813,828**	**905,505**	**582,104**	**917,509**	**462,178**	**794,132**	**3,914,722**
% per maturity term					**18.3%**	**20.2%**	**13.0%**	**20.5%**	**10.3%**	**17.7%**	
Total 03/31/2007	**3,513,077**	**401,645**	**3,914,722**		**1,425,018**	**570,126**	**386,930**	**505,522**	**387,668**	**639,458**	
% per maturity term					**36.4%**	**14.6%**	**9.9%**	**12.9%**	**9.9%**	**16.3%**	
LIABILITIES											
Futures	(27,096)	1,813	(25,283)	0.6	2,139	(31,072)	(5,032)	6,216	(1,478)	3,944	(57,506)
Option premiums	(768,967)	4,458	(764,509)	17.7	(73,279)	(107,754)	(163,067)	(235,168)	(183,524)	(1,717)	(381,704)
Forwards	(349,283)	60	(349,223)	8.1	-	(18,049)	(91,413)	(92,271)	(59,369)	(88,121)	(131,312)
Swaps - difference payable	(1,835,987)	(22,404)	(1,858,391)	42.9	(226,415)	(127,430)	(140,360)	(203,678)	(120,493)	(1,040,015)	(900,883)
Other (*)	(1,358,170)	29,718	(1,328,452)	30.7	(211,629)	(275,757)	(275,477)	(461,543)	(65,859)	(38,187)	(1,860,864)
Total	**(4,339,503)**	**13,645**	**(4,325,858)**	**100.0**	**(509,184)**	**(560,062)**	**(675,349)**	**(986,444)**	**(430,723)**	**(1,164,096)**	**(3,332,269)**
% per maturity term					**11.8%**	**12.9%**	**15.6%**	**22.8%**	**10.0%**	**26.9%**	
Total 03/31/2007	**(3,106,304)**	**(225,965)**	**(3,332,269)**		**(1,273,870)**	**(358,738)**	**(356,485)**	**(563,366)**	**(323,453)**	**(456,357)**	
% per maturity term					**38.2%**	**10.8%**	**10.7%**	**16.9%**	**9.7%**	**13.7%**	

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives.

At March 31, 2008, ITAÚ HOLDING recorded at market value swap contracts involving foreign currency, interbank market, fixed income and indices totaling R$ 35,057 (R$ 22,618 at 03/31/2007, distributed in up to 30 days) in assets from 31 to 180 days. The liability position amounted to R$ 870 (R$ 66,011 at 03/31/2007), distributed at March 31, 2007 as follows: R$ 65,989 in up to 30 days, R$ 26 from 31 to 180 days, R$ 26 from 181 to 365 days and R$ 818 over 365 days (R$ 22 at 03/31/2007).

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and asset prices and credit, aiming to hedge against default by counterparts. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

Most derivative contracts traded by the institution with clients in Brazil are swap and futures contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F futures contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. Overseas transactions are carried out with futures, forwards, options, swaps and credits with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed at March 31, 2008, were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

The institution carries out operations involving credit risk derivatives with the purpose of optimizing the management of its exposure to the credit risk of the assets of its balance sheet.

The operations carried out for loan portfolio management reduce the specific risks of the debtor counterpart, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

Under normal conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotations and, in these cases, it is necessary to adopt present value estimates and other pricing techniques. To obtain these market values, the following criteria were adopted:

- Swaps: the cash flow of each leg is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad;
- Futures and Forward Contracts: Quotation on the exchanges or adoption of a criterion identical to those used for swaps;
- Options: statistical models that incorporate the volatility of the asset value, the interest rates, the exercise price and the spot price of the goods, such as the Black & Scholes model.
- Credit: pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional amounts recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

	Memorandum account notional amounts		Balance sheet account receivable/(received) (payable)/paid	Adjustment to market value (in results)	Market value	
	03/31/2008	03/31/2007	03/31/2008	03/31/2008	03/31/2008	03/31/2007
Futures contracts	**109,156,047**	**295,278,907**	**(27,096)**	**1,813**	**(25,283)**	**(57,506)**
Purchase commitments	**46,352,080**	**143,871,196**	**12,797**	**(1,377)**	**11,420**	**29,740**
Foreign currency	6,064,731	20,776,992	7,725	(529)	7,196	2,417
Interbank market	28,777,965	71,829,652	(4,142)	79	(4,063)	16,889
Fixed rate	-	31,996,596	-	-	-	-
Indices	10,242,910	17,851,369	9,214	(568)	8,646	10,519
Securities	692,799	-	-	(73)	(73)	-
Other	573,675	1,416,587	-	(286)	(286)	(85)
Commitments to sell	**62,803,967**	**151,407,711**	**(39,893)**	**3,190**	**(36,703)**	**(87,246)**
Foreign currency	5,409,429	11,093,810	(1,496)	33	(1,463)	(17,174)
Interbank market	36,517,604	116,822,850	13,693	1,934	15,627	(15,944)
Fixed rate	-	1,883,894	-	-	-	-
Indices	18,946,987	20,104,965	(52,547)	1,223	(51,324)	(54,400)
Securities	1,834,530	-	453	-	453	-
Other	95,417	1,502,202	4	-	4	272
Swap contracts			**(197,214)**	**364,075**	**166,861**	**307,910**
Asset position	**50,910,448**	**64,480,952**	**1,638,773**	**386,479**	**2,025,252**	**1,208,793**
Foreign currency	11,664,987	9,502,902	287,372	54,036	341,408	19,229
Interbank market	23,207,089	15,496,242	855,325	222,550	1,077,875	784,504
Fixed rate	6,207,878	25,268,776	126,620	52,945	179,565	173,267
Indices	9,785,246	14,133,272	367,858	56,975	424,833	223,770
Other	45,246	79,760	1,898	(27)	1,671	8,023
Liability position	**51,107,662**	**64,316,031**	**(1,835,987)**	**(22,404)**	**(1,858,391)**	**(900,883)**
Foreign currency	10,221,497	8,723,493	(391,278)	16,694	(374,584)	(92,374)
Interbank market	21,918,763	18,523,799	(974,924)	121,899	(853,025)	(471,626)
Fixed rate	8,449,055	6,409,493	(121,080)	(97,830)	(218,910)	(114,711)
Indices	10,449,428	30,314,757	(337,804)	(63,375)	(401,179)	(205,249)
Other	68,919	344,489	(10,901)	208	(10,693)	(16,923)
Option contracts	**108,751,804**	**142,597,139**	**(285,596)**	**(50,391)**	**(335,987)**	**139,192**
Purchase commitments – long position	**17,590,437**	**65,764,028**	**151,185**	**(23,033)**	**128,152**	**142,281**
Foreign currency	1,878,569	8,133,331	24,189	5,710	29,899	44,006
Fixed rate	-	27,758,572	-	-	-	61
Indices	15,550,342	29,175,210	115,337	(31,315)	84,022	22,372
Securities	132,000	1,571,148	9,038	(428)	8,610	63,929
Other	29,526	125,767	2,621	3,000	5,621	11,913
Commitments to sell – long position	**25,235,515**	**18,406,564**	**332,186**	**(31,816)**	**300,370**	**378,815**
Foreign currency	6,053,683	6,323,885	28,797	(10,940)	17,857	22,842
Interbank market	-	214,242	-	-	-	107
Indices	17,813,467	10,887,428	31,206	(14,259)	16,947	127,648
Securities	1,312,281	1,151,051	267,023	(4,458)	262,565	220,568
Other	56,084	829,958	5,160	(2,159)	3,001	7,450
Purchase commitments – short position	**46,604,950**	**39,088,550**	**(676,233)**	**14,709**	**(661,524)**	**(201,187)**
Foreign currency	29,145,935	6,690,411	(409,307)	(17,013)	(426,320)	(39,678)
Fixed rate	-	15,556,293	-	-	-	(836)
Indices	17,149,274	14,027,416	(238,441)	43,784	(194,657)	(23,540)
Securities	245,257	2,253,604	(23,301)	(10,353)	(33,654)	(119,638)
Other	64,484	560,826	(5,184)	(1,709)	(6,893)	(17,495)
Commitments to sell – short position	**19,320,902**	**18,337,997**	**(92,734)**	**(10,251)**	**(102,985)**	**(180,517)**
Foreign currency	4,840,761	8,768,570	(69,642)	11,893	(57,749)	(56,769)
Interbank market	-	214,242	-	-	-	(11)
Indices	14,135,370	7,414,582	(15,200)	(25,326)	(40,526)	(116,240)
Securities	300,279	1,084,322	(5,221)	550	(4,671)	(6,039)
Other	44,492	876,281	(2,671)	2,632	(39)	(1,458)
Forward contracts			**897,779**	**41**	**897,820**	**560,788**
Purchase receivable			**133,269**	-	**133,269**	**50,037**
Foreign currency			-	-	-	42
Securities			133,269	-	133,269	-
Other			-	-	-	49,995
Purchase payable			**(133,332)**	**60**	**(133,272)**	**(53,741)**
Foreign currency			-	-	-	(3,746)
Securities			(133,332)	60	(133,272)	-
Other			-	-	-	(49,995)
Sales receivable			**1,113,793**	**(19)**	**1,113,774**	**632,063**
Foreign currency			-	-	-	966
Indices			43	-	43	14,451
Securities			1,113,750	(19)	1,113,731	553,586
Other			-	-	-	63,060
Sales deliverable			**(215,951)**	-	**(215,951)**	**(77,571)**
Foreign currency			-	-	-	(60)
Indices			-	-	-	(14,451)
Securities			(215,951)	-	(215,951)	-
Other			-	-	-	(63,060)
Other derivative financial instruments (*)	**44,568,217**	**30,440,508**	**(599,072)**	**45,059**	**(554,013)**	**(357,931)**
Asset position	26,007,440	15,370,641	759,098	15,341	774,439	1,502,933
Liability position	18,560,777	15,069,867	(1,358,170)	29,718	(1,328,452)	(1,860,864)
		ASSETS	**4,128,304**	**346,952**	**4,475,256**	**3,914,722**
		LIABILITIES	**(4,339,503)**	**13,645**	**(4,325,858)**	**(3,332,269)**
		TOTAL	**(211,199)**	**360,597**	**149,398**	**582,453**

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	Over 365	03/31/2008	03/31/2007
Futures	18,477,331	30,815,185	38,459,814	21,403,717	109,156,047	295,278,907
Swaps	7,465,033	12,979,822	10,810,063	18,016,757	49,271,675	63,662,319
Options	10,757,836	60,505,596	30,536,841	6,951,531	108,751,804	142,597,139
Other	9,199,002	18,285,588	9,725,384	7,358,243	44,568,217	30,440,508

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives.

See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties:

	03/31/2008					03/31/2007
	Futures	Swaps	Options	Other	Total	
BM&F/Bovespa	104,342,326	10,497,097	99,799,887	6,684,246	221,323,556	322,112,230
Over-the-counter market	4,813,721	38,774,578	8,951,917	37,883,971	90,424,187	209,766,643
Financial institutions	4,813,721	10,249,326	7,311,284	26,588,506	48,962,837	167,856,670
Companies	-	27,593,099	1,640,633	10,702,577	39,936,309	40,865,994
Individuals	-	932,153	-	592,888	1,525,041	1,043,979
Total	109,156,047	49,271,675	108,751,804	44,568,217	311,747,743	531,878,873
Total 03/31/2007	295,278,907	63,562,319	142,597,139	30,440,508	531,878,873	

Credit derivatives

	Credit risk amount		Effect on the calculation of the required net equity	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Transferred	(3,626,620)	(1,701,282)	(398,928)	(187,141)
Credit swaps whose underlying assets are:				
Securities	(3,626,620)	(1,475,175)	(398,928)	(162,269)
Derivatives with companies	-	(59,880)	-	(6,587)
Total return rate swap whose underlying assets are:				
Securities	-	(153,780)	-	(16,916)
Derivatives with companies	-	(12,447)	-	(1,369)
Received	2,138,850	4,409,260	46,708	147,660
Credit swaps whose underlying assets are:				
Securities	1,739,676	4,289,260	39,558	134,460
Derivatives with companies	-	120,000	-	13,200
Loan operations	65,000	-	7,150	-
Total return rate swap whose underlying assets are:				
Securities	334,174	-	-	-
Total	(1,487,770)	2,707,978	(352,220)	(39,481)

The market value of the credit derivative operations, described above, recorded in assets totals R$ 21,703 (R$ 47,607 at 03/31/2007) and in liabilities totals R$ 31,828 (R$ 61,745 at 03/31/2007). During the year, there was no occurrence of credit event as provided for in the agreements.

g) **Changes in adjustment to market value for the period**

	01/01 to 03/31/2008	01/01 to 03/31/2007
Opening balance	**276,623**	**311,248**
Adjustments with impact on:		
Results	95,043	128,287
Trading securities	(4,998)	(24,948)
Derivative financial instruments (assets and liabilities)	100,041	153,235
Stockholders' equity	(37,540)	30,256
Write-offs due to permanent losses	-	28,814
Closing balance	**334,126**	**498,605**
Adjustment to market value	334,126	498,605
Trading securities	(48,239)	117,525
Available-for-sale securities	21,768	205,400
Derivative financial instruments (assets and liabilities)	360,597	175,680

For better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	03/31/2008	03/31/2007
Adjustment of available-for-sale securities – stockholders' equity	21,768	205,400
Adjustment to held-to-maturity securities (*)	225,933	220,927
Total unrealized gain	**247,701**	**426,327**

(*) At March 31, 2008, includes the amount of R$ 21,059 (R$ 26,125 at 03/31/2007) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

h) **Realized and unrealized gain of securities portfolio**

	01/01 to 03/31/2008	01/01 to 03/31/2007
Gain (loss) - Trading securities	(184,848)	52,025
Gain (loss) – Available-for-sale securities	7,946	53,717
Total realized gain	**(176,902)**	**105,742**
Adjustment to market value of trading securities	(4,998)	(24,948)
Total	**(181,900)**	**80,794**

i) **Reclassification of securities (article 5 of BACEN Circular Letter No. 3,068, of 11/08/2001)**

The management's Financial Risk Management Committee sets forth guidelines to classify securities.

The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

No reclassifications or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I) By type of operations and risk level

Risk levels	03/31/2008										03/31/2007
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	17,972,926	34,406,797	14,946,992	4,665,440	2,772,448	1,644,172	1,020,258	429,914	2,171,399	80,030,346	62,923,332
Loans and discounted trade receivables	10,665,155	17,459,797	11,100,715	3,860,338	2,485,239	1,370,801	918,530	356,575	1,783,857	50,001,007	39,064,368
Financing	5,490,080	11,458,464	2,788,945	558,949	180,959	88,979	65,365	52,507	305,558	20,989,806	16,352,699
Farming and agribusiness industries	1,724,047	1,214,733	715,567	72,913	26,666	124,891	3,480	3,005	10,339	3,895,641	3,257,858
Real estate financing	93,644	4,273,803	341,765	173,240	79,584	59,501	32,883	17,827	71,645	5,143,892	4,248,407
Lease operations	993,597	25,302,129	3,773,632	1,053,981	356,367	191,417	139,524	103,317	394,713	32,308,677	18,012,132
Credit card operations	-	3,028,460	5,192,415	985,302	881,705	332,125	162,732	111,155	470,162	11,164,056	8,845,213
Advances on exchange contracts (1)	531,237	850,288	578,748	60,971	12,687	5,738	4,560	51	536	2,044,816	1,209,194
Other sundry receivables (2)	10,939	9,008	11,325	53,372	2,664	883	1,488	505	22,054	112,238	190,238
Total operations with credit granting characteristics	19,508,699	63,596,682	24,503,112	6,819,066	4,025,871	2,174,335	1,328,562	644,942	3,058,864	125,660,133	91,180,109
Endorsements and sureties (3)										12,030,632	9,890,405
Total with endorsements and sureties	19,508,699	63,596,682	24,503,112	6,819,066	4,025,871	2,174,335	1,328,562	644,942	3,058,864	137,690,765	101,070,514
Total – 03/31/2007	15,526,650	41,168,152	19,205,546	4,591,700	3,046,513	2,214,896	1,821,404	523,458	3,081,790	91,180,109	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/Other Receivables (Note 2a).
(2) Includes Securities and Receivables, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

II) Per maturity and risk level

	03/31/2008										03/31/2007
	AA	A	B	C	D	E	F	G	H	Total	Total
					OVERDUE OPERATIONS (1) (2)						
Falling due instalments	-	-	1,979,935	1,179,007	675,388	468,171	417,051	227,057	668,835	5,615,444	4,316,692
01 to 30	-	-	102,983	82,168	52,394	33,979	27,133	15,265	63,776	377,698	249,804
31 to 60	-	-	78,469	51,807	33,776	25,201	22,245	13,082	40,412	264,992	256,320
61 to 90	-	-	74,937	47,275	31,082	24,792	20,436	12,071	35,687	246,280	187,259
91 to 180	-	-	223,028	144,579	103,076	65,875	57,698	34,547	93,609	722,412	537,421
181 to 365	-	-	419,579	270,957	174,483	115,731	100,138	57,892	156,641	1,295,421	941,327
Over 365	-	-	1,080,939	582,221	280,577	202,593	189,401	94,200	278,710	2,708,641	2,144,561
Overdue installments	-	-	282,045	374,936	575,069	426,495	389,944	347,318	1,667,257	4,063,064	3,588,517
01 to 14	-	-	17,701	31,569	18,580	13,481	10,879	6,395	21,592	120,197	89,712
15 to 30	-	-	264,344	93,040	146,614	47,311	27,082	12,493	42,762	633,646	488,183
31 to 60	-	-	-	250,327	174,251	75,642	45,712	22,669	87,948	656,549	529,002
61 to 90	-	-	-	-	235,624	84,693	54,414	26,423	83,765	484,919	385,739
91 to 180	-	-	-	-	-	205,368	251,857	279,338	460,804	1,197,367	1,068,924
181 to 365	-	-	-	-	-	-	-	-	887,560	887,560	984,008
Over 365	-	-	-	-	-	-	-	-	82,826	82,826	42,949
SUBTOTAL	-	-	2,261,980	1,553,943	1,250,457	894,666	806,995	574,375	2,336,092	9,678,508	7,905,209
SPECIFIC ALLOWANCE	-	-	(22,620)	(46,618)	(125,046)	(268,400)	(403,498)	(402,063)	(2,336,092)	(3,604,336)	(3,497,889)
SUBTOTAL – 03/31/2007	-	-	1,505,261	1,087,381	821,242	723,301	960,286	455,935	2,351,803	7,905,209	
					NON-OVERDUE OPERATIONS						
Falling due instalments	19,426,314	63,354,289	21,979,007	5,152,188	2,680,288	1,243,437	510,061	68,173	569,963	114,983,720	81,922,243
01 to 30	3,682,076	9,716,663	7,149,236	2,028,975	1,084,955	300,220	90,201	20,072	155,946	24,228,344	17,311,714
31 to 60	1,773,836	4,139,864	2,731,123	765,299	291,077	76,780	30,992	4,539	41,896	9,855,406	8,062,077
61 to 90	2,175,391	3,186,267	1,935,426	472,024	194,287	51,890	25,432	3,632	29,466	8,073,815	6,188,336
91 to 180	2,729,652	6,677,155	3,006,593	594,482	296,705	150,718	66,138	7,000	69,715	13,598,158	9,811,828
181 to 365	2,205,922	10,863,372	3,031,492	567,338	338,508	209,578	103,539	11,166	92,644	17,423,559	11,355,010
Over 365	6,859,437	28,770,968	4,125,137	724,070	474,756	454,251	193,759	21,764	180,296	41,804,438	29,193,278
Overdue up to 14 days	82,385	242,393	262,125	112,935	95,126	36,232	11,506	2,394	152,809	997,905	1,352,657
SUBTOTAL	19,508,699	63,596,682	22,241,132	5,265,123	2,775,414	1,279,669	521,567	70,567	722,772	115,981,625	83,274,900
GENERIC ALLOWANCE	-	(317,983)	(222,411)	(157,954)	(277,542)	(383,901)	(260,784)	(49,397)	(722,772)	(2,392,743)	(2,365,791)
SUBTOTAL - 03/31/2007	15,526,650	41,168,152	17,700,285	3,504,319	2,225,271	1,491,595	861,118	67,523	729,987	83,274,900	
TOTAL	19,508,699	63,596,682	24,503,112	6,819,066	4,025,871	2,174,335	1,328,562	644,942	3,058,864	125,660,133	91,180,109
EXISTING ALLOWANCE	-	(317,983)	(245,031)	(656,153)	(1,207,360)	(1,086,951)	(929,860)	(644,877)	(3,058,864)	(8,147,079)	(7,613,917)
Minimum allowance required (3)	-	(317,983)	(245,031)	(204,572)	(402,588)	(652,301)	(664,281)	(451,459)	(3,058,864)	(5,997,079)	(5,863,680)
Additional allowance (4)	-	-	-	(451,581)	(804,772)	(434,650)	(265,579)	(193,418)	-	(2,150,000)	(1,750,237)
TOTAL 03/31/2007	15,526,650	41,168,152	19,205,546	4,591,700	3,046,513	2,214,896	1,821,404	523,458	3,081,790	91,180,109	
EXISTING ALLOWANCE 03/31/2007	-	(205,841)	(192,055)	(315,149)	(913,649)	(1,107,227)	(1,274,800)	(523,406)	(3,081,790)	(7,613,917)	
Minimum allowance required (Note 3)	-	(205,841)	(192,055)	(137,751)	(304,651)	(664,469)	(910,702)	(366,421)	(3,081,790)	(5,863,680)	
Additional allowance (4)	-	-	-	(177,398)	(608,998)	(442,758)	(364,098)	(156,985)	-	(1,750,237)	

(1) Operations with overdue instalments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) The balance of non-accrual operations amounts to R$ 5,451,819 (R$ 4,599,103 at 03/31/2007).

(3) The policy of not using the "AA" rating for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan.

(4) According to BACEN's request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III) By business sector

	03/31/2008	%	03/31/2007	%
PUBLIC SECTOR	**887,200**	**0.7**	**879,157**	**1.0**
Generation, transmission and distribution of electric energy	571,005	0.5	539,332	0.6
Chemical and Petrochemical	122,926	0.1	205,103	0.2
Other	193,269	0.2	134,722	0.1
PRIVATE SECTOR	**124,772,933**	**99.3**	**90,300,952**	**99.0**
COMPANY	**60,260,147**	**48.0**	**42,931,930**	**47.1**
INDUSTRY AND COMMERCE	**32,957,022**	**26.2**	**24,331,766**	**26.7**
Food and beverages	5,417,503	4.3	4,728,951	5.2
Autoparts and accessories	1,233,859	1.0	955,556	1.0
Agribusiness capital assets	283,845	0.2	231,670	0.3
Industrial capital assets	1,345,709	1.1	1,067,365	1.2
Pulp and paper	797,878	0.6	739,971	0.8
Distribution of fuels	633,059	0.5	672,346	0.7
Electrical and electronic	2,680,894	2.1	1,829,603	2.0
Pharmaceuticals	897,997	0.7	874,913	1.0
Fertilizers, insecticides and crop protection	1,435,762	1.1	915,489	1.0
Tobacco	264,319	0.2	305,767	0.3
Import and export	1,212,290	1.0	748,842	0.8
Hospital care materials and equipment	300,871	0.2	214,824	0.2
Construction material	877,933	0.7	713,382	0.8
Steel and metallurgy	3,307,538	2.6	2,247,611	2.5
Wood and furniture	1,184,222	0.9	813,084	0.9
Chemical and Petrochemical	3,151,556	2.5	2,488,125	2.7
Supermarkets	261,025	0.2	171,393	0.2
Light and heavy vehicles	2,026,832	1.6	1,278,444	1.4
Clothing	2,156,257	1.7	1,650,048	1.8
Other - Commerce	1,627,009	1.3	756,909	0.8
Other - industry	1,860,664	1.5	927,473	1.0
SERVICES	**19,632,538**	**15.6**	**12,831,558**	**14.1**
Heavy construction (Constructors)	1,025,324	0.8	766,761	0.8
Financial	2,829,774	2.3	1,749,531	1.9
Generation, transmission and distribution of electric energy	1,874,328	1.5	1,492,268	1.6
Holding company	1,557,980	1.2	444,587	0.5
Real estate agents	2,587,251	2.1	1,292,208	1.4
Media	1,246,755	1.0	1,149,076	1.3
Service companies	1,232,852	1.0	864,545	0.9
Health care	407,300	0.3	295,094	0.3
Telecommunications	956,822	0.8	732,124	0.8
Transportation	2,834,260	2.3	1,597,739	1.8
Other services	3,079,892	2.5	2,447,625	2.7
PRIMARY SECTOR	**6,331,572**	**5.0**	**4,618,477**	**5.1**
Agribusiness	5,137,224	4.1	3,636,794	4.0
Mining	1,194,348	1.0	981,683	1.1
OTHER COMPANIES	**1,339,015**	**1.1**	**1,150,129**	**1.3**
INDIVIDUALS	**64,512,786**	**51.3**	**47,369,022**	**52.0**
Credit cards	10,968,670	8.7	8,705,977	9.5
Consumer loans/overdraft	16,188,993	12.9	16,003,966	17.6
Real estate financing	4,628,295	3.7	2,829,000	3.1
Vehicles	32,726,828	26.0	19,830,079	21.7
GRAND TOTAL	**125,660,133**	**100.0**	**91,180,109**	**100.0**

b) Credit concentration

Loan, lease and and other credit operations (*)	03/31/2008		03/31/2007	
	Risk	% of Total	Risk	% of Total
Largest debtor	1,552,898	1.1	839,899	0.8
20 largest debtors	9,818,782	7.1	7,593,204	7.5
50 largest debtors	16,171,498	11.7	13,410,822	13.3
100 largest debtors	22,312,138	16.2	18,662,880	18.5

Loan, lease and other credit operations and securities of companies and financial institutions (*)	03/31/2008		03/31/2007	
	Risk	% of Total	Risk	% of Total
Largest debtor	1,570,561	1.0	1,283,347	1.1
20 largest debtors	16,685,851	10.6	12,973,540	11.1
50 largest debtors	26,200,255	16.7	20,746,389	17.8
100 largest debtors	35,209,133	22.4	28,278,011	24.2

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 03/31/2008	01/01 to 03/31/2007
Opening balance	**(7,925,660)**	**(7,430,684)**
Balance arising from the acquisition of BKB in Chile/ Uruguay on 12/31/2006	-	(131,077)
Net increase for the period	(1,845,151)	(1,500,188)
Write-offs	1,623,732	1,448,032
Closing balance	**(8,147,079)**	**(7,613,917)**
Specific allowance (1)	(3,604,336)	(3,497,889)
Generic allowance (2)	(2,392,743)	(2,365,791)
Additional allowance (3)	(2,150,000)	(1,750,237)

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) For operations not covered by the previous item due to the classification of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 342,563 (R$ 262,124 at 03/31/2007) as they do not consider the option established by article 5 of CMN Resolution No. 2,682, of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At March 31, 2008, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 6.5% (8.4% at 03/31/2007).

d) Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 03/31/2008	01/01 to 03/31/2007
Net increase for the period	(1,845,151)	(1,500,188)
Recoveries	246,716	238,140
Result of allowance for loan losses	**(1,598,435)**	**(1,262,048)**

II- Renegotiated credits

	03/31/2008	03/31/2007
Renegotiated credits	2,862,365	3,161,087
Allowance for loan losses	(1,443,184)	(1,771,669)
(%)	50.4	56.0

e) Credit assignments

Until March 31, 2008, credit assignments without joint liability were carried out, with the subsidiary Itaú Cia Securitizadora Créditos Financeiros related to those operations with remote chances of recoverability, according to management. This portfolio, in the amount of R$ 871,926, fully provided for, was realized for the amount of R$ 136,039, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836, of 05/30/2001. The operation did not affect the consolidated result.

f) Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2008					01/01 to 03/31/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets						
Loan operations	2,911	59,582	40,033	182,397	284,923	434
Restricted operations on assets						
Foreign borrowings through securities	2,722	59,667	40,075	182,436	284,900	(336)
Net revenue from restricted operations						**98**

At March 31, 2008 there were no default operations.

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2008	03/31/2007
ASSETS – OTHER RECEIVABLES	**25,819,424**	**23,157,002**
Exchange purchase pending settlement – foreign currency	13,594,210	11,503,502
Bills of exchange and term documents – foreign currency	488	237
Exchange sale rights – local currency	12,471,365	11,896,750
(-) Advances received – local currency	(246,639)	(243,487)
LIABILITIES – OTHER LIABILITIES (Note 2a)	**25,966,175**	**23,473,537**
Exchange sales pending settlement – foreign currency	12,442,375	10,601,191
Liabilities from purchase of foreign currency – local currency	13,519,617	12,870,068
Other	4,183	2,278
MEMORANDUM ACCOUNTS	**323,431**	**185,613**
Outstanding import credits – foreign currency	290,085	156,621
Confirmed export credits – foreign currency	33,346	28,992

NOTE 9 – FUNDING AND BORROWING AND ONLENDING

a) Summary

	03/31/2008						03/31/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	57,600,861	5,813,851	4,757,420	10,272,757	78,444,889	38.4	64,466,308	41.5
Deposits received under securities repurchase agreements	35,798,064	9,146,425	9,636,605	31,110,455	85,691,549	42.0	59,774,050	38.5
Funds from acceptances and issuance of securities	465,725	898,412	341,987	5,471,347	7,177,471	3.5	7,830,948	5.0
Borrowing and onlending	1,302,220	5,752,395	4,748,010	7,159,381	18,962,006	9.2	12,219,952	7.9
Securitization of foreign payment orders	-	143,965	62,074	820,111	1,026,150	0.5	1,356,278	0.9
Subordinated debt	-	636,343	73	12,422,304	13,058,720 (*)	6.4	9,525,148	6.1
TOTAL	**95,166,870**	**22,391,391**	**19,546,169**	**67,256,355**	**204,360,785**		**155,172,684**	
% per maturity term	46.5	11.0	9.6	32.9				
TOTAL – 03/31/2007	**74,800,011**	**15,927,884**	**17,049,660**	**47,395,129**	**155,172,684**			
% per maturity term	48.2	10.3	11.0	30.5				

(*) Includes R$ 687,595 of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b) Deposits

	03/31/2008						03/31/2007	
	0-30	31-180	181-365	Over 365	TOTAL	%	Total	%
Demand deposits	18,573,286	-	-	-	18,573,286	23.7	16,859,101	26.1
Savings accounts	28,388,265	-	-	-	28,388,265	36.2	23,241,600	36.1
Interbank	570,663	449,866	441,498	113,606	1,575,633	2.0	2,306,878	3.6
Time deposits	8,795,117	5,363,985	4,315,922	10,159,151	28,634,175	36.5	20,947,939	32.5
Other deposits	1,273,530	-	-	-	1,273,530	1.6	1,110,790	1.7
TOTAL	**57,600,861**	**5,813,851**	**4,757,420**	**10,272,757**	**78,444,889**		**64,466,308**	
% per maturity term	73.4	7.4	6.1	13.1				
TOTAL – 03/31/2007	**48,740,314**	**4,980,107**	**4,543,618**	**6,202,269**	**64,466,308**			
% per maturity term	75.7	7.7	7.0	9.6				

At ITAÚ HOLDING, on 03/31/2008, Portfolio is composed of Interbank Deposits in the amount of R$ 1,756,744 maturing over 365 days.

c) Deposits received under securities repurchase agreements

	03/31/2008						03/31/2007	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	**6,625,555**	**9,146,425**	**9,636,605**	**31,006,647**	**56,415,232**	**65.8**	**42,275,355**	**70.7**
Public securities	3,974,155	68,564	322,742	108,693	4,474,154	5.2	124,429	0.2
Private securities	-	455,104	-	-	455,104	0.5	77,556	0.1
Own issue	1,638,316	8,563,777	9,311,753	30,511,135	50,024,981	58.4	35,067,419	58.7
Foreign	1,013,084	58,980	2,110	386,819	1,460,993	1.7	7,005,951	11.7
Third-party portfolio	**29,172,509**	**-**	**-**	**-**	**29,172,509**	**34.0**	**14,098,158**	**23.6**
Free portfolio	**-**	**-**	**-**	**103,808**	**103,808**	**0.2**	**3,400,537**	**5.7**
TOTAL	**35,798,064**	**9,146,425**	**9,636,605**	**31,110,455**	**85,691,549**		**59,774,050**	
% per maturity term	41.8	10.7	11.2	36.3				
TOTAL – 03/31/2007	**25,435,335**	**5,716,015**	**5,865,793**	**22,756,907**	**59,774,050**			
% per maturity term	42.5	9.6	9.8	38.1				

d) Funds from acceptance and issuance of securities

	03/31/2008						03/31/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE AND REAL ESTATE NOTES	61,610	226,663	-	984,920	1,273,193	17.7	965,118	12.3
DEBENTURES	109,141	108,239	-	2,132,647	2,350,027	32.7	2,952,459	37.7
FOREIGN BORROWINGS AND SECURITIES	294,974	563,510	341,987	2,353,780	3,554,251	49.6	3,913,371	50.0
Trade Related – Issued abroad - Structure Note Issued	224,253	273,361	196,523	156,728	850,865	11.9	-	-
Non-Trade Related	70,721	290,149	145,464	2,197,052	2,703,386	37.7	3,913,371	50.0
Issued in Brazil - Fixed Rate Notes	3,370	-	54	16,669	20,093	0.3	424,480	5.5
Issued abroad	67,351	290,149	145,410	2,180,383	2,683,293	37.4	3,488,891	44.5
Brazil Risk Note Programme	44,719	131,989	112,865	640,236	929,809	13.0	433,876	5.5
Euro Certificates of Deposits	14,968	3,061	-	6,008	24,037	0.3	157,383	2.0
Euro Medium Term Note Programme	395	2,298	2,834	71,350	76,877	1.1	14,620	0.2
Euronotes	-	136,691	-	-	136,691	1.9	238,189	3.0
Fixed Rate Notes	7,069	15,744	29,641	1,462,363	1,514,817	21.1	2,637,334	33.7
Other	200	366	70	426	1,062	0.0	7,489	0.1
TOTAL	465,725	898,412	341,987	5,471,347	7,177,471		7,830,948	
% per maturity term	6.5	12.5	4.8	76.2				
TOTAL – 03/31/2007	89,896	1,218,079	2,958,973	3,564,000	7,830,948			
% per maturity term	1.1	15.6	37.8	45.5				

e) Borrowing and onlending

	03/31/2008						03/31/2007	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWING	**774,457**	**4,417,109**	**3,785,051**	**2,909,289**	**11,885,906**	**62.7**	**6,872,079**	**56.2**
Domestic	44,798	127,024	30,504	4,529	206,855	1.1	256,479	2.1
Foreign (*)	729,659	4,290,085	3,754,547	2,904,760	11,679,051	61.6	6,579,921	53.8
Assumption of obligations	-	-	-	-	-	0.0	35,679	0.3
ONLENDING	**527,763**	**1,335,286**	**962,959**	**4,250,092**	**7,076,100**	**37.3**	**5,347,873**	**43.8**
Domestic – official institutions	220,321	763,107	783,104	3,944,880	5,711,412	30.1	5,006,726	41.0
BNDES	67,153	269,442	327,257	2,350,873	3,014,725	15.9	2,529,460	20.7
FINAME	135,532	488,916	438,149	1,513,279	2,575,876	13.6	2,359,096	19.3
Other	17,636	4,749	17,698	80,728	120,811	0.6	118,170	1.0
Foreign	307,442	10,591	8,071	279,037	605,141	3.2	341,147	2.8
Bills of Credit related to agribusiness	-	561,588	171,784	26,175	759,547	4.0	-	0.0
TOTAL	**1,302,220**	**5,752,395**	**4,748,010**	**7,159,381**	**18,962,006**		**12,219,952**	
% per maturity term	6.9	30.3	25.0	37.8				
TOTAL – 03/31/2007	**534,466**	**3,877,684**	**2,305,939**	**5,501,863**	**12,219,952**			
% per maturity term	4.4	31.7	18.9	45.0				

(*) *Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.*

f) Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders received abroad.

	03/31/2008				03/31/2007	
	31-180	181-365	Over 365	Total	Total	%
TOTAL	143,965	62,074	820,111	1,026,150	1,356,278	100.0
% per maturity term	14.0	6.1	79.9			
TOTAL - 03/31/2007	94,588	62,796	1,198,894	1,356,278		
% per maturity term	7.0	4.6	88.4			

g) Subordinated debt

Funding obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007 and amendments established by CMN Resolution No. 3,532, of January 31, 2008 is

	03/31/2008					03/31/2007	
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	25,449	-	10,914,530	10,939,979	83.8	7,199,627	75.6
Debentures (2)	604,279	-	-	604,279	4.6	603,862	6.3
Euronotes (3)	6,615	-	820,252	826,867	6.3	915,410	9.6
Redeemable preferred shares (4)	-	-	-	-	-	806,249	8.5
TOTAL OTHER LIABILITIES	**636,343**	-	**11,734,782**	**12,371,125**		**9,525,148**	
Redeemable preferred shares (4)	-	73	687,522	687,595	5.3		
GRAND TOTAL	**636,343**	**73**	**12,422,304**	**13,058,720**			
% per maturity term	4.9	0.0	95.1				
TOTAL – 03/31/2007	**41,411**	**1,312,541**	**8,171,196**	**9,525,148**			
% per maturity term	0.4	13.8	85.8				

(1) Bank Deposit Certificates:

- *Issued on December 23, 2002, with face value of R$ 850,000, with maturity on December 23, 2009 and paying interest semiannually at the Interbank Deposit rate plus 0.87% p.a., upon maturity;*
- *Issued on March 26, 27 and 28, 2002, with face value of R$ 5,000,000, with maturity on April 2, 2012 and paying interest of 103.5% at the Interbank Deposit rate upon maturity;*
- *Issued on May 18, 21, 22, 23 and 24, 2007, with face value of R$ 1,804,500, with maturity on May 22, 2014 and paying interest of Interbank Deposit rate plus 0.35% p.a., upon maturity;*
- *Issued on November 1, 2007, with face value of R$ 300,000, with maturity on November 1, 2012 and paying interest at the Interbank Deposit rate plus 0.35% p.a. upon maturity.*

The issues below are awaiting BACEN's approval in order to be added to the Reference Equity:

- *Issued on January 30 and 31, 2008, with face value of R$ 880,000, with maturity on February 1, 2013 and paying interest at the Interbank Deposit rate plus 0.50% p.a. upon maturity;*
- *Issued on February 01, 07, 08 and 25, 2008, with face value of R$ 1,256,000, with maturity on February 01, 07, 08 and 25, 2013 respectively and paying interest at the Interbank Deposit rate plus 0.50% p.a. upon maturity;*

(2) Non-convertible debentures:

- *Issued on September 1, 2001, with face value of R$ 600,000, with maturity on September 1, 2008, with no projected amortization or renegotiation and paying interest semiannually at the Interbank Deposit rate plus 0.75% p.a..*

(3) Euronotes:

- *Issued on August 13, 2001, in the amount of US$ 100,000 thousand, and on November 9, 2001, in the amount of US$ 80,000 thousand, with maturity on August 15, 2011 and paying interest semiannually at the rate of 10% p.a.;*
- *Issued on August 13, 2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on August 15, 2011 and paying interest semiannually at the rate of 4.25% p.a..*

(4) Redeemable preferred shares:

- *Issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;*
- *Recorded in the appropriate account of Stockholders' Equity and presented in Minority Interest as from June 30, 2007.*

NOTE 10 – INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Mathematical provision of benefits to be granted and benefits	6,692	6,815	21,337,429	16,664,743	-	-	21,344,121	16,671,558
Unearned premiums	835,348	786,635	287,037	262,324	-	-	1,122,385	1,048,959
Mathematical provision for redemptions	-	-	-	-	1,074,681	1,047,963	1,074,681	1,047,963
Raffle contingency	-	-	-	-	43,544	58,151	43,544	58,151
Unsettled claims	547,683	432,532	92,031	61,320	-	-	639,714	493,852
Financial surplus	1,849	-	321,407	303,670	-	-	323,256	303,670
IBNR	188,087	191,122	30,002	25,796	-	-	218,089	216,918
Financial variation	-	-	96,807	86,286	-	-	96,807	86,286
Premium deficiency	77,892	70,144	14,265	11,318	-	-	92,157	81,462
Health care (1)	44,068	47,024	-	-	-	-	44,068	47,024
Other	33,824	23,120	14,265	11,318	-	-	48,089	34,438
Insufficient contribution	-	-	63,710	56,408	-	-	63,710	56,408
Other (2)	18,550	4,033	87,776	52,388	8,547	9,020	114,873	65,441
TOTAL	1,676,101	1,491,281	22,330,464	17,524,253	1,126,772	1,115,134	25,133,337	20,130,668

(1) *The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.*

In compliance with USGAAP standards, the provision recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 582,194 at 12/31/2006 (R$ 614,109 at 12/31/2005), sufficient to cover deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, discussions are still being maintained with the ANS (Brazilian Health Agency – health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) *Basically represented by Additional Provision for Premiums, Risk variation, Redemption and Other unsettled amounts and Raffles pending/ payable.*

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Interbank investments – Money market	393,324	234,052	305,344	270,510	471,213	301,332	1,169,881	805,894
Securities and derivative financial instruments	1,037,709	1,003,182	21,805,853	17,092,164	675,039	833,188	23,518,601	18,928,534
PGBL/VGBL fund quotas (1)	-	-	19,854,053	15,362,898	-	-	19,854,053	15,362,898
Other securities	1,037,709	1,003,182	1,951,800	1,729,266	675,039	833,188	3,664,548	3,565,636
Government	372,628	370,556	687,412	757,996	20,330	147,633	1,080,370	1,276,185
Private	665,081	632,626	1,264,388	971,270	654,709	685,555	2,584,178	2,289,451
Credit rights (2)	238,756	247,974	241,613	200,370	-	-	480,369	448,344
TOTAL	1,669,789	1,485,208	22,352,810	17,563,044	1,146,252	1,134,520	25,168,851	20,182,772

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables – Insurance premiums receivable.

c) Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 03/31/2008	01/01 to 03/31/2007	01/01 to 03/31/2008	01/01 to 03/31/2007	01/01 to 03/31/2008	01/01 to 03/31/2007	01/01 to 03/31/2008	01/01 to 03/31/2007
Income from financial operations	34,422	41,428	117,675	43,036	9,659	19,264	161,756	103,728
Financial income from insurance, pension plan and capitalization operations	34,500	41,489	516,820	456,617	27,310	39,709	578,630	537,815
Financial expenses from insurance, pension plan and capitalization operations	(78)	(61)	(399,145)	(413,581)	(17,651)	(20,445)	(416,874)	(434,087)
Results of operations from insurance, pension plan and capitalization	153,178	156,332	100,117	95,348	65,198	61,037	318,493	312,717
Premiums and contributions	569,934	547,589	1,708,585	1,313,380	234,056	197,037	2,512,575	2,058,006
Changes in technical provisions	13,219	(9,091)	(1,073,074)	(633,412)	(161,752)	(129,450)	(1,221,607)	(771,953)
Expenses for claims	(335,583)	(296,917)	(52,391)	(33,993)	-	-	(387,974)	(330,910)
Selling expenses	(87,928)	(84,343)	(7,048)	(6,372)	(630)	(545)	(95,606)	(91,260)
Expenses for benefits and redemptions	(268)	-	(474,517)	(542,033)	(6,333)	(5,070)	(481,118)	(547,103)
Other income and expenses	(6,196)	(906)	(1,438)	(2,222)	(143)	(935)	(7,777)	(4,063)
TOTAL	187,600	197,760	217,792	138,384	74,857	80,301	480,249	416,445

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) **Contingent Assets:** there are no contingent assets recorded.

b) **Contingent Liabilities:** these are estimated and classified as follows:

- **Calculation criteria:**

  Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

  - Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or
  - Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

  These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

  Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

  Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

  Other Risks: calculated mainly based on the assessment of credit risk on joint obligations.

- **Contingencies classified as probable:** are recognized in the accounting books and comprise: Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

  The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

Change in provision for contingent liabilities	01/01 to 03/31/2008					01/01 to 03/31/2007
	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	1,272,721	1,756,459	529,256	97,489	3,655,925	2,905,185
(-) Contingencies guaranteed by indemnity clauses (Note 4l I)	(44,633)	(563,683)	(10,174)	-	(618,490)	(578,233)
Subtotal	1,228,088	1,192,776	519,082	97,489	3,037,435	2,326,952
Changes in the period reflected in results (Notes 12e and 12h)	189,057	115,776	39,139	(245)	343,727	205,421
Restatements/Charges	-	-	2,622	-	2,622	5,681
Increase	189,057	115,776	40,106	-	344,939	227,786
Write-offs through reversal	-	-	(3,589)	(245)	(3,834)	(28,046)
Payments	(132,200)	(66,853)	(2,186)	-	(201,239)	(142,936)
Subtotal	1,284,945	1,241,699	556,035	97,244	3,179,923	2,389,437
(+) Contingencies guaranteed by indemnity clauses (Note 4l I)	121,843	552,666	10,438	-	684,947	718,055
Closing balance (Note 12c)	1,406,788	1,794,365	566,473	97,244	3,864,870	3,107,492
Escrow deposits at 03/31/2008 (Note 12a)	523,664	852,221	304,366	-	1,680,251	
Escrow deposits at 03/31/2007 (Note 12a)	423,009	718,811	501,114	-	1,642,934	

- **Contingencies classified as possible:** not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 179,507 and Tax and Social Security Lawsuits amounting to R$ 1,866,095. The principal characteristics of these lawsuits are described below:

  - CPMF (Tax on Bank Account Outflows) in Customer Operations – R$ 431,755: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on operations carried

out with customers. The decision from the Taxpayers' Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

- IRPJ/CS (Income Tax/Social Contribution) on disposal of investments – R$ 377,545: refers to tax assessment notice issued due to tax effects on disposal of investments. Awaiting Court's decision.

- IRPJ/PDD (Income tax/Allowance for loan losses) – R$ 155,851: Reject the In No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the Regulatory Instruction (IN) No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal; however, the judgment by the Federal Regional Court of the 3rd Region is pending.

- CPMF – Transfer of Securities - R$ 148,642: refers to tax assessment notices issued for collection of deferred tax asset related to CPMF on payment of liabilities arising from transfer of securities. A decision from the Taxpayers' Council is pending.

- ISS – Banking Institutions – R$ 134,579: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

- Apportionment of Net Assets by Book Value – R$ 120,764: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. Awaiting Court's decision.

The amount of R$ 1,198,254 (R$ 1,014,467 at 03/31/2007) related to Securities, the amount of R$ 1,637,171 (R$ 523,623 at 03/31/2007) (Note 12a) of deposits, as well as Permanent Assets in the amount of R$ 995,464 (R$ 1,008,398 at 03/31/2007), according to article 32 of Law No. 10,522/02, are pledged in guarantee of voluntary appeals related to contingent liabilities lawsuits. As a result of the unconstitutionality lawsuit No. 1976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals on April 10, 2007. The Bank is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 874,389 (R$ 911,766 at 03/31/2007) (Note 12a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c) **Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes** – recognized at the full amount being questioned and respective escrow deposits, as follows:

Change in legal liabilities	**01/01 to 03/31/2008**	**01/01 to 03/31/2007**
Opening balance	**5,433,380**	**3,827,180**
Changes in the period reflected in results	280,628	342,349
Charges on taxes	86,337	74,117
Net increase	253,816	270,735
Write-offs through reversal	(59,525)	(2,503)
Payments	(39,081)	(1,337)
Closing balance (Note 13c)	**5,674,927**	**4,168,192**
Probability of loss		
Probable	1,003,121	941,853
Possible	292,544	280,017
Remote	4,379,262	2,946,322

Change in escrow deposits	**01/01 to 03/31/2008**	**01/01 to 03/31/2007**
Opening balance	**3,013,026**	**2,363,669**
Appropriation of income	54,098	47,775
Changes in the period	244,940	80,905
Deposited	244,940	84,410
Withdrawals	-	(3,505)
Closing balance (Note 12a)	**3,312,064**	**2,492,349**

The main natures of processes are described as follows:

- PIS and COFINS X Law No. 9,718/98 – R$ 2,337,133 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718/98, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 505,684.

- IRPJ and CSLL X Profit Earned Abroad – R$ 794,475. Aimed at rejecting the requirement set forth by Regulatory Instruction No. 213/02, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 455,185.

- CPMF (Tax on Bank Account Outflows) – Leasing companies – R$ 619,603 – Aimed at giving the treatment granted to financial institutions to leasing companies as to zero rate of CPMF Article 8, item 3, of Law No. 9,311/96). The corresponding escrow deposit totals R$ 522,680.

- PIS X Constitutional Amendments Nos. 10/96 and 17/97 – R$ 359,034 – Aimed at rejecting the levy of PIS from 01/01/1996 to 02/28/1997, from the end of the term enforced by Constitutional Amendment 10/96 and the restart of its enforcement, with the enactment of Constitutional Amendments Nos. 10/96 and 17/97, based on principles of anteriority over 90 days and not retroactive to tax laws and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 38,334.

- CSLL X Equality – R$ 261,046 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249/95, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 146,780.

- INSS X Supplementary Law No. 84/96 and Additional rate of 2.5% – R$ 217,033 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 172,081.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3,535 of January 31, 2008.

NOTE 12 – BREAKDOWN OF ACCOUNTS

a) Other sundry receivables

	03/31/2008	03/31/2007
Deferred tax assets (Note 13b I)	7,004,588	6,702,824
Social contribution for offset (Note 13b I)	919,708	988,450
Taxes and contributions for offset	1,203,934	925,430
Escrow deposits in guarantee for provision for contingent liabilities (Note 11b)	3,317,422	2,166,557
Contingencies classified as probable	1,680,251	1,642,934
Contingencies classified as possible - tax and social security	1,637,171	523,623
Escrow deposits for legal liabilities – tax and social security (Note 11c)	3,312,064	2,492,349
Escrow deposits for foreign fund raising program	403,865	481,517
Receivables from reimbursement of contingent liabilities (Note 11b)	874,389	911,766
Receivables from the sale of the Credicard brand (1)	227,284	266,452
Sundry domestic debtors	299,210	242,812
Sundry foreign debtors (2)	270,731	168,080
Tax incentive options	100,522	132,267
Recoverable payments	25,849	18,600
Salary advances	46,304	46,788
Amounts receivable from related companies	16,845	18,101
Operations without credit granting characteristics	180,346	76,954
Securities and credits receivable (3)	193,233	97,110
(-) Allowance for other loan losses	(12,887)	(20,156)
Other	40,646	26,663
Total	**18,243,707**	**15,665,610**

(1) Refers to right exercised by Citibank related to the exclusive use of the Credicard brand from January 1, 2009 (disclosed in Material Fact by ITAÚ HOLDING on December 6, 2006).

(2) Includes the amount of R$ 95,837 received in April 2008 related to the sale of the shares of Visa Inc.

(3) Includes the amount of R$ 118,659 related to the acquisition, at a public bidding, carried out by Banco Itaú in April 2007 of rights held by the Government of the State of Goiás on the receipt of funds and royalties from Itaipu Binacional.

At ITAÚ HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 29,950 (R$ 6,252 at 03/31/2007) and Deferred Tax Assets of R$ 141,808 (R$ 478,704 at 03/31/2007) (Note 13b I).

b) Prepaid expenses

	03/31/2008	03/31/2007
Technical cooperation agreement (1)	2,095,714	924,021
Association for the promotion and offer of financial products and services (2)	305,000	-
Commissions	1,923,388	528,270
Related to insurance and pension plan	149,148	163,232
Related to vehicle financing (3)	1,744,487	328,543
Other	29,753	36,495
Advertising	121,089	99,004
Other	186,539	171,318
Total	**4,631,730**	**1,722,613**

(1) Basically refers to the amounts spend to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of March 31, 2008, the balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo.

(2) Refers to the agreements signed with the companies LPS Brasil – Consultoria de Imóveis S.A. and Dafra da Amazonia Indústria e Comércio de Motocicletas Ltda.

(3) Commissions paid to dealers upon the granting of vehicle financing or leasing that started to be recognized in income in 2007 based on the terms of the contracts.

c) Other sundry liabilities

	03/31/2008	03/31/2007
Provision for contingent liabilities (Note 11b)	3,864,870	3,107,492
Provision for sundry payments	928,907	868,110
Provision for personnel	501,674	448,532
Sundry creditors - local	449,228	366,929
Liabilities for official agreements and rendering of payment services	252,585	84,949
Sundry creditors - foreign	230,634	165,105
Related to insurance operations	210,788	189,488
Liabilities for purchase of assets and rights	91,935	126,165
Creditors of funds to be released	143,722	73,703
Funds from consortia participants	49,862	67,402
Provision to cover actuarial deficit (Note 18c)	27,419	29,108
Provision for corporate restructuring (*)	-	92,095
Other	19,525	37,963
Total	**6,771,149**	**5,657,041**

(*) Refers to the provision for corporate restructuring of BKB.

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of mounts payable related to acquisition of investments of R$ 3,757 (R$ 26,178 at 03/31/2007) and purchase of own shares of R$ 41,979 with financial settlement in April 2008.

d) Banking service fees

	01/01 to 03/31/2008	01/01 to 03/31/2007
Asset management	482,341	482,419
Funds management fees	472,246	472,554
Consortia management fees	10,095	9,865
Current account services	336,148	404,793
Credit cards	601,371	576,104
Annual fees	169,592	168,676
Other services	431,780	407,428
Relationship with stores	328,842	308,657
Credit card processing	102,938	98,771
Loan operations and guarantees provided	616,443	497,780
Loan operations	573,035	467,079
Guarantees provided	43,408	30,701
Collection services	243,688	222,274
Collection fees	128,258	115,263
Collection services	56,672	49,048
Interbank charges (securities, checks and wire)	58,758	57,963
Other	222,827	237,084
Income from consultation to Serasa (*)	1,443	58,414
Income from brokerage	75,658	67,690
Income from custody services and management of portfolio	33,704	25,115
Income from economic and financial advisory	21,294	9,916
Foreign exchange services	14,188	20,722
Other services	76,540	55,227
Total	**2,502,818**	**2,420,454**

(*) *The result for the period from January 1 to March 31, 2008 was affected by the partial disposal on June 28, 2007 of the interest held in the capital stock of Serasa.*

e) Personnel expenses

	01/01 to 03/31/2008	01/01 to 03/31/2007
Compensation	(839,945)	(720,758)
Charges	(246,529)	(206,841)
Welfare benefits	(205,804)	(186,864)
Training	(15,516)	(10,377)
Subtotal	**(1,307,794)**	**(1,124,840)**
Severance pay	(31,239)	(26,976)
Labor claims (Note 11b)	(115,776)	(99,851)
Total	**(1,454,809)**	**(1,251,667)**

f) Other administrative expenses

	01/01 to 03/31/2008	01/01 to 03/31/2007
Data processing and telecommunications	(416,855)	(398,911)
Depreciation and amortization (Note 14b)	(138,530)	(167,002)
Facilities	(227,405)	(214,587)
Third-party services	(285,578)	(276,399)
Financial system services	(131,951)	(129,780)
Advertising, promotions and publications	(91,401)	(86,586)
Transportation	(64,414)	(61,668)
Materials	(47,173)	(49,199)
Security	(59,639)	(50,433)
Legal	(8,537)	(16,290)
Travel expenses	(17,200)	(14,302)
Other	(74,414)	(66,088)
Total	**(1,563,097)**	**(1,531,245)**

g) Other operating revenues

	01/01 to 03/31/2008	01/01 to 03/31/2007
Reversal of operating provisions – Legal liabilities – tax and social security (Note 11c)	59,525	2,503
Investment in subsidiaries, not arising from net income	-	32,006
Recovery of charges and expenses	32,755	20,533
Other	62,624	136,721
Total	**154,904**	**191,763**

h) Other operating expenses

	01/01 to 03/31/2008	01/01 to 03/31/2007
Provision for contingencies (Note 11b)	(228,442)	(105,570)
Civil lawsuits (*)	(189,057)	(113,076)
Tax and social security	(39,139)	5,021
Other	(245)	2,485
Selling - credit cards	(134,378)	(93,652)
Claims	(58,910)	(39,054)
Foreign exchange variation on liabilities of companies abroad	(9,287)	(1,819)
Investment in subsidiaries, not arising from net income	(8,367)	-
Amortization of goodwill on investments	-	(10,744)
Other	(88,382)	(128,051)
Total	**(527,766)**	**(378,890)**

(*) From January 1 to March 31, 2008 includes the provision for economic plans amounting to R$ 83,734.

i) Non-operating income

	01/01 to 03/31/2008	01/01 to 03/31/2007
Disposal of investments	182,013	-
MasterCard Inc.	82,964	-
Visa Inc.	99,049	-
Other	(2,428)	24,743
Total	**179,585**	**24,743**

NOTE 13 - TAXES

a) Composition of expenses for taxes and contributions

I- We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 03/31/2008	01/01 to 03/31/2007
Income before income tax and social contribution	**3,108,154**	**3,119,171**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(1,056,772)	(1,060,518)
Increase/decrease to Income Tax and Social Contribution charges arising from:		
Permanent (additions) exclusions	**219,324**	**(23,620)**
Investments in affiliates	29,659	11,027
Foreign exchange variation on investments abroad	(23,759)	(111,795)
Interest on capital	163,411	21,902
Dividends, interest on external debt bonds and tax incentives	74,348	42,759
Other	(24,335)	12,487
Temporary (additions) exclusions	**424,352**	**155,908**
Allowance for loan losses	(109,788)	(211,973)
Excess (insufficiency) of depreciation of leased assets	577,295	369,549
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	28,930	(72,635)
Interest on capital	-	130,801
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(55,463)	(79,258)
Realization (amortization) of goodwill on purchase of investments	61,869	60,154
Other non-deductible provisions	(78,491)	(40,730)
(Increase) Offset of tax losses/negative social contribution basis	**(319,635)**	**(127,375)**
Expenses for income tax and social contribution	**(732,731)**	**(1,055,605)**
Related to temporary differences		
Increase (reversal) for the period	(108,643)	(28,533)
Prior periods increase (reversal)	78,499	19,421
Income (expenses) from deferred taxes	**(30,144)**	**(9,112)**
Total income tax and social contribution	**(762,875)**	**(1,064,717)**

II-Composition of tax expenses

	01/01 to 03/31/2008	01/01 to 03/31/2007
PIS and COFINS	(396,220)	(422,966)
ISS	(69,974)	(74,345)
CPMF (*)	-	(73,483)
Other	(51,155)	(37,701)
Total (Note 4m)	**(517,349)**	**(608,495)**

(*) As from January 1, 2008, the withholding and payment of CPMF established by Law No. 9,311 of October 24, 1996 were cancelled.

At ITAÚ HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 4,913 (R$ 7,030 from 01/01 to 03/31/2007).

III – Tax Effects on Foreign Exchange Management of Investments Abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b) Deferred Taxes

I- The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS				
	03/31/2007	03/31/2008	12/31/2007	Realization / Reversal	Increase	03/31/2008	03/31/2007
Reflected on income and expense accounts			6,347,847	(579,152)	1,221,924	6,990,619	6,702,824
Related to income tax and social contribution loss carryforwards			469,810	(21,535)	328,938	777,213	655,901
Related to disbursed provisions			2,343,033	(292,910)	459,700	2,509,823	2,599,331
Allowance for loan losses			1,820,518	(250,711)	451,223	2,021,030	1,990,055
Allowance for real estates			29,440	(3,940)	2,003	27,503	31,710
Goodwill on purchase of investments			335,472	(19,013)	-	316,459	405,352
Other			157,603	(19,246)	6,474	144,831	172,214
Related to non-disbursed provisions (*)	11,220,527	11,848,945	3,535,004	(264,707)	433,286	3,703,583	3,447,592
Related to the operation	9,470,290	9,698,945	2,804,004	(264,707)	433,286	2,972,583	2,852,511
Interest on capital	1,094,202	-	-	-	-	-	372,029
Legal liabilities – tax and social security	1,852,242	2,878,178	714,816	(23,641)	43,491	734,666	484,227
Provision for contingent liabilities	2,240,925	2,862,774	879,541	(69,648)	130,269	940,162	683,019
Civil	810,628	1,284,945	407,757	(44,953)	64,022	426,826	269,343
Labor	855,605	1,021,794	291,837	(22,731)	38,382	307,488	259,780
Tax and social security	574,692	556,035	179,947	(1,964)	27,865	205,848	153,896
Adjustments from operations in futures market	44,700	196,917	26,986	-	39,966	66,952	15,198
Goodwill on purchase of investments	2,842,304	2,038,274	734,648	(41,635)	-	693,013	847,276
Provision for corporate restructuring	92,095	-	-	-	-	-	31,312
Other non-deductible provisions	1,303,822	1,722,802	448,013	(129,783)	219,560	537,790	419,450
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	1,750,237	2,150,000	731,000	-	-	731,000	595,081
Reflected in stockholders' equity accounts – adjustment to market value of available-for-sale securities	-	41,085	3,344	-	10,625	13,969	-
Total	11,220,527	11,890,030	6,351,191	(579,152)	1,232,549	7,004,588	6,702,824
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			925,687	(5,979)	-	919,708	988,450

(*) From a financial point of view, rather than recording the provision of R$ 11,890,030 (R$ 11,220,527 at 03/31/2007) and deferred tax assets of R$ 3,703,583 (R$ 3,447,592 at 03/31/2007), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 7,004,588 (R$ 6,702,824 at 03/31/2007) to R$ 3,301,005 (R$ 3,255,232 at 03/31/2007).

At ITAÚ HOLDING, Deferred Tax Assets amount to R$ 141,808 (R$ 478,704 at 03/31/2007) and are basically represented by the Tax Losses and Social Contribution Losses Carryforwards of R$ 110,542 (R$ 107,513 at 03/31/2007) and Interest on Capital (R$ 341,253 at 03/31/2007), which realization is expected in 1 year.

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2007	Realization / Reversal	Increase	03/31/2008	03/31/2007
Reflected on income and expense accounts	4,141,133	(9,223)	668,517	4,800,427	2,803,538
Depreciation in excess - leasing	3,554,767	-	577,781	4,132,548	2,258,158
Taxation of results abroad – Capital gains	65,534	(6,800)	-	58,734	50,938
Adjustments of operations carried out in futures settlement market	65,899	(793)	7,106	72,212	172,559
Adjustment to market value of trading securities and derivative financial instruments	117,579	-	58,623	176,202	87,088
Restatement of escrow deposits related to legal and contingent liabilities	209,494	-	25,007	234,501	151,599
Income on sale of permanent asset items and rights	70,004	(88)	-	69,916	70,266
Other	57,856	(1,542)	-	56,314	12,930
Reflected in stockholders' equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	35,716	(6,005)	-	29,711	79,563
Total	4,176,849	(15,228)	668,517	4,830,138	2,883,101

At ITAÚ HOLDING, the provision for deferred income and social contribution amounts to R$ 1,715 (R$ 942 at 03/31/2007), basically comprised of Restatement of escrow deposits related to legal and contingent liabilities.

III- The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and the provision for deferred income tax and social contribution existing at 03/31/2008, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

Realization year	Deferred tax assets			Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
	Temporary differences	Tax loss and negative basis	Total			
2008	1,559,900	605,977	2,165,877	136,309	(586,623)	1,715,563
2009	1,222,070	171,236	1,393,306	244,254	(744,703)	892,857
2010	1,264,575	-	1,264,575	199,817	(951,420)	512,972
2011	789,252	-	789,252	103,945	(975,853)	(82,656)
2012	573,007	-	573,007	45,265	(1,124,543)	(506,271)
After 2012	818,571	-	818,571	190,118	(446,996)	561,693
Total	6,227,375	777,213	7,004,588	919,708	(4,830,138)	3,094,158
Present value (*)	5,550,153	744,841	6,294,994	810,072	(4,214,969)	2,890,097

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV- Unrecorded deferred tax assets amount to R$ 232,919 (R$ 327,401 at 03/31/2007).

At ITAÚ HOLDING, there is no unrecorded deferred tax assets (R$ 10,087 at 03/31/2007).

c) Tax and Social Security Contributions

	03/31/2008	03/31/2007
Taxes and contributions on income payable	382,620	597,517
Taxes and contributions payable	336,364	343,197
Provision for deferred income tax and social contribution (Note 13b II)	4,830,138	2,883,101
Legal Liabilities – tax and social security (Note 11c)	5,674,927	4,168,192
Total	**11,224,049**	**7,992,007**

At ITAÚ HOLDING the balance of Tax and Social Security Contributions totals R$ 161,199 (R$ 93,224 at 03/31/2007) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 158,793 (R$ 69,298 at 03/31/2007).

d) Taxes paid or provided for and withheld from clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll, and the amounts withheld and collected from clients levied directly on financial operations:

	03/31/2008	03/31/2007
Taxes paid or provided for	1,787,704	1,981,793
Taxes withheld and collected from clients	998,186	1,699,179
Total	**2,785,890**	**3,680,972**

NOTE 14 - PERMANENT ASSETS

a) Investments

I - Changes of investments - ITAÚ HOLDING

Companies		Balances at 12/31/2007	Goodwill amortization	Subscription/ Acquisition/ Sales	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustment to marketable securities of subsidiaries	Balances at 03/31/2008	Balances at 03/31/2007	Equity in earnings of subsidiaries from 01/01 to 03/31/2007
Domestic		**29,904,295**	-	-	**(92,258)**	**1,813,110**	**(78,811)**	**31,546,336**	**25,534,112**	**1,817,308**
Banco Itaú S.A.		13,792,595	-	-	(63,724)	627,858	(74,588)	14,282,141	12,291,660	660,878
Banco Itaucard S.A.	(2)	7,178,299	-	-	-	686,408	-	7,864,707	5,295,589	775,063
Banco Itaú BBA S.A.		4,295,370	-	-	(22,472)	233,858	(3,069)	4,503,687	4,014,785	129,480
Itauseg Participações S.A.		3,060,620	-	-	-	178,133	(281)	3,238,472	2,587,090	193,891
Itaú BBA Participações S.A.		1,249,336	-	-	-	65,952	(875)	1,314,413	1,161,704	34,834
Itaú Corretora de Valores S.A.	(2)	328,075	-	-	(6,062)	20,901	2	342,916	183,284	23,162
Abroad		**1,472,696**	**(12,853)**	**222,500**	-	**31,340**	**1,801**	**1,715,484**	**1,467,508**	**1,624**
Itaú Chile Holdings, Inc.	(3a)	1,199,622	(11,310)	222,500	-	17,754	2,628	1,431,194	1,207,385	(21,870)
Banco Itaú Uruguay S.A.	(3b)	193,066	(1,178)	-	-	6,587	(827)	197,648	186,768	21,802
Oca S.A.	(3c)	54,929	(313)	-	-	4,878	-	59,494	47,422	2,141
Oca Casa Financiera S.A.	(3d)	22,877	(46)	-	-	1,984	-	24,815	23,377	(441)
Aco Ltda.	(3e)	2,134	(6)	-	-	149	-	2,277	2,360	(10)
Itaú Uruguay Directo S.A.	(3f)	68	-	-	-	(12)	-	56	196	2
GRAND TOTAL		**31,376,991**	**(12,853)**	**222,500**	**(92,258)**	**1,844,450**	**(77,010)**	**33,261,820**	**27,001,620**	**1,818,932**

(1) Income receivable includes interest on capital receivable amounting to R$ 620,379 (R$ 430,259 at 03/31/2007);

(2) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(3) Investments that include goodwill amounting to: (a) R$ 395,864, (b) R$ 41,229, (c) R$ 10,957, (d) R$ 1,591, (e) R$ 186 and (f) R$ 6.

Companies	Capital	Stockholders' equity	Net income for the period	Number of shares owned by ITAÚ HOLDING			Equity share in voting capital (%)	Equity share in Capital (%)
				Common	Preferred	Quotas		
Domestic								
Banco Itaú S.A.	10,202,000	14,190,558	588,626	99,569,772	-	-	100.00	100.00
Banco Itaucard S.A.	15,032,007	24,199,981	753,069	-	1,277,933,118	-	-	0.54
Banco Itaú BBA S.A.	4,223,086	6,059,877	303,976	2,589,417	5,284,526	-	49.00	74.50
Itauseg Participações S.A.	1,717,000	3,556,616	195,735	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,577,292	77,600	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	207,201	630,548	23,089	-	811,503	-	-	4.78
Abroad								
Itaú Chile Holdings, Inc.	229,132	1,035,330	32,891	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	141,606	156,419	(1,670)	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,975	48,537	2,490	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,745	23,224	956	646	-	-	100.00	100.00
Aco Ltda.	11	2,106	-	-	-	131	99.24	99.24
Itaú Uruguay Directo S.A.	151	50	(14)	1,749,845	-	-	100.00	100.00

II- Composition of investments

	03/31/2008	03/31/2007
Investment in affiliates	**995,973**	**864,773**
Domestic	**247,774**	**125,996**
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.)	130,068	120,219
Delle Holdings S.A.	20,471	5,777
Serasa S.A.	97,235	-
Abroad	**748,199**	**738,777**
BPI – SGPS S.A.	746,204	736,377
Other	1,995	2,400
Other investments	**338,510**	**357,376**
Investments through tax incentives	104,274	106,710
Equity securities	12,925	90,970
Shares and quotas	98,966	25,704
Other	122,345	133,992
Provision for losses	**(81,217)**	**(87,325)**
TOTAL	**1,253,266**	**1,134,824**

III- Equity in earnings of affiliates

	01/01 to 03/31/2008	01/01 to 03/31/2007
Investment in affiliates - Domestic	**4,426**	**5,151**
Investment in affiliates - Abroad	**82,806**	**27,280**
Foreign exchange variation on investments	44,077	(20,003)
Equity in earnings of affiliates	38,729	47,283
Total	**87,232**	**32,431**

b) Fixed assets and deferred charges

	Net balance at 12/31/2007	Changes				03/31/2008			03/31/2007		
		Acquisitions	Disposals	Depreciation/ amortization expenses (Note 12f)	Foreign exchange variation	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
FIXED ASSETS	1,885,492	72,182	(28,225)	(89,278)	3,419	5,885,246	(4,041,656)	1,843,590	6,162,696	(4,035,491)	2,127,205
REAL ESTATE IN USE (1)	1,187,519	4,741	(2,523)	(15,309)	1,556	2,277,054	(1,101,070)	1,175,984	2,532,147	(1,090,254)	1,441,893
Land	637,000	300	(1,299)	-	146	636,147	-	636,147	671,485	-	671,485
Buildings	550,519	4,441	(1,224)	(15,309)	1,410	1,640,907	(1,101,070)	539,837	1,860,662	(1,090,254)	770,408
OTHER FIXED ASSETS	697,973	67,441	(25,702)	(73,969)	1,863	3,608,192	(2,940,586)	667,606	3,630,549	(2,945,237)	685,312
Installations	111,740	12,934	(3,589)	(4,537)	1,796	326,306	(207,962)	118,344	359,548	(237,015)	122,533
Furniture and equipment	75,691	9,839	(17,129)	(4,393)	4,383	372,182	(303,791)	68,391	357,722	(285,262)	72,460
EDP systems	417,196	38,029	(3,899)	(58,467)	(4,624)	2,607,008	(2,218,773)	388,235	2,627,403	(2,223,300)	404,103
Other (communication, security and transportation)	93,346	6,639	(1,085)	(6,572)	308	302,696	(210,060)	92,636	285,876	(199,660)	86,216
DEFERRED CHARGES	738,951	69,469	-	(49,252)	1,075	1,136,531	(376,288)	760,243	920,133	(408,842)	511,291
Leasehold improvements	332,164	23,894	-	(25,217)	5,005	522,147	(186,301)	335,846	425,104	(132,829)	292,275
Expenditure on acquisitions of software	168,461	29,797	-	(17,185)	578	351,912	(170,261)	181,651	487,492	(271,760)	215,732
Other deferred expenditures	238,326	15,778	-	(6,850)	(4,508)	262,472	(19,726)	242,746	7,537	(4,253)	3,284
GRAND TOTAL	2,624,443	141,651	(28,225)	(138,530)	4,494	7,021,777	(4,417,944)	2,603,833	7,082,829	(4,444,333)	2,638,496

(1) Includes amounts pledged in guarantee of voluntary deposits (Note 11b).

NOTE 15 - STOCKHOLDERS' EQUITY

a) Shares

Capital started to comprise 2,443,992,440 book-entry shares with no par value, of which 1,253,000,512 are common and 1,190,991,928 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 14,254,213 (R$ 14,254,213 at 03/31/2007), of which R$ 10,466,106 (R$ 10,471,749 at 03/31/2007) refers to stockholders domiciled in the country and R$ 3,788,107 (R$ 3,782,464 at 03/31/2007) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER			Total value
	Common	Preferred	Total	
Shares of capital stock at 12/31/2007 and 03/31/2008	1,253,000,512	1,190,991,928	2,443,992,440	
Treasury shares at 12/31/2007 (1)	10,265,646	36,675,620	46,941,266	(1,172,394)
Purchases of shares	-	24,631,300	24,631,300	(1,009,938)
Disposals – stock option plan	-	(4,100,600)	(4,100,600)	109,391
Treasury shares at 03/31/2008 (1)	10,265,646	57,206,320	67,471,966	(2,072,941)
Outstanding shares at 03/31/2008	1,242,734,866	1,133,785,608	2,376,520,474	
Outstanding shares at 03/31/2007 (2)	1,242,757,266	1,156,825,848	2,399,583,114	

(1) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, the split of shares was considered based on the balance as of October 1, 2007.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 03/31/2008:

Cost/Market value	Common	Preferred
Minimum	-	37.65
Weighted average	-	41.00
Maximum	-	42.30
Total treasury shares		
Average cost	25.42	31.68
Market value	36.80	40.01

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month at the amount of R$ 0.012 per share from November 1, 2007, as resolved in the Meeting of the Board of Directors held on August 6, 2007.

I – Calculation

Net income	1,906,228	
Adjustments:		
(-) Legal reserve	(95,311)	
Dividend calculation basis	1,810,917	
Dividends and interest on capital paid/advanced/provided for	613,046	33.9%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	**57,492**	**-**	**57,492**
Dividends - 2 monthly installments of R$ 0.012 per share paid in February and March 2008	57,492	-	57,492
Provided for (*)	**648,530**	**(92,976)**	**555,554**
Dividends - 1 monthly installment of R$ 0.012 per share, to be paid in April 2008	28,687	-	28,687
Interest on capital - R$ 0.26 per share	619,843	(92,976)	526,867
Total from 01/01 to 03/31/2008 - R$ 0.26 net per share	**706,022**	**(92,976)**	**613,046**
Total from 01/01 to 03/31/2007 - R$ 0.24 net per share	**579,417**	**(8,629)**	**570,788**

(*) Recorded in Other Liabilities – Social and Statutory.

c) Capital and revenue reserves

	03/31/2008	03/31/2007
CAPITAL RESERVES	**1,290,147**	**1,290,059**
Premium on subscription of shares	1,289,225	1,289,226
Reserves from tax incentives and restatement of equity securities	922	833
REVENUE RESERVES	**18,432,665**	**13,474,035**
Legal	1,439,026	1,038,145
Statutory:	16,993,639	12,435,890
- Dividend equalization (1)	5,359,441	5,188,784
- Working capital increase (2)	3,905,590	2,522,404
- Increase in capital of investees (3)	7,728,608	4,724,702

(1) Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.

(2) Reserve for Working Capital Increase – its purpose is to guarantee funds for the Bank's operations.

(3) Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d) Reconciliation of net income and stockholders' equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income of intercompany operations, on which related taxes are deferred.

	Net income		Stockholders' equity	
	01/01 to 03/31/2008	01/01 to 03/31/2007	03/31/2008	03/31/2007
ITAÚ HOLDING	**1,906,228**	**1,754,380**	**31,892,569**	**28,194,537**
Amortization of goodwill	198,602	208,296	(3,595,984)	(4,435,904)
Deferred tax assets	(61,374)	(61,047)	972,484	1,214,703
Unrealized income (loss)	27	27	(2,525)	(2,632)
ITAÚ HOLDING CONSOLIDATED	**2,043,483**	**1,901,656**	**29,266,544**	**24,970,704**

e) **Stock Option Plan**

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of ITAÚ HOLDING or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised, were exercised by the end of the vesting period, would be 0.20% for 2008, 0.34% for 2009, 0.31% for 2010, 0.35% for 2011, 0.33% for 2012 and 0.36% for 2013.

I - Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options			
Nº	Date				Granted	Exercised	Cancelled	Not exercised
Closed series					52,666,140	51,878,140	788,000	-
6th	02/14/00	12/31/04	12/31/07	11.76	10,664,000	10,156,000	508,000	-
7th	02/19/01	12/31/05	12/31/08	15.24	10,200,000	9,352,000	432,000	416,000
7th	05/02/05	12/31/05	12/31/08	15.24	29,800	23,840	-	5,960
8th	03/04/02	12/31/06	12/31/09	14.45	180,000	180,000	-	-
8th	03/04/02	12/31/06	12/31/09	14.54	10,683,000	8,262,200	507,000	1,913,800
8th	05/02/05	12/31/06	12/31/09	14.54	28,120	22,500	-	5,620
9th	03/10/03	12/31/07	12/31/10	9.85	270,000	270,000	-	-
9th	03/10/03	12/31/07	12/31/10	9.84	10,678,000	5,570,500	464,000	4,643,500
9th	01/07/04	12/31/07	12/31/10	9.84	125,000	100,000	-	25,000
9th	05/02/05	12/31/07	12/31/10	9.84	22,540	-	18,040	4,500
9th	08/01/05	12/31/07	12/31/10	9.84	20,000	-	-	20,000
10th	02/16/04	12/31/08	12/31/11	14.88	10,093,900	1,061,600	570,600	8,461,700
10th	08/01/05	12/31/08	12/31/11	14.88	20,000	-	-	20,000
11th	02/21/05	12/31/09	12/31/12	20.94	8,032,400	753,600	284,200	6,994,600
11th	08/01/05	12/31/09	12/31/12	20.94	20,000	-	-	20,000
11th	08/06/07	12/31/09	12/31/12	20.94	8,260	-	-	8,260
12th	02/21/06	12/31/10	12/31/13	31.15	8,647,000	48,000	180,000	8,419,000
12th	08/06/07	12/31/10	12/31/13	31.15	11,540	-	-	11,540
13th	02/14/07	12/31/11	12/31/14	39.67	7,836,200	-	42,800	7,793,400
13th	08/06/07	12/31/11	12/31/14	39.67	22,290	-	-	22,290
14th	02/11/08	12/31/12	12/31/15	45.73	8,463,500	-	13,600	8,449,900
				Total	138,721,690	87,678,380	3,808,240	47,235,070

II – Change in stock options

	Number	Price (*)
Balance at 12/31/2007	**42,885,770**	**21.91**
Options:		
. Granted	8,463,500	
. Cancelled	(13,600)	
. Exercised	(4,100,600)	
Balance at 03/31/2008	**47,235,070**	**27.80**

(*) Weighted average exercise price.

III – Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)
8th	475,400	14.41	42.50
9th	3,478,000	9.74	42.28
10th	133,600	14.79	42.45
11th	13,600	20.83	40.81
Total	**4,100,600**	**10.48**	**42.31**

(*) Weighted average value.

IV – Effect of the option exercise

Amount received for the sale of shares – exercised options	42,990
(-) Cost of treasury shares sold	(109,391)
Effect on sale (*)	(66,401)

(*) Recorded in revenue reserves.

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado and Caixa de Previdência dos Funcionários do BEG (PREBEG), closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and 21f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision of custody/management services;

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (3)			
					Results		Stockholders' equity	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Interbank deposits	12,886,884	11,120,507	12,890,828	11,151,238	3,944	30,731	3,944	30,731
Securities and derivative financial instruments	72,404,426	62,659,277	72,609,300	62,854,079	247,701	426,327	204,874	194,802
Adjustment of available-for-sale securities					21,768	205,400	-	-
Adjustment of held-to-maturity securities					225,933	220,927	204,874	194,802
Loan, lease and other credit operations	117,513,054	83,566,192	117,645,615	83,761,980	132,561	195,788	132,561	195,788
Investments in affiliates								
Bolsa de Mercadorias & Futuros - BM&F S.A.	20,777	-	332,709	-	311,932	-	311,932	-
Bovespa Holding S.A.	58,784	-	671,116	-	612,332	-	612,332	-
BPI	746,204	736,377	1,286,213	2,381,327	540,009	1,644,950	540,009	1,644,950
Parent company					318,386	969,849	318,386	969,849
Minority stockholders (1)					221,623	675,101	221,623	675,101
Redecard S.A.	185,204	-	4,559,516	-	4,374,312	-	4,374,312	-
Serasa S.A.	99,017	-	369,664	-	270,647	-	270,647	-
Visa Inc.	18	-	82,649	-	82,631	-	82,631	-
Funding and borrowing (2)	49,273,185	37,957,844	49,264,451	37,969,574	8,734	(11,730)	8,734	(11,730)
Securitization of foreign payment orders	1,026,150	1,356,278	1,014,704	1,380,570	11,446	(24,292)	11,446	(24,292)
Subordinated debt (Note 9a)	12,371,125	9,525,148	12,434,452	9,629,758	(63,327)	(104,610)	(63,327)	(104,610)
Treasury shares	2,072,941	1,012,263	2,745,714	1,544,932	-	-	672,773	532,669
Total unrealized					**6,532,922**	**2,157,164**	**7,162,868**	**2,458,308**

(1) The investment held by minority stockholders does not affect the result of ITAU HOLDING.

(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

(3) It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 1, 2008 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular Letters Nos. 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in affiliated companies - in BPI, Redecard S.A., Bovespa Holding S.A., Bolsa de Mercadorias & Futuros – BM&F S.A. and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

- Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on April 1, 2008. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary Retirement Plan - PAC (1) Franprev Benefit Plan - PBF (1) 002 Benefit Plan – PB002 (1) Itaulam Basic Plan - PBI (1) Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1) Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1) Defined benefit plan.
(2) Variable contribution plan.
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 8,768 (R$ 8,608 from January 1 to March 31, 2007). The contribution rate increases based on the participant's salary.

b) Post-employment benefits

ITAÚ HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 1,362 (R$ 1,834 from January 1 to March 31, 2007). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plan

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371/2000, are summarized below:

	03/31/2008	03/31/2007
Net assets of the plans	12,754,982	11,001,610
Actuarial liabilities	(9,625,592)	(8,949,480)
Surplus (*)	3,129,390	2,052,130

(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 27,419 (R$ 29,108 at March 31, 2007) (Note 12c) to cover possible actuarial liabilities.

d) Changes in net assets, actuarial liabilities, and surplus

DESCRIPTION	01/01 to 03/31/2008			01/01 to 03/31/2007		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value – beginning of the period	12,583,353	(9,440,841)	3,142,512	10,599,436	(8,574,690)	2,024,746
Adjustments in the period (1)				-	(196,995)	(196,995)
Expected return on assets/ Cost of current service + interest	384,096	(291,110)	92,986	322,472	(276,036)	46,436
Benefits paid	(106,359)	106,359	-	(98,241)	98,241	-
Contributions of sponsors/participants	15,833	-	15,833	7,109	-	7,109
Gains/(losses) in the period (2)	(121,941)	-	(121,941)	170,834	-	170,834
Present value – end of the period	12,754,982	(9,625,592)	3,129,390	11,001,610	(8,949,480)	2,052,130

(1) *Corresponds to the change of mortality table from GAM-83 (reduced by 10%) to AT-83 (reduced by 10%).*

(2) *Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.*

e) Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)

(1) *The mortality tables adopted correspond to those disclosed by SOA – "Society of Actuaries", the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables. At March 31, 2007, the AT-83 Table was adopted.*

(2) *The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 1.2% p.a. based on 2003/2004 experience.*

(3) *Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.*

NOTE 19 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Itaú Europa Consolidated (2)		Itaú Bank, Ltd. Consolidated (3)	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Assets								
Current and long-term receivables								
Cash and cash equivalents	877,062	424,328	96,485	45,901	182,828	140,776	120,903	111,729
Interbank investments	8,065,030	9,131,570	198,846	1,783	4,354,249	3,559,691	1,362,816	2,028,743
Securities	9,929,413	15,430,141	84,805	179,231	1,681,479	1,807,679	2,941,594	2,450,202
Loan, lease and other credit operations	6,412,728	4,421,216	1,338,743	822,002	4,340,267	2,281,034	268,043	4,793
Prepaid expenses	17,760	23,128	1,195	2,460	14,473	19,487	102	120
Other assets	516,383	869,323	322,110	239,352	184,250	91,392	363,961	436,150
Permanent assets								
Investments	-	472,898	6,055	6,535	385,660	380,188	10,086	9,743
BPI - SGPS S.A.	-	-	-	-	380,564	375,552	-	-
Other investments	-	472,898	6,055	6,535	5,096	4,636	10,086	9,743
Fixed assets and deferred charges	23,253	6,601	35,894	35,746	242,758	15,749	-	16
Total	**25,841,629**	**30,779,206**	**2,082,132**	**1,333,010**	**11,385,984**	**8,295,996**	**5,067,105**	**5,041,496**
Liabilities								
Current and long-term liabilities								
Deposits	5,777,719	3,742,373	1,675,296	1,046,791	6,341,868	3,755,274	2,037,085	1,669,944
Demand deposits	976,973	1,043,294	340,005	255,838	1,158,057	339,117	294,843	96,826
Savings deposits	-	-	317,524	306,053	-	-	-	-
Interbank deposits	28,663	7,188	64,462	37,875	1,620,013	1,958,186	916,649	301,139
Time deposits	4,772,083	2,691,891	953,305	447,025	3,563,798	1,457,971	825,593	1,271,979
Deposits received under securities repurchase agreements	857,107	10,763,305	-	-	171,478	337,482	659,477	751,079
Funds from acceptances and issuance of securities	975,931	770,467	-	-	2,150,688	2,464,915	199,011	77,003
Borrowing	8,957,076	5,411,565	86,495	8,552	954,954	548,488	4,552	5,113
Derivative financial instruments	726,287	1,536,432	-	-	107,793	23,398	223,531	120,819
Other liabilities	1,972,001	2,621,200	141,835	67,310	539,573	137,740	785,702	1,022,067
Deferred income	**4,249**	**8,212**	-	-	**9,074**	**5,444**	**573**	**4**
Minority interest in subsidiaries	-	-	-	-	**145**	**201**	-	-
Stockholders' equity								
Capital and reserves	6,557,951	5,838,226	178,570	206,838	1,096,187	987,383	1,179,187	1,370,424
Net income	13,308	87,425	136	3,519	14,204	35,671	(22,013)	25,043
Total	**25,841,629**	**30,779,206**	**2,082,132**	**1,333,010**	**11,385,984**	**8,295,996**	**5,067,105**	**5,041,496**
Statement of Income								
Income from financial operations	518,004	307,473	56,869	29,686	133,427	103,499	29,481	71,363
Expenses on financial operations	(499,566)	(227,711)	(27,765)	(10,769)	(88,299)	(58,671)	(35,627)	(36,165)
Result of loan losses	593	12,842	(1,734)	1,397	(4,340)	(1,874)	3	1
Gross income from financial operations	**19,031**	**92,604**	**27,370**	**20,314**	**40,788**	**42,954**	**(6,143)**	**35,199**
Other operating revenues/expenses	(5,874)	(5,164)	(28,276)	(17,485)	(19,645)	(2,766)	(4,366)	(1,324)
Operating result	**13,157**	**87,440**	**(906)**	**2,829**	**21,143**	**40,188**	**(10,509)**	**33,875**
Non-operating income	164	-	1,042	690	-	41	-	-
Income before taxes on income and profit sharing	**13,321**	**87,440**	**136**	**3,519**	**21,143**	**40,229**	**(10,509)**	**33,875**
Income tax	(13)	(15)	-	-	(4,459)	(3,562)	(1,035)	-
Statutory interest in income	-	-	-	-	(2,484)	(690)	(10,469)	(8,832)
Minority interest in subsidiaries	-	-	-	-	4	(8)	-	-
Net income (loss)	**13,308**	**87,425**	**136**	**3,519**	**14,204**	**35,671**	**(22,013)**	**25,043**

	Consolidated Chile (4)		Consolidated Uruguay (5)		Other Foreign Companies (6)		Foreign consolidated (7)	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Assets								
Current and long-term receivables								
Cash and cash equivalents	258,205	420,566	321,881	219,737	68,181	388,720	1,708,587	1,397,317
Interbank investments	153,986	362,755	525,973	777,159	35,972	175,708	11,153,610	13,374,848
Securities	1,637,736	936,656	103,722	85,553	8,860	10,369	15,965,508	20,547,131
Loan, lease and other credit operations	7,198,638	4,849,432	1,070,363	781,913	364,457	-	20,556,337	13,116,429
Prepaid expenses	38,358	5,347	4,103	6,922	287	94	76,294	57,576
Other assets	504,115	200,743	129,555	18,685	39,270	43,303	2,055,917	1,898,586
Permanent assets								
Investments	874	29,292	32	-	400,030	393,384	754,202	772,709
BPI - SGPS S.A.	-	-	-	-	365,640	360,825	746,204	736,377
Other investments	874	29,292	32	-	34,390	32,559	7,998	36,332
Fixed assets and deferred charges	145,908	115,508	21,737	19,260	5,926	8,161	473,400	198,101
Total	**9,937,820**	**6,920,299**	**2,177,386**	**1,909,229**	**922,983**	**1,019,739**	**52,743,855**	**51,382,697**
Liabilities								
Current and long-term liabilities								
Deposits	5,989,814	4,921,885	1,606,133	1,495,407	36	1	19,571,785	13,803,381
Demand deposits	1,070,206	863,291	842,917	733,138	35	-	3,968,519	2,589,022
Savings deposits	-	-	447,450	421,833	-	-	764,974	727,886
Interbank deposits	17	37	28,171	29,507	1	1	1,350,051	2,032,800
Time deposits	4,919,591	4,058,557	287,595	310,929	-	-	13,488,241	8,453,673
Deposits received under securities repurchase agreements	264,796	227,281	-	-	-	-	1,768,407	11,701,258
Funds from acceptances and issuance of securities	984,920	655,895	-	-	-	-	4,299,623	3,897,912
Borrowing	871,852	210,283	10,458	8	-	40,306	10,867,444	6,180,873
Derivative financial instruments	303,170	8,236	-	-	-	-	1,229,297	1,658,664
Other liabilities	487,707	130,372	330,438	213,812	33,733	18,844	3,870,965	4,147,334
Deferred income	**132**	-	-	-	**16**	**43**	**14,043**	**13,704**
Minority interest in subsidiaries	**99**	**69**	**16**	**17**	**5**	**5**	**22,428**	**90,181**
Stockholders' equity								
Capital and reserves	1,002,439	747,154	228,559	195,547	841,355	935,563	11,012,547	9,672,301
Net income	32,891	19,124	1,762	4,438	47,838	24,977	87,316	197,089
Total	**9,937,820**	**6,920,299**	**2,177,386**	**1,909,229**	**922,983**	**1,019,739**	**52,743,855**	**51,382,697**
Statement of Income								
Income from financial operations	215,059	146,191	330,266	32,742	69,199	14,558	2,714,691	676,703
Expenses on financial operations	(108,218)	(67,726)	(303,055)	(20,624)	(26)	(5)	(2,458,661)	(396,811)
Result of loan losses	(27,517)	(13,420)	(3,406)	(1,027)	4	-	(49,787)	(2,081)
Gross income from financial operations	**79,324**	**65,045**	**23,805**	**11,091**	**69,177**	**14,553**	**206,243**	**277,811**
Other operating revenues/expenses	(45,637)	(40,707)	(24,546)	(5,738)	(15,901)	10,149	(94,583)	(59,975)
Operating result	**33,687**	**24,338**	**(741)**	**5,353**	**53,276**	**24,702**	**111,660**	**217,836**
Non-operating income	4,677	112	3,440	46	4	1,125	9,895	2,014
Income before taxes on income and profit sharing	**38,364**	**24,450**	**2,699**	**5,399**	**53,280**	**25,827**	**121,555**	**219,850**
Income tax	(5,467)	(5,322)	(937)	(961)	(2,814)	(850)	(19,971)	(10,711)
Statutory interest in income	-	-	-	-	(2,628)	-	(15,581)	(9,822)
Minority interest in subsidiaries	(6)	(4)	-	-	-	-	1,313	(2,228)
Net income (loss)	**32,891**	**19,124**	**1,762**	**4,438**	**47,838**	**24,977**	**87,316**	**197,089**

(1) Banco Itaú S.A. - Grand Cayman, New York and Tokyo Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Banco Itaú Holding Financeira S. A. - Grand Cayman Branch and Banco Itaubank S.A. - Nassau Branch.

(2) BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda.(51%), Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., and only on 03/31/2008, Banco Itaú Europa International and Bie Bank & Trust Bahamas Ltd.

(3) BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itaubank Ltd., ITB Holding Ltd., Jasper International Investment LLC.

(4) Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A. and Recuperadora de Créditos Ltda.

(5) ACO Ltda., Banco Itaú Uruguay S.A., Itaú Uruguay Directo S.A., OCA Casa Financiera S.A. and OCA S.A.

(6) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión., Zux Cayman Company Ltd., Zux SGPS, Lda., Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itauinv - Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Limited, Libero Trading International Ltd, IPI - Itaúsa Portugal Investimentos, SGPS Lda.(49%) and Itaú Securities, Inc.

(7) Information on foreign consolidated presents balances net of eliminations from consolidation.

NOTE 20 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ HOLDING through its Management Committees. The strategic management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the tactical management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group's strategies.

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route: Corporate Governance/Risk Management.

I- Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. These limits are informed to the risk control areas of the business units that carry out the daily activities of risk management and periodically provide information to the consolidated risk control area, which monitors the scope, accuracy and quality of controls. The risk control cycle is completed with the disclosure of the consolidation of market risks to the Committee.

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (VaR Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company's stockholders' equity, according to the diversified management of risks. In March 2008 the Total Global VaR amounted to R$ 107.0 million (in December 2007 it amounted to R$ 118.2 million).

On March 28, 2008, ITAÚ HOLDING published its Market Risk Management Policy, based on BACEN's guidelines and the Basel Committee's concepts, that is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group.

From July 1, 2008, BACEN's Circular Letters Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, will be enforced, changing the methodology for calculating the regulatory capital for market risk. However, according to our best estimates, there will be no significant changes to the total capital allocation for market risk.

II - Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ HOLDING establishes its credit policy based on internal and external factors related to the domestic and foreign economic environment. Among the internal factors, we highlight the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates and margins, the portfolio quality and the allocated economic capital.

ITAÚ HOLDING's management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market niches in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ HOLDING's centralized process for making decisions and establishing a credit policy consists of coordination mechanisms necessary for guaranteeing the synchrony of credit actions and optimizing business opportunities. In retail, decisions are taken based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management based on a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility in its approval.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group's capital requirement at a safety level of 99.99%.

Analogous to what is observed in Market Risk, BACEN's new capital allocation rules are being put into practice. The simulations with current portfolios indicate a small variation in the allocated capital for credit risk from June 2008, as compared to the amount required according to the rule in force.

III- Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining the operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

This policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

In addition to this structure, ITAÚ HOLDING uses the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (http://www.itauri.com.br), in the route: Corporate Governance/ Rules and Policies/Policy on Operational Risk Management.

IV- Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas.

The setting of limits for minimum cash and liability concentration, approved by the Management Committee, responsible for managing liquidity risk enables the taking of previous actions to guarantee comfortable and profitable cash.

V – Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, arising from changes in expectations, that cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

In Brazil, following the worldwide trend towards the strengthening of the insurance market, SUSEP issued the CNSP Resolutions Nos. 155 and 158, of December 26, 2006, amended in December 2007 by Resolution No. 178, which change the rules about allocation of capital from subscription risk for several insurance segments and also the criteria for the actions to be taken by the regulatory body in relation to a possible insufficiency of capital for insurance companies, in effect from January 2008.

In anticipation of this regulatory requirement, ITAÚ HOLDING has used internal models for managing its insurance operations since 2006. From the beginning of 2007, the figures related to several segments started to be periodically divulged to the company's executives. The extent of internal models reaches beyond the segments required by the regulatory body, practically including the whole universe of insurance-related products.

VI – Convergence of Basel II and the Internal Models of ITAÚ HOLDING

In view of the historical database established for statistical treatment and improvement of internal models related to the determination of risk assessments, ITAÚ HOLDING improved its management processes, creating condition for allocating capital to several business types.

At the same time, ITAÚ HOLDING keeps making efforts to fully comply with the requirements of the New Basel Capital Accord. The internal models already used in the management of different risk types (credit, market, operational and subscription) are aligned with the concepts and use the statistical parameters established by the Accord.

NOTE 21 – ADDITIONAL INFORMATION

a) **Insurance policy** - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency**

The balances in reais linked to foreign currency were:

	03/31/2008	03/31/2007
Permanent foreign investments	11,099,863	9,869,390
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(17,687,475)	(15,014,282)
Net foreign exchange position (*)	**(6,587,612)**	**(5,144,892)**

(*) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (7,458,999), (R$ (5,878,274) at 03/31/2007).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) **Investment funds and managed portfolios** - ITAÚ HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds	
	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Investment funds	**183,157,657**	**174,836,498**	**183,157,657**	**174,836,498**	**1,203**	**1,014**
Fixed income	160,965,126	160,958,899	160,965,126	160,958,899	1,056	895
Shares	22,192,531	13,877,599	22,192,531	13,877,599	147	119
Managed portfolios	**81,928,153**	**52,162,209**	**38,309,358**	**11,434,092**	**10,459**	**4,720**
Customers (2)	52,804,956	33,144,391	23,157,994	7,766,412	10,412	4,673
Itaú Group	29,123,197	19,017,818	15,151,364	3,667,680	47	47
TOTAL	**265,085,810**	**226,998,707**	**221,467,015**	**186,270,590**	**11,662**	**5,734**

(1) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

(2) At March 31, 2008 the Company recorded R$ 2,939,001 related to consolidation of 3,564 managed portfolios arising from the acquisition of operations from BBI, BBT, and ABN AMRO Bank N.V.

d) **Funds of consortia**

	03/31/2008	03/31/2007
Monthly estimate of installments receivable from participants	27,196	30,124
Group liabilities by installments	1,243,835	1,183,238
Participants – assets to be delivered	1,090,473	1,025,385
Funds available for participants	221,923	205,475
(In units)		
Number of managed groups	706	806
Number of current participants	97,286	107,510
Number of assets to be delivered to participants	39,725	42,442

e) **Fundação Itaú Social** - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program"; and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 72 in the period, and the Foundation's social net assets totaled R$ 548,743 at March 31, 2008. The income arising from its investments will be used to achieve the Foundation's social purposes.

f) **Instituto Itaú Cultural – IIC** - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 7,540 (R$ 7,000 from 01/01 to 03/31/2007).

g) **Minority interests in subsidiaries**

	Stockholders' equity		Result	
	03/31/2008	03/31/2007	01/01 to 03/31/2008	01/01 to 03/31/2007
Itau Bank, Ltd. (1)	687,595	-	-	-
Banco Itaú Europa S.A.	903,462	779,722	(66,954)	2,400
Itaú BBA Participações S.A. (Note 14a I)	246,024	212,635	(13,921)	(7,869)
Itaú XL Seguros Corporativos S.A.	105,435	97,995	(3,488)	(3,833)
Miravalles Empreendimentos e Participações S.A. (2)	92,006	55,856	(1,106)	6,225
Três "B" Empreendimentos e Participações Ltda. (3)	64,567	59,703	(17)	(2,588)
Itaú Gestão de Ativos S.A. (4)	61,347	60,270	(395)	(661)
Investimentos Bemge S.A. (5)	16,079	15,432	(187)	(324)
Kinea Investimentos S.A (6)	2,263	-	(98)	-
Other	39,481	24,490	(793)	(691)
Total	**2,218,259**	**1,306,103**	**(86,959)**	**(7,341)**

(1) Represented by redeemable preferred shares.

- Issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR rate plus 1.25% p.a..

- Up to March 31, 2007 it was recorded in Other Liabilities – Subordinated Debt (Note 9g).

(2) Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento.

(3) Indirect subsidiary of Cia. Itaú de Capitalização.

(4) Indirect subsidiary of Itaú Vida e Previdência S.A..

(5) Indirect subsidiary of Banco Itaucard S.A..

(6) Indirect subsidiary of Banco ItauBank S.A..

h) **Exclusion of Nonrecurring Effects**

	01/01 to 03/31/2008
Sale of investments (Note 12i)	182,013
Mastercard, Inc.	82,964
Visa, Inc.	99,049
Provision for contingencies – Economic Plans (Note 12h)	(83,734)
(-) Tax effects	(33,415)
Total	64,864

i) Law No. 11,638

On December 28, 2007, Law No. 11,638 was approved in order to amend and revoke some provisions of Law No. 6,404, of December 15, 1976, and Law 6,385, of December 7, 1976 in connection with accounting practices, preparation and disclosure of financial statements.

Article 9 of this Law sets forth that it will come into effect on the first day of the year subsequent to its publication. The Brazilian Securities and Exchange Commission (CVM), through Notice to the market of January 14, 2008, and Brazilian Central Bank (BACEN), through Notice No. 16,669, of March 20, 2008, waived the adoption of the changes provided by this Law in the interim financial statements for 2008. Accordingly, these changes, which are awaiting regulation by BACEN, CVM and SUSEP, shall give rise to effects on the financial statements ending December 31, 2008 and be in compliance with the international accounting standards. In view of the above, ITAÚ HOLDING understands that it is not currently possible to determine the impacts of the adoption of this law.

Among the major amendments set forth by this law, ITAU HOLDING already adopts the presentation of the Statements of Cash Flows and Added Value (Note 21j), and the criteria for classification and valuation of financial instruments at market price (Notes 4b and 6).

We highlight below the major amendments awaiting regulation:

- Creation of the subgroup "Intangible assets" in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Fixed assets will now include assets arising from operations that transfer to the company any benefits, risks and controls of these assets, and deferred charges will now include preoperating expenses and restructuring expenses;

- Creation of subgroup "Asset valuation adjustments" in Stockholders' equity, with the purpose of recording the contra-entry to the exchange variation of investments abroad when the functional currency of the investee is different from that of the parent company, and classifying any contra-entries to increases or decreases in the amounts assigned to asset and liability elements, in view of its valuation at market price;

- Adjustment to present value of long-term operations on assets and liabilities, with the other operations being adjusted when any significant effect arises;

- Periodic analysis on recovery of amounts recorded in fixed assets, intangible assets and deferred charges;

- In take-over, merger and spin-off operations, carried out between independent parties and related to the effective transfer of control, the assets and liabilities of the company to be taken over or arising from the merger or spin-off will be recorded at their market value;

- Change in treatment of tax incentives that will now pass through results, with optional allocation to Revenue Reserve - Reserve for tax incentives and excluded from the mandatory dividend calculation basis.

We highlight that ITAÚ HOLDING annually releases its 20-F report containing the financial statements prepared in accordance with the USGAAP, which are more similar to the International Financial Reporting Standards (IFRS) than the Brazilian accounting practices in force before the enactment of Law No. 11,638. Moreover, at the last quarter of 2007, we released the reconciliation of stockholders' equity and net income as of December 31, 2006 between the Brazilian accounting practices and the IFRS, describing their main differences. Considering that this law aims at the convergence of the Brazilian accounting practices and the IFRS, both reports are parameters of the effects of Law No. 11,638.

j) **Statement of Cash Flows and Statement of Added Value**

We present below the Statement of Cash Flows, Consolidated and Individual, prepared by the Indirect Method, and the Statement of Added Value, not required by the Brazilian accounting practices and the Brazilian Central Bank until December 31, 2007, which were prepared in conformity with the structure of the Accounting Chart for Institutions of the National Financial System - COSIF. As from September 2007, in the Statement of Cash Flows, funding was transferred from the financing activity, aiming at concentrating the whole financial intermediation activity as operational.

I - Statement of Cash Flows - ITAÚ HOLDING CONSOLIDATED

	01/01 to 03/31/2008	01/01 to 03/31/2007
Adjusted net income	**4,313,830**	**4,002,335**
Net income	2,043,483	1,901,656
Adjusted net income	2,270,347	2,100,679
Adjustment to market value of securities in derivative financial instruments (assets/liabilities)	(95,043)	(128,287)
Allowance for loan losses	1,845,151	1,500,188
Results from operations with subordinated debt	369,234	54,698
Results from securitization of foreign payment orders	1,562	(41,244)
Change in technical provisions for insurance, pension plan and capitalization	1,221,607	771,953
Depreciation and amortization	138,530	167,002
Adjustment to legal liabilities - tax and social security	(57,491)	213,669
Adjustment to provision for contingent liabilities	359,200	(182,001)
Deferred taxes	30,144	9,112
Equity in earnings of affiliates	(87,232)	(32,431)
Income from available-for-sale securities	(1,327,309)	(211,311)
Income from held-to-maturity securities	(34,023)	(7,843)
(Income) loss from disposal of assets (Note 12i)	(182,013)	-
Minority interest	86,959	7,341
Other	1,071	(20,167)
Changes in assets and liabilities	**1,191,951**	**(2,820,953)**
(Increase) decrease in interbank investments	404,250	(9,107,321)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(6,963,298)	(10,640,941)
(Increase) Decrease in compulsory deposits with Central Bank of Brazil	255,918	410,582
(Increase) Decrease in interbank and interbranch accounts (Assets/Liabilities)	1,420,998	163,156
(Increase) Decrease in loan, lease and other credit operations	(11,735,891)	(1,231,662)
(Increase) Decrease on other receivables and other assets	(1,386,910)	(549,171)
(Increase) Decrease foreign exchange portfolio and negotiation and intermediation of securities (Asses/Liabilities)	(225,036)	82,564
Increase (Decrease) in deposits	(3,147,288)	(4,377,468)
Increase (Decrease) in deposits received under securities repurchase agreements	20,958,431	20,429,342
Increase (Decrease) in funds for issuance of securities	(1,193,637)	289,558
Increase (Decrease) in borrowings and onlending	2,161,839	912,834
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	79,631	322,264
Increase (Decrease) in credit card operations	(1,555,064)	(855,474)
Increase (Decrease) in securitization of foreign payment orders	(84,987)	(134,195)
(Decrease) Increase in other liabilities	2,202,456	1,468,276
(Decrease) Increase in deferred income	539	(3,297)
OPERATING ACTIVITIES – Net cash provided by (used in)	**5,505,781**	**1,181,382**
Interest on capital/Dividends received from affiliates	6,782	-
Funds received from interest and sale redemption of available-for-sale securities	1,697,611	2,347,752
Funds received from interest and sale redemption of held-to-maturity securities	96,864	75,162
Disposal of assets not for own use	10,798	24,316
Sale of investments	184,482	240
Disposal of fixed assets	28,225	8,871
Purchase of available-for-sale securities	(4,006,733)	(5,787,088)
Purchase of held-to-maturity securities	-	(42)
Purchase of assets not for own use	(9,771)	(11,443)
Purchase of investments	(8,622)	(11,673)
Purchase of fixed assets for use	(72,182)	(121,342)
Deferred charges	(69,469)	(35,442)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	**(2,142,015)**	**(3,510,689)**
Increase (Decrease) in subordinated debt	606,362	4,904,060
Change in minority interest	69,207	(581)
Granting of stock options	42,990	72,330
Purchase of treasury shares	(1,009,938)	(8,108)
Interest on capital paid	(2,166,188)	(1,521,128)
FINANCING ACTIVITIES – Net cash provided by (used in)	**(2,457,567)**	**3,446,573**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**906,199**	**1,117,266**
At the beginning of the period	4,287,879	3,391,367
At the end of the period	5,194,078	4,508,633

II - Statement of Cash Flows - ITAÚ HOLDING

	01/01 a 03/31/2008	01/01 a 03/31/2007
Adjusted Net income (loss)	**(27,847)**	**(6,392)**
Net income	1,906,228	1,754,380
Adjustments to net income:	(1,934,075)	(1,760,772)
Deferred taxes	(102,526)	45,265
Equity in earnings of subsidiaries	(1,844,450)	(1,818,932)
Amortization of goodwill	12,853	12,853
Other	48	42
Changes in assets and liabilities	**2,316,772**	**(259,133)**
(Increase) Decrease in interbank investments	423,206	(220,803)
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	(4,741)	(8,587)
(Increase) Decrease in other receivables and other assets	85,472	149,454
(Increase) Decrease in deposits	1,756,744	-
Increase (Decrease) in other liabilities	56,091	(179,197)
OPERATING ACTIVITIES – Net cash provided by (used in)	**2,288,925**	**(265,525)**
Interest on capital/Dividends received	1,066,665	1,727,788
(Purchase)/ Disposal of investments	(222,500)	16
Purchase of fixed assets/Deferred charges	(14)	(149)
INVESTMENT ACTIVITIES – Net cash provided by (used in)	**844,151**	**1,727,655**
Granting of stock options	42,990	72,330
Purchase of treasury shares	(1,009,938)	(8,108)
Interest on capital paid	(2,166,188)	(1,521,128)
FINANCING ACTIVITIES – Net cash provided by (used in)	**(3,133,136)**	**(1,456,906)**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**(60)**	**5,224**
At the beginning of the period	134	110
At the end of the period	74	5,334

III- Consolidated Statement of Added Value - ITAÚ HOLDING CONSOLIDATED

	01/01 to 03/31/2008	Share %	01/01 to 03/31/2007	Share %
Income from financial operations (a)	3,928,143	-	3,907,360	-
Result from operations with insurance, pension plan and capitalization (b)	318,493	-	312,717	-
Other operating revenues/expenses (c)	833,676	-	759,254	-
Added value (d = a + b + c)	**5,080,312**	**-**	**4,979,331**	**-**
Compensation of employees (e) (*)	1,575,466	31.0	1,286,227	25.8
Payment of taxes and contributions (f)	1,374,404	27.1	1,784,107	35.8
Amount distributed to stockholders (g)	706,022	13.9	579,417	11.6
Reinvestment of profits (h)	1,424,420	28.0	1,329,580	26.7
Distribution of added value (i = e + f + g + h)	**5,080,312**	**100.0**	**4,979,331**	**100.0**

(*) Does not included social security contributions.

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information of Banco Itaú Holding Financeira S.A. (Bank) and Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) for the quarters ended March 31, 2008 and 2007, consisting of the consolidated and individual balance sheet and the corresponding statements of income, and of changes in financial position and the statement of changes in stockholders' equity of the parent company. This information is the responsibility of the management of the Bank. Our responsibility is to issue a report on these financial statements.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in accordance with the standards issued by the Brazilian Central Bank applicable to the preparation of Quarterly Information, including Communiqué No. 16,669 of March 20, 2008.

4 As mentioned in Note 21 (i), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law) generating changes in the accounting practices adopted in Brazil. Although the mentioned Law is already effective, the main changes it introduced depend on regulation in order to be fully applied by companies. Accordingly, in this transition phase, the Brazilian Central Bank (BACEN), through its Communiqué No. 16,669 of March 20, 2008, waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008. Therefore, the accounting information contained in the Quarterly Information at March 31, 2008 was prepared in accordance with specific BACEN instructions and does not contemplate the changes in accounting practices introduced by Law 11,638/07.

São Paulo, May 5, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and financial statements for the first quarter of 2008, have verified the accuracy of all items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

São Paulo, May 5, 2008.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

MARCOS DE ANDRADE REIS VILLELA
Member